As filed with the Securities and Exchange Commission on June 4, 2010
Registration No. 333-165720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
SCIQUEST, INC.
(Exact name of registrant as specified in its charter)

Delaware	7372	56-2127592
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6501 Weston Parkway, Suite 200
Cary, North Carolina 27513
(919) 659-2100
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Stephen J. Wiehe
President and Chief Executive Officer
SciQuest, Inc.
6501 Weston Parkway, Suite 200
Cary, North Carolina 27513
(919) 659-2100
(919) 659-2199 (Facsimile)
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Grant W. Collingsworth, Esq. Seth K. Weiner, Esq. Morris, Manning & Martin, LLP 3343 Peachtree Road, N.E. Atlanta, GA 30326 Phone: (404) 233-7000 Facsimile: (404) 365-9532	William B. Asher, Jr., Esq. Lee S. Feldman, Esq. Choate, Hall & Stewart LLP Two International Place Boston, MA 02110 Phone: (617) 248-5000 Facsimile: (617) 248-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Securities	Aggregate	Registration
to be Registered	Offering Price(1)	Fee
Shares of Common Stock, $0.001 par value per share	$75,000,000	$5,348(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
Includes shares of common stock that the underwriters have the option to purchase solely to cover overallotments, if any.

(2)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement becomes effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 4, 2010

PRELIMINARY PROSPECTUS

           Shares
Common Stock
$      per share

SciQuest, Inc. is selling           shares of our common stock, and the selling stockholders identified in this prospectus are selling an additional           shares. We will not receive any of the proceeds from the sale of the shares of the selling stockholders. We have granted the underwriters a 30-day option to purchase up to an additional           shares of common stock from us, and the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional           shares of common stock, to cover over-allotments, if any.

This is an initial public offering of our common stock. We currently expect the initial public offering price to be between $      and $      per share. We have applied for approval for quotation of our common stock on the New York Stock Exchange, or NYSE, under the symbol “SQI.”

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 11.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC

William Blair & Company
JMP Securities
Pacific Crest Securities

The date of this prospectus is          , 2010.

sciQuest

Empowering. Strategic. Procurement.

Is procurement a strategic function in your organization?

It can be.

SciQuest's on-demand procurement software gives you control and visibility to help you spend money better. Streamline catalog management, direct spend to preferred vendors, drive higher compliance with contracts, tighten control and increase visibility throughout the entire source-to-settle process.

SciQuest specializes in procurement solutions for higher education, life sciences, healthcare and state and local government.

©2010 SciQuest, Inc. All rights reserved.

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or information to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. This prospectus is not an offer to sell, nor is it seeking offers to buy, shares of our common stock in jurisdictions where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

Through and including          , 2010 (the 25th day after the date of this prospectus), all dealers that effect transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

This prospectus contains registered and unregistered trademarks, service marks, trade names and references to intellectual property owned by other companies. All trademarks, service marks and trade names appearing herein are the property of their respective holders. We obtained industry and market data used throughout this prospectus through our research, surveys and studies conducted by third parties and industry and general publications. We have not independently verified market and industry data from third-party sources.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus, including the section entitled “Risk Factors,” before making a decision to invest in shares of our common stock. In this prospectus, references to “our company,” “we,” “us,” and “our” mean SciQuest, Inc., a Delaware corporation. Unless otherwise indicated, the information contained in this prospectus assumes (1) the shares of common stock to be sold in this offering are sold at $      per share and (2) no exercise by the underwriters of their overallotment option to purchase up to an additional           shares of common stock from us and the selling stockholders.

Our Business

Overview

SciQuest provides a leading on-demand strategic procurement and supplier enablement solution that integrates customers with their suppliers to improve procurement of indirect goods and services. Our on-demand software enables organizations to realize the benefits of strategic procurement by identifying and establishing contracts with preferred suppliers, driving spend to those contracts and promoting process efficiencies through electronic transactions. Using our managed SciQuest Supplier Network, our customers do business with more than 30,000 unique suppliers and spend billions of dollars annually.

Our current target markets are higher education, life sciences, healthcare and state and local governments. We tailor our solution for each of the vertical markets we serve by offering industry-specific functionality, content and supplier connections. We serve more than 160 customers operating in 16 countries and offer our solution in five languages and 22 currencies. Our value proposition has led to an average annual customer renewal rate of over 94% over the last three fiscal years. On a dollar basis, our annual renewal rate has been 106% over this same time period solely as a result of pricing increases at the time of renewal. We believe our renewal rates are among the highest for on-demand model companies.

Customers pay us subscription fees and implementation service fees for the use of our solution under multi-year contracts that are generally three to five years in length. We typically receive subscription payments annually in advance and implementation service fees as the services are performed, typically within the first three to eight months of contract execution. Our revenues have grown to $36.2 million in 2009 from $20.1 million in 2007, and our Adjusted Free Cash Flow increased to $6.8 million from $3.6 million during this period. Adjusted Free Cash Flow is not determined in accordance with U.S. generally accepted accounting principles, or GAAP, and is not a substitute for or superior to financial measures determined in accordance with GAAP. For further discussion regarding Adjusted Free Cash Flow and a reconciliation of Adjusted Free Cash Flow to cash flows from operations, see footnote 4 to the table in “Summary Financial Data” included elsewhere in this prospectus summary.

Industry Background

Indirect goods and services procurement is the purchase of the day-to-day necessities of the workplace such as office supplies, laboratory supplies, furniture, computers, MRO (maintenance, repair and operations) supplies, and food and beverages. Indirect goods and services tend to be low cost but are usually bought in high volumes by a wide variety of employees throughout an organization.

Our target market for strategic procurement of indirect goods and services is a subset of the broader supply procurement and sourcing application chain management market, which AMR Research estimates in a July 2009 report entitled “The Global Enterprise Application Market Sizing Report, 2008-2013” as a $2.9 billion global opportunity in 2010, growing at an 8% compounded annual growth rate from 2010 through 2013. Based on our own internal analysis, we believe that our current addressable market is approximately $1.0 billion within our current target markets as follows: higher education ($324 million), life sciences ($292 million), healthcare ($176 million) and state and local government ($244 million).

The procurement process for indirect goods and services is often not well-managed or controlled. Characteristics of traditional procurement processes include:

•	Lack of clearly defined procurement guidelines and awareness of preferred suppliers. In many cases, because processes are cumbersome, ill-defined and time consuming, many employees have difficulty following the procurement approval processes and fail to purchase from preferred suppliers.

•	Limited ability to analyze spend. Given the lack of automation and centralized reporting, organizations have difficulty analyzing what they are buying from suppliers.

•	Dissatisfied employees. Manual, non-integrated processes often lead to excess costs, delays and errors, resulting in a frustrating experience for the employee.

Efforts to automate the procurement function for indirect goods and services initially consisted of add-on modules to enterprise resource planning, or ERP, systems and first generation procurement systems developed 10 to 15 years ago. The introduction of Software-as-a-Service, or SaaS, strategic procurement solutions within the past few years has enabled buyers and suppliers to transact with each other online more efficiently. However, these offerings still suffer from the fact that they are primarily horizontal solutions that neither provide functionality and content specific to vertical markets nor have a robust supplier network that drives economies of scale.

Our Solution

We offer an on-demand strategic procurement and supplier enablement solution that enables organizations to more efficiently source indirect goods and services, manage their spend and obtain the benefits of compliance with purchasing policies and negotiating power with suppliers. Our on-demand strategic procurement software suite coupled with our managed supplier network forms our integrated solution, which is designed to achieve rapid and sustainable savings. Our solution provides customers with a set of products and services that enable them to optimize existing procurement processes by automating the entire source-to-settle process. The SciQuest Supplier Network acts as a communications hub that connects our customers to their suppliers.

Our solution provides the following key benefits:

•	Significant return on investment (“ROI”). Our customers are able to achieve significant returns on investment through savings from negotiated discounts, automated requisition/order processing, contract lifecycle management, settlement automation and sourcing.

•	Content and functionality specific to our vertical markets. Our software has specific configurable content and functionality that meets the unique needs of our targeted vertical markets.

•	Easier access to customers’ supplier network. Customers can easily access their preferred suppliers using a single solution and avoid the costs and inefficiencies associated with traditional one-to-one supplier management.

•	Greater adoption by employees. Our intuitive shopping interface provides employees with easy and automated visibility and access to goods and services.

•	Greater adoption by suppliers. Suppliers typically are motivated to join our network due to ease of enablement and lack of supplier fees.

•	Visibility into spending patterns and activity. Our solution provides granular detail into user spending behavior and provides detailed analytics that allow organizations to continually improve their purchasing practices.

•	Ease of deployment via integration with existing systems. Our highly-configurable solution integrates with many leading ERP systems to speed deployment and facilitate the interchange of transaction, accounting, settlement and user data.

Our Business Strengths

In addition to our differentiated customer solution, we believe our market approach and business model offer specific benefits that are instrumental to our successful growth. These include:

•	Focus on customer value. We focus extensively on ensuring that customers achieve maximum benefit from our solution, and we proactively engage with our customers to continually improve our software and services.

•	Expertise in our targeted vertical markets. Our domain expertise allows us to provide our customers with a highly tailored and differentiated solution that is difficult for our competitors to replicate.

•	Extensive content and supplier network. Suppliers are not charged any fees or transaction costs for purchases consummated through the SciQuest Supplier Network, which facilitates the growth of our network of over 30,000 unique suppliers servicing the higher education, life sciences, healthcare and state and local government markets.

•	Ability to manage costs. Our culture of lean management principles that extends from our senior management throughout our company has kept our capital expenditures low and helped lower our operating expenses as a percentage of revenues from 95% in 2007 to 72% in 2009.

•	High visibility business model. The recurring nature of our revenues provides high visibility into future performance, and the upfront payments result in cash flow generation in advance of revenue recognition. For each of the last three fiscal years, greater than 80% of our revenues were recognized from contracts that were in place at the beginning of the year.

Our Growth Strategy

We seek to become the leading provider of strategic procurement solutions for indirect goods and services. Our key strategic initiatives include:

•	Further penetrating our existing vertical markets. We will continue to focus our efforts on acquiring new customers in our newer healthcare and state and local government markets while increasing our emphasis on mid-sized customer acquisition opportunities in our core higher education and life sciences markets.

•	Capitalizing on cross-selling opportunities into our installed customer base. We plan to develop and/or acquire additional modules and products to sell to our existing customers by leveraging our position as a trusted strategic procurement solution vendor in our targeted verticals.

•	Selectively expanding into new vertical markets. We may pursue new vertical expansion through internal product development, sales and marketing initiatives or strategic acquisitions.

•	Investing in international expansion to acquire new customers. We intend to continue our international expansion by increasing our international direct sales force and establishing additional third-party sales relationships.

•	Selectively pursuing acquisitions. We may pursue acquisitions to accelerate our growth, enhance the capabilities of our existing solution, broaden our solution offerings or expand into new verticals or geographies.

Risks That We Face

Our business is subject to a number of risks that you should understand before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus and include but are not limited to the following:

•	our failure to sustain our historical renewal rates, pricing and terms of our customer contracts would adversely affect our operating results;

•	if we are unable to attract new customers, or if our existing customers do not purchase additional products or services, the growth of our business and cash flows will be adversely affected;

•	continued economic weakness and uncertainty, which may result in a significant reduction in spending in our target markets, could adversely affect our business, lengthen our sales cycles and make it difficult for us to forecast operating results accurately;

•	we may experience service failures or interruptions due to defects in the hardware, software, infrastructure, third-party components or processes that comprise our solution, any of which could adversely affect our business;

•	if we do not successfully maintain the SciQuest brand in our existing vertical markets or successfully market the SciQuest brand in new vertical markets, our revenues and earnings could be materially adversely affected;

•	if we are unable to adapt our products and services to rapid technological change, our revenues and profits could be materially and adversely affected;

•	the market for on-demand strategic procurement and supplier enablement solutions is at a relatively early stage of development; if the market for our solution develops more slowly than we expect, our revenues may decline or fail to grow and we may incur operating losses; and

•	we have been, and may continue to be, subject to claims that we or our technologies infringe upon the intellectual property or other proprietary rights of a third party. Any such claims may require us to incur significant costs, to enter into royalty or licensing agreements or to develop or license substitute technology, which may harm our business.

Our Corporate Information

We were originally incorporated in November 1995. Our principal executive offices are located at 6501 Weston Parkway, Suite 200, Cary, North Carolina 27513, and our telephone number is (919) 659-2100. Our website address is www.sciquest.com. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

THE OFFERING

Common stock offered by us	shares

Common stock offered by selling stockholders	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds	We estimate that the net proceeds from our sale of shares of common stock in this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full. This estimate is based upon an assumed initial public offering price of $ per share, the mid-point of our filing range, less estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We intend to use approximately $35.4 million of these net proceeds to redeem all outstanding shares of our preferred stock. We intend to use the remaining net proceeds for working capital and general corporate purposes. We may also use a portion of the proceeds to acquire complementary businesses, products or technologies. We have no agreements or commitments with respect to any acquisitions at this time. By establishing a public market for our common stock, this offering is also intended to facilitate our future access to public markets.

Pending the uses described above, we intend to invest the net proceeds of this offering in short- to medium-term, investment-grade, interest-bearing securities, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Symbol on the New York Stock Exchange	‘‘SQI”

The number of shares of our common stock outstanding after this offering is based on 28,592,904 shares outstanding as of March 31, 2010 and excludes:

•	an aggregate of 1,311,023 shares issuable upon the exercise of then outstanding options at a weighted average exercise price of $0.80 per share;

•	an aggregate of 443,361 shares issuable upon the exercise of then outstanding warrants at a weighted average exercise price of $0.04 per share;

•	an aggregate of 775,516 shares reserved for issuance under our 2004 Stock Incentive Plan, subject to increase on an annual basis and subject to increase for shares subject to awards under our prior equity plans that expire unexercised or otherwise do not result in the issuance of shares; and

•	the shares of common stock subject to the underwriters’ over-allotment option.

Except as otherwise indicated, information in this prospectus assumes no exercise of the underwriters’ overallotment option to purchase up to           additional shares of our common stock from us and up to           additional shares of common stock from the selling stockholders.

SUMMARY FINANCIAL DATA

The following tables summarize the financial data for our business. You should read this summary financial data in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, all included elsewhere in this prospectus.

The summary financial data under the heading “Statements of Operations Data” for each of the three years ended December 31, 2007, 2008 and 2009, under the heading “Non-GAAP Operating Data” relating to Adjusted EBITDA and Adjusted Free Cash Flow for each of the three years ended December 31, 2007, 2008 and 2009 have been derived from our audited annual financial statements, which are included elsewhere in this prospectus. The financial results for the year ended December 31, 2009 have been restated to reverse the valuation allowance related to our deferred tax assets. Refer to Note 3 of our audited annual financial statements, which are included elsewhere in this prospectus, for further discussion.

The summary financial data under the heading “Statements of Operations Data” for each of the three months ended March 31, 2009 and 2010, under the heading “Non-GAAP Operating Data” relating to Adjusted EBITDA and Adjusted Free Cash Flow for each of the three months ended March 31, 2009 and 2010 and under the heading “Balance Sheet Data” as of March 31, 2010 have been derived from our unaudited financial statements. In the opinion of management, our unaudited financial statements include all adjustments, consisting only of normal recurring items, except as noted in the notes to the financial statements, necessary for a fair statement of interim periods. The financial information presented for the interim periods has been prepared in a manner consistent with our accounting policies described elsewhere in this prospectus and should be read in conjunction therewith.

The pro forma balance sheet data as of March 31, 2010 is unaudited and gives effect to (1) our receipt of estimated net proceeds of $      million from this offering, based on an assumed initial public offering price of $      per share, which is the mid-point of our filing range, after deducting estimated underwriting discounts and offering expenses payable by us, and (2) the redemption of all of our outstanding preferred stock immediately after the consummation of this offering. The pro forma summary financial data is not necessarily indicative of what our financial position or results of operations would have been if this offering had been completed as of the date indicated, nor is this data necessarily indicative of our financial position or results of operations for any future date or period.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
			(As restated)
	(In thousands, except per share data)

Statements of Operations Data:
Revenues	$20,107	$29,784	$36,179	$8,595	$10,126
Cost of revenues(1)(2)	6,101	6,723	7,494	1,847	2,109

Gross profit	14,006	23,061	28,685	6,748	8,017

Operating expenses:(1)
Research and development	6,908	8,307	8,059	2,230	2,037
Sales and marketing	7,213	9,280	10,750	2,694	3,138
General and administrative	2,717	3,942	3,703	1,000	1,380
Litigation settlement and associated legal expenses	—	—	3,189	—	—
Amortization of intangible assets	2,286	537	403	101	76

Total operating expenses	19,124	22,066	26,104	6,025	6,631

Income (loss) from operations	(5,118)	995	2,581	723	1,386
Interest and other income, net	118	113	27	15	1,687

Income (loss) before income taxes	(5,000)	1,108	2,608	738	3,073
Income tax benefit (expense)	—	9	16,821	—	(1,143)

Net income (loss)	(5,000)	1,117	19,429	738	1,930
Dividends on redeemable preferred stock	2,207	2,395	2,595	621	671

Net income (loss) attributable to common stockholders	$(7,207)	$(1,278)	$16,834	$117	$1,259

Net income (loss) attributable to common stockholders per share:
Basic	$(0.27)	$(0.05)	$0.60	$0.00	$0.04
Diluted	$(0.27)	$(0.05)	$0.58	$0.00	$0.04
Weighted average shares outstanding used in computing per share amounts:
Basic	26,985	27,600	28,122	27,958	28,156
Diluted	26,985	27,600	28,900	28,811	29,296

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
			(As restated)
	(In thousands)

Non-GAAP Operating Data:
Adjusted EBITDA(3)	$(2,099)	$2,666	$7,349	$1,113	$2,256
Adjusted Free Cash Flow(4)	$3,636	$6,003	$6,785	$(2,326)	$64

	As of March 31, 2010
	Actual	Pro Forma
	(In thousands)

Balance Sheet Data:(5)
Cash and cash equivalents	$18,669
Working capital excluding deferred revenues	19,663
Total assets	53,857
Deferred revenues	31,141
Redeemable preferred stock	34,743
Total stockholders’ equity (deficit)	(15,518)

(1)	Amounts include stock-based compensation expense, as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
			(As restated)
	(In thousands)

Cost of revenues	$3	$25	$33	$6	$11
Research and development	56	53	86	20	153
Sales and marketing	42	150	83	15	97
General and administrative	9	158	163	49	347

	$110	$386	$365	$90	$608

(2)	Cost of revenues includes amortization of capitalized software development costs of:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
			(As restated)
	(In thousands)

Amortization of capitalized software development costs	$114	$154	$167	$43	$48

(3)	EBITDA consists of net income (loss) plus depreciation and amortization, less interest and other income, net and less income tax benefit (expense). Adjusted EBITDA consists of EBITDA plus our non-cash, stock-based compensation expense and settlement and legal costs related to a patent infringement lawsuit settled in 2009. We use Adjusted EBITDA as a measure of operating performance because it assists us in comparing performance on a consistent basis, as it removes from our operating results the impact of our capital structure, the one-time costs associated with a non-recurring event and such items as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets. We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because it and similar measures are widely used by investors, securities analysts and other interested parties in our industry to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash expenditure requirements for such replacements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results. Our management reviews Adjusted EBITDA along with these other measures in order to fully evaluate our financial performance.

The following table provides a reconciliation of net income (loss) to Adjusted EBITDA:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
			(As restated)
	(In thousands)

Net income (loss)	$(5,000)	$1,117	$19,429	$738	$1,930
Depreciation and amortization	2,909	1,285	1,214	300	262
Interest and other income, net	(118)	(113)	(27)	(15)	(1,687)
Income tax expense (benefit)	—	(9)	(16,821)	—	1,143

EBITDA	(2,209)	2,280	3,795	1,023	1,648
Non-cash, stock-based compensation expense	110	386	365	90	608
Litigation settlement and associated legal expenses	—	—	3,189	—	—

Adjusted EBITDA	$(2,099)	$2,666	$7,349	$1,113	$2,256

(4)	Free Cash Flow consists of net cash provided by operating activities, less purchases of property and equipment and less capitalization of software development costs. Adjusted Free Cash Flow consists of Free Cash Flow plus one-time settlement and legal costs related to a patent infringement lawsuit in 2009. We use Adjusted Free Cash Flow as a measure of liquidity because it assists us in assessing the company’s ability to fund its growth through its generation of cash. We believe Adjusted Free Cash Flow is useful to an investor in evaluating our liquidity because Adjusted Free Cash Flow and similar measures are widely used by investors, securities analysts and other interested parties in our industry to measure a company’s liquidity without regard to revenue and expense recognition, which can vary depending upon accounting methods.

Our use of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted Free Cash Flow does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	Adjusted Free Cash Flow does not reflect one-time litigation expense payments, which reduced the cash available to us;

•	Adjusted Free Cash Flow removes the impact of accrual basis accounting on asset accounts and non-debt liability accounts; and

•	other companies, including companies in our industry, may calculate Adjusted Free Cash Flow differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted Free Cash Flow alongside other liquidity measures, including various cash flow metrics, net income and our other GAAP results. Our management reviews Adjusted Free Cash Flow along with these other measures in order to fully evaluate our liquidity.

The following table provides a reconciliation of net cash provided by operating activities to Adjusted Free Cash Flow:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
			(As restated)
	(In thousands)

Net cash provided by operating activities	$4,693	$6,582	$4,501	$(2,055)	$368
Purchase of property and equipment	(695)	(480)	(685)	(271)	(102)
Capitalization of software development costs	(362)	(99)	(220)	—	(202)

Free Cash Flow	3,636	6,003	3,596	(2,326)	64
Litigation settlement and associated legal expenses	—	—	3,189	—	—

Adjusted Free Cash Flow	$3,636	$6,003	$6,785	$(2,326)	$64

(5)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) cash and cash equivalents, working capital excluding deferred revenues, total assets and total stockholders’ equity (deficit) after this offering by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

RISK FACTORS

An investment in shares of our common stock involves significant risks. In addition to other information in this prospectus, you should carefully consider the following risks before investing in shares of our common stock offered by this prospectus. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition and results of operations, which could cause you to lose all or a significant portion of your investment in shares of our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See the section of this prospectus entitled “Special Note Regarding Forward-Looking Statements and Industry Data” for a discussion of forward-looking statements.

Risks Related to Our Business and Industry

Our failure to sustain our historical renewal rates, pricing and terms of our customer contracts would adversely affect our operating results.

We derive, and expect to continue to derive, substantially all of our revenues from our on-demand strategic procurement and supplier enablement solution in the higher education, life sciences, healthcare and state and local government markets. Should our current customers lose confidence in the value or effectiveness of our solution, the demand for our products and services will likely decline, which could materially and adversely affect our renewal rates, pricing and contract terms. Our subscription agreements with customers are typically for a term of three to five years. Over the past three years, customers have renewed at an average annual rate of over 94%. On a dollar basis, our annual renewal rate has been 106% over this same time period solely as a result of pricing increases at the time of renewal. If our customers choose not to renew their subscription agreements with us at similar rates and on similar or more favorable terms, our business, operating results and financial condition may be materially and adversely affected.

If we are unable to attract new customers, or if our existing customers do not purchase additional products or services, the growth of our business and cash flows will be adversely affected.

To increase our revenues and cash flows, we must regularly add new customers and, to a somewhat lesser extent, sell additional products and services to our existing customers. If we are unable to hire or retain quality sales personnel, unable to sell our products and services to companies that have been referred to us, unable to generate sufficient sales leads through our marketing programs, or if our existing or new customers do not perceive our solution to be of sufficiently high value and quality, we may not be able to increase sales and our operating results would be adversely affected. In addition, if we fail to sell new products and services to existing or new customers, our operating results will suffer, and our revenue growth, cash flows and profitability may be materially and adversely affected.

Continued economic weakness and uncertainty, which may result in a significant reduction in spending in our target markets, could adversely affect our business, lengthen our sales cycles and make it difficult for us to forecast operating results accurately.

Our revenues depend significantly on economic conditions in our target markets as well as the economy as a whole. We have experienced, and may experience in the future, reduced spending by our customers and potential customers due to the current financial turmoil and economic weakness affecting the U.S. and global economy, and other macroeconomic factors affecting spending behavior. Many of our customers and potential customers, particularly in the higher education market, have been facing significant budgetary constraints that have limited spending on technology solutions. Continued spending constraints in our target markets may result in slower growth, or reductions, in revenues and profits in the future. In addition, economic conditions or uncertainty may cause customers and potential customers to reduce or delay technology purchases, including purchases of our solution. Our sales cycle may lengthen if purchasing decisions are delayed as a result of uncertain budget availability or if contract negotiations become more protracted or difficult as customers institute additional internal approvals for information technology purchases. These economic conditions could result in reductions in sales of our products and services, longer sales cycles, difficulties in collecting accounts receivable or delayed payments, slower adoption of new technologies and increased price competition. Any of these events or any significant reduction in spending in the higher education, life sciences, healthcare and state and local government markets would likely harm our business, financial condition, operating results and cash flows.

We may experience service failures or interruptions due to defects in the hardware, software, infrastructure, third-party components or processes that comprise our solution, any of which could adversely affect our business.

A technology solution as complex as ours may contain undetected defects in the hardware, software, infrastructure, third-party components or processes that are part of the solution we provide. If these defects lead to service failures, we could experience delays or lost revenues during the period required to correct the cause of the defects. Furthermore, from time to time, we have experienced immaterial service disruptions in the ordinary course of business. We cannot be certain that defects will not be found in new products or upgraded modules or that service disruptions will not occur in the future, resulting in loss of, or delay in, market acceptance, which could have an adverse effect on our business, results of operations and financial condition.

Because customers use our on-demand strategic procurement and supplier enablement solution for critical business processes, any defect in our solution, any disruption to our solution or any error in execution could cause customers to not renew their contracts with us, prevent potential customers from purchasing our solution and harm our reputation. Although most of our contracts with our customers limit our liability to our customers for these defects, disruptions or errors, we nonetheless could be subject to litigation for actual or alleged losses to our customers’ businesses, which may require us to spend significant time and money in litigation or arbitration or to pay significant settlements or damages. We do not currently maintain any warranty reserves. Defending a lawsuit, regardless of its merit, could be costly and divert management’s attention and could cause our business to suffer.

The insurers under our existing liability insurance policy could deny coverage of a future claim for actual or alleged losses to our customers’ businesses that results from an error or defect in our technology or a resulting disruption in our solution, or our existing liability insurance might not be adequate to cover all of the damages and other costs of such a claim. Moreover, we cannot be assured that our current liability insurance coverage will continue to be available to us on acceptable terms or at all. The successful assertion against us of one or more large claims that exceeds our insurance coverage, or the occurrence of changes in our liability insurance policy, including an increase in premiums or imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition and operating results. Even if we succeed in litigation with respect to a claim, we are likely to incur substantial costs and our management’s attention will be diverted from our operations.

If we do not successfully maintain the SciQuest brand in our existing vertical markets or successfully market the SciQuest brand in new vertical markets, our revenues and earnings could be materially adversely affected.

We believe that developing, maintaining and enhancing the SciQuest brand in a cost-effective manner is critical in expanding our customer base. Some of our competitors have well-established brands. Although we believe that the SciQuest brand is well established in the higher education and life sciences markets where we have a significant operating history, our brand is less well known in the healthcare and state and local government markets. Promotion of our brand will depend largely on continuing our sales and marketing efforts and providing high-quality products and services to our customers. We cannot be assured that these efforts will be successful in marketing the SciQuest brand, particularly beyond the higher education and life sciences markets. If we are unable to successfully promote our brand, or if we incur substantial expenses in attempting to do so, our revenues and earnings could be materially and adversely affected.

If we are unable to adapt our products and services to rapid technological change, our revenues and profits could be materially and adversely affected.

Rapid changes in technology, products and services, customer requirements and operating standards occur frequently. These changes could render our proprietary technology and systems obsolete. Any technological changes that reduce or eliminate the need for a solution that connects purchasing organizations with their suppliers could harm our business. We must continually improve the performance, features and reliability of our products and services, particularly in response to our competition.

Our success will depend, in part, on our ability to:

•	enhance our existing products and services;

•	develop new products, services and technologies that address the increasingly sophisticated and varied needs of our target markets; and

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

We cannot be certain of our success in accomplishing the foregoing. If we are unable, for technical, legal, financial or other reasons, to adapt to changing market conditions or buyer requirements, our market share, business and operating results could be materially and adversely affected.

The market for on-demand strategic procurement and supplier enablement solutions is at a relatively early stage of development. If the market for our solution develops more slowly than we expect, our revenues may decline or fail to grow and we may incur operating losses.

We derive, and expect in the near-term to continue to derive, substantially all of our revenues from our on-demand strategic procurement and supplier enablement solution in the higher education, life sciences, healthcare and state and local government markets. Our current expectations with respect to growth may not prove to be correct. The market for our solution is at a relatively early stage of development, making our business and future prospects difficult to evaluate. In particular, we have only recently entered the healthcare and state and local government markets, and our penetration of these vertical markets is at a substantially lower level than our penetration of the higher education and life sciences vertical markets.

Should our prospective customers fail to recognize, or our current customers lose confidence in, the value or effectiveness of our solution, the demand for our products and services will likely decline. Any significant price compression in our vertical markets as a result of newly introduced solutions or consolidation among our competitors could have a material adverse effect on our business. A number of factors could affect our customers’ assessment of the value or effectiveness of our solution, including the following:

•	their comfort with current purchasing and asset management procedures;

•	the costs and resources required to adopt new business procedures;

•	reductions in capital expenditures or technology spending budgets;

•	the price, performance and availability of competing solutions;

•	security and privacy concerns; or

•	general reticence about technology or the Internet.

Our customers are concentrated in our targeted vertical markets, which could make us vulnerable to adverse trends or events affecting those markets. The occurrence of any such adverse trends or events in our vertical markets could adversely affect our business.

We are also subject to certain risks because of our concentration of customers in the higher education and life sciences markets. For example, many of our customers and potential customers in the higher education market have been facing significant budgetary constraints that have limited spending on technology solutions. Continued spending constraints in the higher education market may result in slower growth, or reductions, in our revenues and profits in the future. In addition, the number of potential customers in the higher education market is relatively finite, which could limit our growth prospects. Moreover, our brand is less well known among mid-sized higher education institutions, and unless we are successful in promoting and marketing our brand in this market segment, our sales to mid-sized institutions may not increase. Furthermore, many of our sales opportunities are generated by referrals from existing customers in the higher education market. We believe that institutions in this market are collaborative in nature, and therefore, our failure to provide a beneficial solution to our existing customers could adversely impact our reputation in the higher education market and our ability to generate new referral customers. With respect to the life sciences market, the life sciences industry has been experiencing a period of consolidation, during which many of the large domestic and international pharmaceutical companies have been acquiring mid-sized pharmaceutical companies. The potential consolidation of our life sciences customers may diminish our negotiating leverage and exert downward pressure on our prices or cause us to lose the business of valuable customers who are consolidated with other pharmaceutical companies.

In addition, we face certain risks related to the state and local governments and healthcare markets which we are currently targeting. For example, healthcare costs have risen significantly over the past decade and numerous initiatives and reforms initiated by legislators, regulators and third-party payors to curb these costs have resulted in a consolidation trend in the healthcare industry, including hospitals. This has resulted in greater pricing and other competitive pressures and the exclusion of certain suppliers from important market segments. We expect that market demand, government regulation, third-party reimbursement policies and societal pressures will continue to change the national and worldwide healthcare industry, resulting in further business consolidations and alliances among customers and competitors. Healthcare reform legislation may exacerbate these potential challenges and impact our relationship with our healthcare customers in unanticipated ways. To the extent that our sales are concentrated in these markets, consolidation may reduce competition, exert downward pressure on the prices of our products and adversely impact our business, financial condition or results of operations.

We have been, and may continue to be, subject to claims that we or our technologies infringe upon the intellectual property or other proprietary rights of a third party. Any such claims may require us to incur significant costs, to enter into royalty or licensing agreements or to develop or license substitute technology, which may harm our business.

The on-demand strategic procurement and supplier enablement market is characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by litigation based on allegations of infringement or other violations of intellectual property rights. As we seek to extend our solution, we could be constrained by the intellectual property rights of others. We have been, and may in the future be, subject to claims that our technologies infringe upon the intellectual property or other proprietary rights of a third party. While we believe that our products do not infringe upon the proprietary rights of third parties, we cannot guarantee that third parties will not assert infringement claims against us in the future, particularly with respect to technology that we acquire through acquisitions of other companies.

In February 2010, we received a letter from a company offering us a license to certain of its patent rights. We have reviewed the offer and do not believe that a license is required or that our products infringe that company’s patent rights. We cannot guarantee that this company will not assert a patent infringement claim against us in the future or that we would prevail should a patent infringement claim be asserted.

We might not prevail in any intellectual property infringement litigation, given the complex technical issues and inherent uncertainties in such litigation. Defending such claims, regardless of their merit, could be time-consuming and distracting to management, result in costly litigation or settlement, cause development delays, or require us to enter into royalty or licensing agreements. We generally provide in our customer agreements that we will indemnify our customers against third-party infringement claims relating to our technology provided to the customer, which could obligate us to fund significant additional amounts. If our products are found to have violated any third-party proprietary rights, we could be required to withdraw those products from the market, re-develop those products or seek to obtain licenses from third parties, which might not be available on reasonable terms or at all. Any efforts to re-develop our products, obtain licenses from third parties on favorable terms or license a substitute technology might not be successful and, in any case, might substantially increase our costs and harm our business, financial condition and operating results. Withdrawal of any of our products from the market could have a material adverse effect on our business, financial condition and operating results.

We are subject to a lengthy sales cycle and delays or failures to complete sales may harm our business and result in slower growth.

Our sales cycle may take several months to over a year. Furthermore, we expect to experience relatively longer sales cycles as we expand into the healthcare and state and local government markets. During this sales cycle, we may expend substantial resources with no assurance that a sale will ultimately result. The length of a customer’s sales cycle depends on a number of factors, many of which we may not be able to control, including the following:

•	potential customers’ internal approval processes;

•	budgetary constraints for technology spending;

•	customers’ concerns about implementing new procurement methods and strategies; and

•	seasonal and other timing effects.

Any lengthening of the sales cycle could delay our revenue recognition and cash generation and could cause us to expend more resources than anticipated. If we are unsuccessful in closing sales or if we experience delays, it could have a material adverse effect on our operating results.

Our cash flows, quarterly revenues and operating results have fluctuated in the past and may fluctuate in the future due to a number of factors. As a result, we may fail to meet or exceed the expectations of securities analysts or investors, which could cause our stock price to decline.

Our cash flows, quarterly revenues and operating results have varied in the past and may fluctuate in the future. As a result, you should not rely on the results of any one quarter as an indication of future performance and period-to-period comparisons of our revenues and operating results may not be meaningful.

Fluctuations in our quarterly results of operations may be due to a number of factors including, but not limited to, those listed below and others identified throughout this “Risk Factors” section:

•	concentrated sales to large customers;

•	our ability to retain and increase sales to existing customers and to attract new customers;

•	the timing and success of new product and module introductions or upgrades by us or our competitors;

•	changes in our pricing policies or those of our competitors;

•	renewal rates of existing customers;

•	potential consolidation among our customers within the life sciences market;

•	potential foreign currency exchange gains and losses associated with expenses and sales denominated in currencies other than the U.S. dollar;

•	the amount and timing of expenditures related to development, adaptation or acquisition of technologies, products or businesses;

•	competition, including entry into the industry by new competitors and new offerings by existing competitors; and

•	general economic, industry and market conditions that impact expenditures for technology solutions in our target markets.

Such fluctuations might lead analysts to change their models for valuing our common stock. As a result, our stock price could decline rapidly and we could face costly securities class action suits or other unanticipated issues.

Our future profitability and cash flows are dependent upon our ability to control expenses.

Our operating plan to maintain profitability is based upon estimates of our future expenses. For instance, we expect our operating expenses to increase somewhat in 2010 as compared to 2009 in order to support anticipated revenue growth. Furthermore, as a public company upon completion of this offering, we will incur significant legal, accounting and other expenses that we have not incurred as a private company. If our future expenses are greater than anticipated, our ability to maintain profitability may be negatively impacted. Greater than anticipated expenses may negatively impact our cash flows, which could cause us to expend our capital faster than anticipated.

Also, a large percentage of our expenses are relatively fixed, which may make it difficult to reduce expenses significantly in the future.

Our future revenue growth could be impaired if our investment in direct and indirect sales channels for our products is unsuccessful.

We have invested significant time and resources in developing our direct sales force and our indirect sales channels. Sales through our direct sales force represent the primary source of our revenues. We supplement our direct sales force with indirect sales channels for our products through relationships with suppliers, enterprise resource planning, or ERP, providers, technology providers and purchasing consultants and consortia. We cannot be assured that our direct or indirect sales channels will be successful or that we will be able to develop additional indirect sales channels to support our direct sales channel. If our direct sales efforts, and to a lesser extent our indirect sales efforts, are not effective, our ability to achieve revenue growth may be impaired. As we develop additional indirect sales channels, we may experience conflicts with our direct sales force to the extent that these sales channels target the same customer bases. Successful management of these potential conflicts will be necessary in order to maximize our revenue growth.

If we are unable to facilitate the use of our implementation services by our customers in an optimal manner, the effectiveness of our customers’ use of our solution would be negatively impacted, resulting in harm to our reputation, business and financial performance.

The use of our solution typically includes implementation services to facilitate the optimal use of our solution. For example, in delivering our services, we typically work closely with customer personnel to improve the customer’s procurement process, enable the customer’s suppliers on the SciQuest Supplier Network, assist suppliers in loading product catalogs and support organizational activities to assist our customer’s transition to our strategic procurement and supplier enablement solution. These activities require substantial involvement and cooperation from both our customers and their suppliers. If we do not receive sufficient support from either the customer or its suppliers, then the optimal use of our services by the customer may be adversely impacted, resulting in lower customer satisfaction and negatively affecting our business, reputation and financial performance.

If we are not able to successfully create internal efficiencies for our customers and their suppliers, our operating costs and relationships with our customers and their suppliers will be adversely affected.

A key component of our products and services is the efficiencies created for our customers and their suppliers. In order to create these efficiencies, it is typically necessary for our solution to work together with our customer’s internal systems such as inventory, customer service, technical service, ERP systems and financial systems. If these systems do not create the anticipated efficiencies, relationships with our customers will be adversely affected, which could have a material adverse affect on our financial condition and results of operations.

We expect to develop and acquire new product and service offerings with no guarantee of success.

Expanding our product and service offerings is an important component of our business strategy. Any new offerings that are not favorably received by prospective customers could damage our reputation or brand name. Expansion of our services will require us to devote a significant amount of time and money and may strain our management, financial and operating resources. We cannot be assured that our development or acquisition efforts will result in commercially viable products or services. In addition, we may bear development and acquisition costs in current periods that do not generate revenues until future periods, if at all. To the extent that we incur expenses that do not result in increased current or future revenues, our earnings may be materially and adversely affected.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies could reduce our ability to compete successfully and adversely affect our results of operations.

We have funded our business through our cash flows from operations since the going private transaction in 2004. We may need to raise additional funds to achieve our future strategic objectives, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests and the value of shares of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop and enhance our solution;

•	continue to expand our technology development, sales and/or marketing organizations;

•	hire, train and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.

Our inability to do any of the foregoing could reduce our ability to compete successfully and adversely affect our results of operations.

Product development delays could damage our reputation and sales efforts.

Developing new products and updated versions of our existing products for release at regular intervals is important to our business efforts. At times, we may experience delays in our development process that result in new releases being delayed or lacking expected features or functionality. New product or version releases that are delayed or do not meet expectations may result in customer dissatisfaction, which in turn could damage significantly our reputation and sales efforts. Such damage to our reputation and sales efforts could negatively impact our operating results.

The market for on-demand strategic procurement and supplier enablement solutions is highly competitive, which makes achieving market share and profitability more difficult.

The market for on-demand strategic procurement and supplier enablement solutions is rapidly evolving and intensely competitive. We experience competition from multiple sources, which makes it difficult for us to develop a comprehensive business strategy that addresses all of these competitive factors. We face competition from other on-demand strategic procurement and supplier enablement solution providers, large enterprise application providers, smaller market-specific vendors and internally developed and maintained solutions. Competition is likely to intensify as this market matures.

As competitive conditions intensify, competitors may:

•	devote greater resources to marketing and promotional campaigns;

•	devote substantially more resources to product development;

•	secure exclusive arrangements with indirect sales channels that impede our sales;

•	develop more extensive client bases and broader client relationships than we have; and

•	enter into strategic or commercial relationships with larger, more established and well-financed companies.

In addition, some of our competitors may have longer operating histories and greater name recognition than we have. New technologies and the expansion of existing technologies may increase competitive pressures. As a result of increased competition, we may experience reduced operating margins, as well as loss of market share and brand recognition. We may not be able to compete successfully against current and future competitors. These competitive pressures could have a material adverse effect on our revenue growth and results of operations.

Mergers or other strategic transactions involving our competitors could weaken our competitive position, limit our growth prospects or reduce our revenues.

We believe that our industry is highly fragmented and that there is likely to be consolidation, which could lead to increased price competition and other forms of competition. Increased competition may cause pricing pressure and loss of market share, either of which could have a material adverse effect on our business, limit our growth prospects or reduce our revenues. Our competitors may establish or strengthen cooperative relationships with strategic partners or other parties. Established companies may not only develop their own products but may also merge with or acquire our current competitors. It is also possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Any of these circumstances could materially and adversely affect our business and operating results.

Interruptions or delays from third-party data centers could impair the delivery of our solution, which could cause our business to suffer.

We use two third-party data centers, our primary operating center located in Raleigh, North Carolina and a fully redundant disaster recovery platform located in Scottsdale, Arizona, to conduct our operations. Our solution resides on hardware that we own and operate in these locations. Our operations depend on the protection of the equipment and information we store in these third-party data centers against damage or service interruptions that may be caused by fire, flood, severe storm, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, natural disasters, war, criminal acts, military action, terrorist attacks and other similar events beyond our control. A prolonged service disruption affecting our solution for any of the foregoing reasons could damage our reputation with current and potential customers, expose us to liability and cause us to lose recurring revenue customers or otherwise adversely affect our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data centers we use.

Our on-demand strategic procurement and supplier enablement solution is accessed by a large number of customers at the same time. As we continue to expand the number of our customers and products and services available to our customers, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of our third-party data centers to meet our capacity requirements could result in interruptions or delays in our solution or impede our ability to scale our operations. In the event that our data center arrangements are terminated, or there is a lapse of service or damage to such facilities, we could experience interruptions in our solution as well as delays and additional expenses in arranging new facilities and services.

If we are unable to protect our intellectual property rights, our business could be materially and adversely affected.

Any misappropriation of our technology or the development of competing technology could seriously harm our business. We regard a substantial portion of our software products as proprietary and rely on a combination of patent, copyright, trademark, trade secrets, customer license agreements and employee and third-party confidentiality agreements to protect our intellectual property rights. These protections may not be adequate, and we cannot be assured that they will prevent misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect proprietary rights as fully as do the laws of the U.S. Other companies could independently develop similar or competing technology without violating our proprietary rights. The process of enforcing our intellectual property rights through legal proceedings would likely be burdensome and expensive, and our ultimate success cannot be assured. Our failure to protect adequately our intellectual property and proprietary rights could adversely affect our business, financial condition and results of operations.

We utilize proprietary technology licensed from third parties, the loss of which could be costly.

We license a portion of the proprietary technology for our products and services from third parties. These third-party licenses may not be available to us on favorable terms, or at all, in the future. In addition, we must be able to integrate successfully this proprietary technology in a timely and cost-effective manner to create an effective finished product. If we fail to obtain the necessary third-party licenses on favorable terms or are unable to integrate successfully this proprietary technology on favorable terms, it could have a material adverse effect on our business operations.

Our SciQuest Supplier Network incorporates content from suppliers that is critical to the effectiveness of our products.

A critical component of our solution is the SciQuest Supplier Network, which is the single integration point between our customers and all of their suppliers that provides customers with on-demand access to comprehensive and up-to-date multi-commodity supplier catalogs. These catalogs and other content are provided to us by each supplier for integration into our platform, which requires a high degree of involvement and cooperation from the suppliers. We must be able to integrate successfully this content in a timely manner in order for our customers to realize the full benefit of our solution. Also, any errors or omissions in the content provided by the suppliers may reflect poorly on our solution. If we are unable to successfully incorporate supplier content into our platform or if such content contains errors or omissions, then our products may not meet customer needs or expectations, and our business and reputation may be materially and adversely affected.

A failure to protect the integrity and security of our customers’ information could expose us to litigation, materially damage our reputation and harm our business, and the costs of preventing such a failure could adversely affect our results of operations.

Our business involves the collection and use of confidential information of our customers and their trading partners. We cannot be assured that our efforts to protect this confidential information will be successful. If any compromise of this information security were to occur, we could be subject to legal claims and government action, experience an adverse effect on our reputation and need to incur significant additional costs to protect against similar information security breaches in the future, each of which could adversely affect our financial condition, results of operations and growth prospects. In addition, because of the critical nature of data security, any perceived breach of our security measures could cause existing or potential customers not to use our solution and could harm our reputation.

Our use of “open source” software could negatively affect our ability to sell our solution and subject us to possible litigation.

A portion of the technologies licensed by us incorporate so-called “open source” software, and we may incorporate open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. If we fail to comply with these licenses, we may be subject to certain conditions, including requirements that we offer the portion of our solution that incorporates the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and/or that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solution that contained the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of our solution.

Further, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and although we believe we comply with the terms of those licenses, there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solution. In that event, we could be required to (i) seek licenses from third parties, (ii) re-develop our solution, (iii) discontinue sales of our solution, or (iv) release our proprietary software code under the terms of an open source license, any of which could adversely affect our business.

If we fail to attract and retain key personnel, our business may suffer.

Given the complex nature of the technology on which our business is based and the speed with which such technology advances, our future success is dependent, in large part, upon our ability to attract and retain highly qualified managerial, technical and sales personnel. In particular, Stephen Wiehe, our President and Chief Executive Officer, Rudy Howard, our Chief Financial Officer, James Duke, our Chief Operating Officer, Jeffrey Martini, our Senior Vice President of Worldwide Sales, Jennifer Kaelin, our Vice President of Finance and Gamble

Heffernan, our Vice President of Marketing and Strategy, are critical to the management of our business and operations. A key factor of our success will be the continued services and performance of our executive officers and other key personnel. If we lose the services of any of our executive officers, our financial condition and results of operations could be materially and adversely affected. Our success also depends upon our ability to identify, hire and retain other highly skilled technical, managerial, editorial, sales, marketing and customer service professionals. Competition for such personnel is intense. We cannot be certain of our ability to identify, hire and retain adequately qualified personnel. Failure to identify, hire and retain necessary key personnel could have a material adverse effect on our business and results of operations.

Our growth could strain our personnel resources and infrastructure, and if we are unable to implement appropriate controls and procedures to manage our growth, we will not be able to implement our business plan successfully.

We have experienced a period of growth in our operations and personnel, which places a significant strain on our management, administrative, operational and financial infrastructure. Our success will depend in part upon the ability of our senior management to manage this growth effectively. To do so, we must continue to hire, train and manage new employees as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business would be harmed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. The additional headcount we may add will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our growth, we will be unable to execute our business plan.

The failure to integrate successfully businesses that we may acquire could adversely affect our business.

An element of our strategy is to broaden the scope and content of our products and services through the acquisition of existing products, technologies, services and businesses. Acquisitions entail numerous risks, including:

•	the integration of new operations, products, services and personnel;

•	the diversion of resources from our existing businesses, sites and technologies;

•	the inability to generate revenues from new products and services sufficient to offset associated acquisition costs;

•	the maintenance of uniform standards, controls, procedures and policies;

•	accounting effects that may adversely affect our financial results;

•	the impairment of employee and customer relations as a result of any integration of new management personnel;

•	dilution to existing stockholders from the issuance of equity securities; and

•	liabilities or other problems associated with an acquired business.

We may have difficulty in effectively assimilating and integrating these businesses, or any future joint ventures, acquisitions or alliances, into our operations, and such integration may require a significant amount of time and effort by our management team. To the extent we do not successfully avoid or overcome the risks or problems related to any acquisitions, our business, results of operations and financial condition could be adversely affected. Future acquisitions also could impact our financial position and capital needs and could cause substantial fluctuations in our quarterly and yearly results of operations. Acquisitions could include significant goodwill and intangible assets, which may result in future impairment charges that would reduce our stated earnings.

Our international sales efforts will require financial resources and management attention and could have a negative effect on our earnings.

We are investing resources and capital to expand our sales internationally. This will require financial resources and management attention and may subject us to new or increased levels of regulatory, economic, tax and political risks, all of which could have a negative effect on our earnings. We cannot be assured that we will be successful in creating international demand for our products and services. In addition, our international business may be subject to a variety of risks, including, among other things, increased costs associated with maintaining international marketing efforts, applicable government regulation, conflicting and changing tax laws, economic and political conditions and potential instability in various parts of the world, fluctuations in foreign currency, increased financial accounting and reporting burdens and complexities, difficulties in collecting international accounts receivable and the enforcement of intellectual property rights. If we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could adversely affect our operating results as a result of increased operating costs.

Our actual operating results may differ significantly from our guidance.

From time to time, we may release guidance in our quarterly earnings releases, quarterly earnings conference call, or otherwise, regarding our future performance that represents our management’s estimates as of the date of release. This guidance, which includes forward-looking statements, will be based on projections prepared by our management.

Neither our independent registered public accounting firm nor any other independent expert or outside party compiles or examines the projections. Accordingly, no such person expresses any opinion or any other form of assurance with respect thereto.

Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. These projections are also based upon specific assumptions with respect to future business decisions, some of which will change. We may state possible outcomes as high and low ranges, which are intended to provide a sensitivity analysis as variables are changed but are not intended to represent that actual results could not fall outside of the suggested ranges. The principal reason that we release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by analysts.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results will vary from our guidance, and the variations may be material. In light of the foregoing, investors are urged not to rely upon, or otherwise consider, our guidance in making an investment decision regarding our common stock.

Any failure to implement our operating strategy successfully or the occurrence of any of the events or circumstances set forth under “Risk Factors” in this prospectus could result in our actual operating results being different from our guidance, and those differences may be adverse and material.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investor views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are in the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires annual management assessment of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing this assessment. To the extent that we are not currently in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as increased independent auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to comply with Section 404. If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, harm our ability to operate our business and reduce the trading price of our stock.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way in which we conduct our business.

Our costs and demands upon management may continue to increase as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

We expect to incur significant legal, accounting, investor relations and other expenses as a public company that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with current corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or SEC, and the NYSE. The expenses incurred by public companies for reporting and corporate governance purposes have increased dramatically over the past several years. These rules and regulations have increased our legal and financial compliance costs substantially and have made some activities more time-consuming and costly. We are unable currently to estimate these future costs with any degree of certainty.

Our business and financial performance could be negatively impacted by changes in tax laws or regulations.

New sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Those enactments could adversely affect our domestic and international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. These events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our product and maintenance prices to offset the costs of these changes, existing customers may elect not to renew their agreements and potential customers may elect not to purchase our services. Additionally, new, modified or newly interpreted or applied tax laws could increase our customers’ and our compliance, operating and other costs, as well as the costs of our services. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could adversely impact our business and financial performance.

Government regulation of the Internet and e-commerce is evolving, and unfavorable changes or our failure to comply with regulations could harm our operating results.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. For example, we believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers’ ability to use and share data, potentially reducing demand for our products. In addition, taxation of products and services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services and product offerings, which could harm our business and operating results.

Our ability to use U.S. net operating loss carryforwards might be limited.

As of December 31, 2009, we had net operating loss carryforwards of approximately $200 million for U.S. federal tax purposes, the use of which may be substantially limited. These loss carryforwards will begin to expire in 2014. To the extent these net operating loss carryforwards are available, we intend to use them to reduce the corporate income tax liability associated with our operations. Section 382 of the U.S. Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carryforwards that might be used to offset taxable income when a corporation has undergone significant changes in stock ownership. As a result, prior or future changes in ownership could put limitations on the availability of our net operating loss carryforwards. In addition, our ability to utilize the current net operating loss carryforwards might be further limited by the issuance of common stock in this offering. To the extent our use of net operating loss carryforwards is significantly limited, our income could be subject to corporate income tax earlier than it would if we were able to use net operating loss carryforwards, which could result in lower profits.

Risks Related to this Offering and Ownership of Our Common Stock

Our common stock could trade at prices below the initial public offering price.

There has not been a public trading market for shares of our common stock since August 2004. An active trading market may not develop or be sustained after this offering. If an active trading market does not develop, investors may have difficulty selling any of our common stock that they buy. The initial public offering price for the shares of common stock sold in this offering was determined by negotiations between representatives of the underwriters and us. This price may not be indicative of the price at which our common stock will trade after this offering, and our common stock could easily trade below the initial public offering price.

Our stock price may be volatile, and investors may be unable to sell their shares at or above the initial public offering price.

The market price of our common stock has been and could be subject to wide fluctuations in response to, among other things, the factors described in this “Risk Factors” section or elsewhere in this prospectus, and other factors beyond our control, including the following:

•	variations in our quarterly operating results;

•	decreases in market valuations of similar companies;

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts who cover us, our competitors or our industry;

•	failure by us or our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market; and

•	fluctuations in stock market prices and volumes.

Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rate changes and international currency fluctuations, may negatively affect the market price of our common stock.

In the past, many companies that have experienced volatility in the market price of their stock have become subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business. All of these factors could cause the market price of our stock to decline, and you may lose some or all of your investment.

The continued concentration of our capital stock ownership with insiders upon completion of this offering will limit your ability to influence corporate matters.

We anticipate that our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately     % of our common stock after this offering. These stockholders may have interests that differ from yours, and they may vote in a way with which you disagree and that may be adverse to your interests. This concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Also, these stockholders, acting together, will be able to control the outcome of matters submitted to our stockholders for approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

•	delaying, deferring or preventing a change in corporate control;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Upon completion of this offering, we will have           outstanding shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options after December 31, 2009. The shares sold in this offering will be immediately tradable without restriction. Of the remaining shares:

•	no shares will be eligible for sale immediately upon the completion of this offering; and

•	shares will be eligible for sale upon the expiration of lock-up agreements, subject in some cases to volume and other restrictions of Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act.

The lock-up agreements expire 180 days after the date of this prospectus, except that the 180-day period may be extended under certain circumstances where we announce or pre-announce earnings or a material event occurs within approximately 17 days prior to, or approximately 15 days after, the termination of the 180-day period. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

Following this offering, holders of substantially all of the shares of our common stock not sold in this offering will be entitled to rights with respect to the registration of these shares under the Securities Act. See “Description of Capital Stock — Registration Rights.” If we register their shares of common stock following the expiration of the lock-up agreements, these stockholders could sell those shares in the public market without being subject to the volume and other restrictions of Rule 144 and Rule 701.

After the closing of this offering, we intend to register approximately           shares of common stock that have been issued or reserved for future issuance under our stock incentive plans. Of these shares,           shares will be eligible for sale upon the exercise of vested options after the expiration of the lock-up agreements.

Investors in this offering will experience immediate and substantial dilution in the net tangible book value of the common stock they purchase in this offering.

Investors in this offering will experience immediate dilution of $      per share, because the price that they pay will be substantially greater than the net tangible book value per share of common stock that they acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the price of the shares being sold in this offering when they purchased their shares of our capital stock. If outstanding options to purchase our common stock are exercised, investors in this offering will experience additional dilution.

We have broad discretion in the use of the proceeds of this offering.

Approximately $35.4 million of the net proceeds to us from this offering will be used to redeem all outstanding shares of our preferred stock. The remainder of the net proceeds will be used, as determined by management in its sole discretion, for working capital and general corporate purposes. We have not, however, determined the allocation of those remaining net proceeds among such uses. Our management will have broad discretion over the use and investment of these net proceeds, and, accordingly, you will need to rely upon the judgment of our management with respect to our use of these net proceeds, with only limited information concerning management’s specific intentions. You will not have the opportunity, as part of your investment decision, to assess whether our proceeds are being used appropriately. We may place the net proceeds in investments that do not produce income or that lose value, which may cause our stock price to decline.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could delay or discourage a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

•	a classified board of directors with three-year staggered terms;

•	not providing for cumulative voting in the election of directors;

•	authorizing the board of directors to issue, without stockholder approval, preferred stock with rights senior to those of our common stock;

•	prohibiting stockholder action by written consent; and

•	requiring advance notification of stockholder nominations and proposals.

These and other provisions in our amended and restated certificate of incorporation and our amended and restated bylaws and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions. See “Description of Capital Stock — Preferred Stock,” “Description of Capital Stock — Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws,” and “Description of Capital Stock — Delaware Anti-Takeover Statute.”

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

Our amended and restated certificate of incorporation provides that we will indemnify and advance expenses to our directors, officers, employees and other agents to the fullest extent permitted by the Delaware General Corporation Law. Therefore, we will be obligated to indemnify such persons if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the company and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful, except that, in the case of an action by or in right of the company, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the company. Furthermore, our amended and restated certificate of incorporation provides that our directors are not personally liable for breaches of fiduciary duties to the fullest extent permitted by the Delaware General Corporation Law. Therefore, our directors shall not be personally liable to the company or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	breach of a director’s duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	transaction from which the director derives an improper personal benefit.

As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our amended and restated certificate of incorporation or that might exist with other companies.

If securities analysts do not continue to publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

We believe that the trading price for our common stock will be affected by research or reports that industry or financial analysts publish about us or our business. If one or more of the analysts who may elect to cover us downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

We do not intend to pay dividends on our common stock in the foreseeable future.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently anticipate that we will retain all of our available cash, if any, for working capital and other general corporate purposes. Any payment of future dividends will be at the discretion of our board of directors and will depend upon, among other things, our earnings, financial condition, capital requirements, debt levels, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. Investors seeking cash dividends should not purchase our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and “Executive Compensation” sections of this prospectus. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in the “Risk Factors” section and elsewhere in this prospectus. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

In this prospectus, we also rely on and refer to information and statistics regarding the industries and the markets in which we compete. We obtained this information and these statistics from various third-party sources. We believe that these sources and the estimates contained therein are reliable, but we have not independently verified them. Such information involves risks and uncertainties and is subject to change based on various factors, including those discussed in the “Risk Factors” section of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of shares of common stock in this offering will be approximately $      million, or approximately $      million if the underwriters exercise their over-allotment option in full. This estimate is based upon an assumed initial public offering price of $      per share, the mid-point of our filing range, less estimated underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by our selling stockholders. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

We intend to use approximately $35.4 million of these net proceeds to redeem all outstanding shares of our preferred stock. We intend to use the remaining net proceeds for working capital and general corporate purposes. We may also use a portion of the proceeds to acquire complementary businesses, products or technologies. We have no agreements or commitments with respect to any acquisitions at this time. By establishing a public market for our common stock, this offering is also intended to facilitate our future access to public markets.

Pending the uses described above, we intend to invest the net proceeds of this offering in short- to medium-term, investment-grade, interest-bearing securities, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

The amount and timing of what we actually spend may vary significantly and will depend on a number of factors, including future cash generated from operations as well as other factors described in the section titled “Risk Factors.”

DIVIDEND POLICY

We have not historically declared or paid dividends on our common stock, and we do not expect to declare or pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings will be used for the operation and growth of our business. Any future determination to pay dividends on our common stock would be subject to the discretion of our board of directors and would depend upon various factors, including our earnings, financial condition, capital requirements, debt levels, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2010:

•	on an actual basis; and

•	on a pro forma basis to reflect (i) our sale of shares in this offering at an assumed initial public offering price of $ per share, which is the mid-point of our filing range, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, and (ii) the redemption of all outstanding preferred stock immediately after the consummation of this offering, as if each had occurred as of March 31, 2010.

The information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2010
	Actual	Pro Forma(1)
	(Unaudited; in thousands, except share and
	per share data)

Cash and cash equivalents	$18,669

Current liabilities excluding current portion of deferred revenues	$2,683
Deferred revenues	31,141
Deferred tax liability	808
Redeemable preferred stock:
Redeemable preferred stock: $0.001 par value; 500,000 shares authorized and 222,073 shares issued and outstanding, actual; and 500,000 shares authorized and 0 shares issued and outstanding, pro forma	34,743
Stockholders’ equity (deficit):
Common stock: $0.001 par value; 32,000,000 shares authorized and 28,592,904 shares issued and outstanding, actual; and shares authorized and issued and outstanding, pro forma	29
Additional paid-in capital	—
Notes receivable from stockholders	(15)
Accumulated deficit	(15,532)
Total stockholders’ equity (deficit)	(15,518)

Total capitalization	$53,857

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriter discount and estimated offering expenses payable by us.

The table and calculations above are based on the number of shares of common stock outstanding as of March 31, 2010 and exclude:

•	an aggregate of 1,311,023 shares issuable upon the exercise of then outstanding options at a weighted average exercise price of $0.80 per share;

•	an aggregate of 443,361 shares issuable upon the exercise of then outstanding warrants at a weighted average exercise price of $0.04 per share;

•	an aggregate of 775,516 shares reserved for issuance under our 2004 Stock Incentive Plan, subject to increase on an annual basis and subject to increase for shares subject to awards under our prior equity plans that expire unexercised or otherwise do not result in the issuance of shares; and

•	the shares of common stock subject to the underwriters’ over-allotment option.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock immediately after completion of this offering. Net tangible book value per share represents total tangible assets less total liabilities and redeemable preferred stock, divided by the number of shares of common stock outstanding. As of March 31, 2010, the net tangible book value of our common stock was approximately $(23.5) million, or approximately $(0.82) per share.

After giving effect to our sale of shares at an assumed initial public offering price of $      per share, which is the mid-point of our filing range, deducting estimated underwriting discounts and commissions and offering expenses payable by us, and applying the net proceeds from this sale (including the redemption of all of our outstanding shares of preferred stock), the pro forma net tangible book value of our common stock, as of December 31, 2009, would have been approximately $      million, or $      per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $      per share and an immediate dilution to new investors of $      per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share			$
Net tangible book value per share as of March 31, 2010		$(0.82)
Pro forma increase per share attributable to new investors	$

Pro forma net tangible book value per share after this offering			$
Dilution per share to new investors			$

If the underwriters exercise their over-allotment option in full, there will be an increase in pro forma net tangible book value to existing stockholders of $      per share and an immediate dilution in pro forma net tangible book value to new investors of $      per share based on the assumed initial public offering price per share. A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, respectively, the pro forma net tangible book value per share of common stock after this offering by $      per share and increase or decrease, respectively, the pro forma dilution per share of common stock to new investors in this offering by $      per share, in each case calculated as described above and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table summarizes, as of March 31, 2010, on a pro forma basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, based upon an assumed initial public offering price of $      per share and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price per
	Number	Percent		Amount	Percent		Share

Existing stockholders			%	$		%	$
New investors			%	$		%	$

Total		100%		$	100%		$

The discussion and tables above are based on 28,592,904 shares of common stock outstanding as of March 31, 2010 and exclude:

•	an aggregate of 1,311,023 shares issuable upon the exercise of then outstanding options at a weighted average exercise price of $0.80 per share;

•	an aggregate of 443,361 shares issuable upon the exercise of then outstanding warrants at a weighted average exercise price of $0.04 per share;

•	an aggregate of 775,516 shares reserved for issuance under our 2004 Stock Incentive Plan, subject to increase on an annual basis and subject to increase for shares subject to awards under our prior equity plans that expire unexercised or otherwise do not result in the issuance of shares; and

•	the shares of common stock subject to the underwriters’ over-allotment option.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to           shares or     % of the total number of shares of our common stock outstanding after this offering. If the underwriters’ overallotment option is exercised in full, the number of shares held by the existing stockholders after this offering would be reduced to     % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to     % of the total number of shares of our common stock outstanding after this offering.

If all our outstanding options and warrants had been exercised, our pro forma net tangible book value (deficit) as of March 31, 2010 would have been $      million, or $      per share, and the pro forma as adjusted net tangible book value after this offering would have been $      million, or $      per share, causing dilution to new investors of $      per share.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with our financial statements and the related notes appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which follows immediately after this section. Our historical results are not necessarily indicative of our results to be expected in any future period.

The selected financial data under the heading “Statements of Operations Data” for each of the three years ended December 31, 2007, 2008 and 2009, under the heading “Non-GAAP Operating Data” relating to Adjusted EBITDA and Adjusted Free Cash Flow for each of the three years ended December 31, 2007, 2008 and 2009 and under the heading “Balance Sheet Data” as of December 31, 2008 and 2009 have been derived from our audited financial statements, which are included elsewhere in this prospectus. The selected financial data under the heading “Statements of Operations Data” for each of the two years ended December 31, 2005 and 2006, under the heading “Non-GAAP Operating Data” relating to Adjusted EBITDA and Adjusted Free Cash Flow for each of the two years ended December 31, 2005 and 2006 and under the heading “Balance Sheet Data” as of December 31, 2005, 2006 and 2007 have been derived from our audited financial statements not included in this prospectus. The financial results for the year ended December 31, 2009 have been restated to reverse the valuation allowance related to our deferred tax assets. Refer to Note 3 of our audited annual financial statements, which are included elsewhere in this prospectus, for further discussion.

The selected financial data under the heading “Statements of Operations Data” for each of the three months ended March 31, 2009 and 2010, under the heading “Non-GAAP Operating Data” relating to Adjusted EBITDA and Adjusted Free Cash Flow for each of the three months ended March 31, 2009 and 2010 and under the heading “Balance Sheet Data” as of March 31, 2010 have been derived from our unaudited financial statements. In the opinion of management, our unaudited financial statements include all adjustments, consisting only of normal recurring items, except as noted in the notes to the financial statements, necessary for a fair statement of interim periods. The financial information presented for the interim periods has been prepared in a manner consistent with our accounting policies described elsewhere in this prospectus and should be read in conjunction therewith.

The pro forma balance sheet data as of March 31, 2010 is unaudited and gives effect to (1) our receipt of estimated net proceeds of $      million from this offering, based on an assumed initial public offering price of $      per share, which is the mid-point of our filing range, after deducting estimated underwriting discounts and offering expenses payable by us and (2) the redemption of all of the outstanding preferred stock immediately after the consummation of this offering. The pro forma summary financial data is not necessarily indicative of what our financial position or results of operations would have been if this offering had been completed as of the date indicated, nor is this data necessarily indicative of our financial position or results of operations for any future date or period.

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
					(As restated)
	(In thousands, except per share data)

Statements of Operations Data:
Revenues	$8,805	$15,183	$20,107	$29,784	$36,179	$8,595	$10,126
Cost of revenues(1)(2)	3,701	4,766	6,101	6,723	7,494	1,847	2,109

Gross profit	5,104	10,417	14,006	23,061	28,685	6,748	8,017

Operating expenses:(1)
Research and development	5,316	6,124	6,908	8,307	8,059	2,230	2,037
Sales and marketing	4,543	5,954	7,213	9,280	10,750	2,694	3,138
General and administrative	2,546	2,531	2,717	3,942	3,703	1,000	1,380
Litigation settlement and associated legal expenses	—	—	—	—	3,189	—	—
Amortization of intangible assets	3,877	3,631	2,286	537	403	101	76

Total operating expenses	16,282	18,240	19,124	22,066	26,104	6,025	6,631

Income (loss) from operations	(11,178)	(7,823)	(5,118)	995	2,581	723	1,386
Interest and other income (expense), net	(304)	(78)	118	113	27	15	1,687

Income (loss) before income taxes	(11,482)	(7,901)	(5,000)	1,108	2,608	738	3,073
Income tax benefit (expense)	—	—	—	9	16,821	—	(1,143)

Net income (loss)	(11,482)	(7,901)	(5,000)	1,117	19,429	738	1,930
Dividends on redeemable preferred stock	1,877	2,038	2,207	2,395	2,595	621	671

Net income (loss) attributable to common stockholders	$(13,359)	$(9,939)	$(7,207)	$(1,278)	$16,834	$117	$1,259

Net income (loss) attributable to common stockholders per share:
Basic	$(0.53)	$(0.38)	$(0.27)	$(0.05)	$0.60	$0.00	$0.04
Diluted	$(0.53)	$(0.38)	$(0.27)	$(0.05)	$0.58	$0.00	$0.04
Weighted average shares outstanding used in computing per share amounts:
Basic	25,248	26,116	26,985	27,600	28,122	27,958	28,156
Diluted	25,248	26,116	26,985	27,600	28,900	28,811	29,296

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
					(As restated)
	(In thousands)

Non-GAAP Operating Data:
Adjusted EBITDA(3)	$(6,626)	$(3,557)	$(2,099)	$2,666	$7,349	$1,113	$2,256
Adjusted Free Cash Flow(4)	$(2,403)	$1,636	$3,636	$6,003	$6,785	$(2,326)	$64

						As of March 31, 2010
	2005	2006	2007	2008	2009	Actual	Pro Forma
					(As restated)
	(In thousands)

Balance Sheet Data:(5)
Cash and cash equivalents	$4,041	$5,218	$7,791	$13,502	$17,132	$18,669
Working capital excluding deferred revenues	1,779	4,899	7,631	14,273	19,964	19,663
Total assets	24,309	24,883	26,332	32,922	55,211	53,857
Deferred revenues	9,853	19,164	26,124	31,590	34,275	31,141
Redeemable preferred stock	24,646	26,778	28,985	31,477	34,072	34,743
Total stockholders’ equity (deficit)	(16,487)	(26,403)	(33,461)	(34,391)	(17,158)	(15,518)

(1)	Amounts include stock-based compensation expense, as follows:

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
					(As restated)
	(In thousands)

Cost of revenues	$—	$—	$3	$25	$33	$6	$11
Research and development	—	—	56	53	86	20	153
Sales and marketing	—	—	42	150	83	15	97
General and administrative	—	—	9	158	163	49	347

	$—	$—	$110	$386	$365	$90	$608

(2)	Cost of revenues includes amortization of capitalized software development costs of:

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
					(As restated)
	(In thousands)

Amortization of capitalized software development costs	$227	$235	$114	$154	$167	$43	$48

(3)	EBITDA consists of net income (loss) plus depreciation and amortization, less interest and other income, net and less income tax benefit (expense). Adjusted EBITDA consists of EBITDA plus our non-cash, stock-based compensation expense and settlement and legal costs related to a patent infringement lawsuit settled in 2009. We use Adjusted EBITDA as a measure of operating performance because it assists us in comparing performance on a consistent basis, as it removes from our operating results the impact of our capital structure, the one-time costs associated with a non-recurring event and such items as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets. We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because it and similar measures are widely used by investors, securities analysts and other interested parties in our industry to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash expenditure requirements for such replacements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results. Our management reviews Adjusted EBITDA along with these other measures in order to fully evaluate our financial performance.

The following table provides a reconciliation of net income (loss) to Adjusted EBITDA:

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
					(As restated)
	(In thousands)

Net income (loss)	$(11,482)	$(7,901)	$(5,000)	$1,117	$19,429	$738	$1,930
Depreciation and amortization	4,552	4,266	2,909	1,285	1,214	300	262
Interest and other expense (income), net	304	78	(118)	(113)	(27)	(15)	(1,687)
Income tax expense (benefit)	—	—	—	(9)	(16,821)	—	1,143

EBITDA	(6,626)	(3,557)	(2,209)	2,280	3,795	1,023	1,648
Non-cash, stock-based compensation expense	—	—	110	386	365	90	608
Litigation settlement and associated legal expenses	—	—	—	—	3,189	—	—

Adjusted EBITDA	$(6,626)	$(3,557)	$(2,099)	$2,666	$7,349	$1,113	$2,256

(4)	Free Cash Flow consists of net cash provided by (used in) operating activities, less purchases of property and equipment and less capitalization of software development costs. Adjusted Free Cash Flow consists of Free Cash Flow plus one-time settlement and legal costs related to a patent infringement lawsuit in 2009. We use Adjusted Free Cash Flow as a measure of liquidity because it assists us in assessing the company’s ability to fund its growth through its generation of cash. We believe Adjusted Free Cash Flow is useful to an investor in evaluating our liquidity because Adjusted Free Cash Flow and similar measures are widely used by investors, securities analysts and other interested parties in our industry to measure a company’s liquidity without regard to revenue and expense recognition, which can vary depending upon accounting methods.

Our use of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted Free Cash Flow does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	Adjusted Free Cash Flow does not reflect one-time litigation settlement expense payments, which reduce the cash available to us;

•	Adjusted Free Cash Flow removes the impact of accrual basis accounting on asset accounts and non-debt liability accounts; and

•	other companies, including companies in our industry, may calculate Adjusted Free Cash Flow differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted Free Cash Flow alongside other liquidity measures, including various cash flow metrics, net income and our other GAAP results. Our management reviews Adjusted Free Cash Flow along with these other measures in order to fully evaluate our liquidity.

The following table provides a reconciliation of net cash provided by (used in) operating activities to Adjusted Free Cash Flow:

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
					(As restated)
	(In thousands)

Net cash provided by (used in) operating activities	$(1,748)	$2,227	$4,693	$6,582	$4,501	$(2,055)	$368
Purchase of property and equipment	(594)	(531)	(695)	(480)	(685)	(271)	(102)
Capitalization of software development costs	(61)	(60)	(362)	(99)	(220)	—	(202)

Free Cash Flow	(2,403)	1,636	3,636	6,003	3,596	(2,326)	64
Litigation settlement and associated legal expenses	—	—	—	—	3,189	—	—

Adjusted Free Cash Flow	$(2,403)	$1,636	$3,636	$6,003	$6,785	$(2,326)	$64

(5)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) cash and cash equivalents, working capital excluding deferred revenues, total assets and total stockholders’ equity (deficit) after this offering by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We provide a leading on-demand strategic procurement and supplier enablement solution that integrates our customers with their suppliers to improve procurement of indirect goods and services. Our on-demand software enables organizations to realize the benefits of strategic procurement by identifying and establishing contracts with preferred suppliers, driving spend to those contracts and promoting process efficiencies through electronic transactions. Strategic procurement is the optimization of tasks throughout the cycle of finding, procuring, receiving and paying for indirect goods and services, which can result in increased efficiency, reduced costs and increased insight into an organization’s buying patterns. Using our managed SciQuest Supplier Network, our customers do business with more than 30,000 unique suppliers and spend billions of dollars annually.

We derive our revenues primarily from subscription fees and associated implementation services from the sale of our solution to entities in the higher education, life sciences, healthcare and state and local government markets. To date, the higher education and life sciences markets have been our primary markets, although we consider the healthcare and state and local government markets to be important for our future revenue growth. Our contracts are typically three to five years in length, with total subscription fees typically ranging from $450,000 to $1.5 million ($150,000 to $300,000 per year) and the associated one-time implementation service fees typically ranging from $150,000 to $300,000. We sell primarily through our direct sales channel and, to a very limited extent, through indirect sales channels. We have over 160 customers operating in 16 countries and offer our solution in five languages and 22 currencies. Our revenue growth is driven primarily through the sale of our solution to new customers. For the fiscal year ended December 31, 2009, revenues increased 21% to $36.2 million from $29.8 million for the year ended December 31, 2008. For the fiscal year ended December 31, 2008, revenues increased 48% from $20.1 million for the year ended December 31, 2007.

Revenues, expenses and cash flow are the key measures we use to analyze our business and results of operations for both the short and long-term. Key elements of our revenue analysis include revenues from new customers and renewal revenues from existing customers. Maintaining and managing revenue growth is a primary operating focus for us, and therefore, we will continue to focus our efforts on acquiring new customers and expanding our relationship with existing customers. We plan to continue to invest in sales and marketing efforts in the healthcare and state and local government markets, which we have recently entered but which we believe are important to our future revenue growth. We tailor our sales and marketing efforts to each of our vertical markets through industry-specific marketing events, and we have hired, and will continue to hire, personnel with experience and contacts in these markets. We cannot provide assurances, however, that these efforts will be successful in marketing our solution to promote revenue growth. If we are unable to market our solution, or if we incur substantial expenses in attempting to do so, our revenues and earnings could be materially and adversely affected. Our expense analysis focuses heavily on headcount by function, as compensation expense is our primary expense item. We also monitor the impact of expenses on Adjusted EBITDA. To analyze cash flow, we primarily use Adjusted Free Cash Flow.

We believe Adjusted EBITDA and Adjusted Free Cash Flow are the primary non-GAAP financial metrics upon which to measure our business. EBITDA consists of net income (loss) plus depreciation and amortization, less (plus) interest and other income (expense), net and plus (less) income tax expense (benefit). Adjusted EBITDA consists of EBITDA plus our non-cash, stock-based compensation expense and settlement and legal costs related to a patent infringement lawsuit settled in 2009. Because Adjusted EBITDA excludes certain non-cash expenses such as depreciation, amortization and stock-based compensation, as well as the one-time impact of the settlement of a patent litigation suit in 2009, we believe that this measure provides us with additional useful information to measure and understand our performance on a consistent basis, particularly with respect to changes in performance from period to period. Free Cash Flow consists of net cash provided by (used in) operating activities, less purchases of property and equipment and less capitalization of software development costs. Adjusted Free Cash Flow consists of Free Cash Flow plus one-time settlement and legal costs related to a patent infringement lawsuit in 2009. Because Adjusted Free Cash Flow measures the ability of the company to generate cash from operations, after investment in software development and property and equipment, we believe this is a meaningful measurement in which to gauge our ability to fund future growth. Our Adjusted Free Cash Flow normally fluctuates quarterly due to the combination of the timing of new business and the payment of annual bonuses. We use Adjusted EBITDA and Adjusted Free Cash Flow in the preparation of our budgets and to measure and monitor our financial performance. Adjusted EBITDA and Adjusted Free Cash Flow are not determined in accordance with GAAP and are not substitutes for or superior to financial measures determined in accordance with GAAP. For further discussion regarding Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, see “— Key Financial Terms and Metrics,” below. For further discussion regarding Adjusted Free Cash Flow and a reconciliation of Adjusted Free Cash Flow to cash flows from operations, see footnote 4 to the table in “Selected Financial Data” included elsewhere in this prospectus.

We were founded in 1995 as an e-commerce business-to-business exchange for scientific products and conducted an initial public offering in 1999. In 2001, we brought in a new management team, exited the business-to-business exchange model and began selling our on-demand strategic procurement and supplier enablement solution. Our company was subsequently taken private in 2004. Since 2001, we have focused on developing our current on-demand business model, building out our technology, acquiring a critical mass of customers in our higher education and life sciences vertical markets, and selectively expanding our solution to serve the healthcare and state and local government markets. We have funded our operations since the going private transaction through our cash flow from operations. We generated Adjusted EBITDA of $(2.1) million, $2.7 million, $7.3 million and $2.3 million in 2007, 2008, 2009 and the three months ended March 31, 2010, respectively. We generated Adjusted Free Cash Flow of $3.6 million, $6.0 million, $6.8 million and $0.1 million in 2007, 2008, 2009 and the three months ended March 31, 2010, respectively. We generated a net loss of $(5.0) million for 2007 and net income of $1.1 million, $19.4 million and $1.9 million in 2008, 2009 and the three months ended March 31, 2010, respectively. No customer accounted for more than 10% of our total revenues in 2007, 2008, 2009 and the three months ended March 31, 2010. Our ten largest customers accounted for no more than 25% of our total revenues in 2009 and the three months ended March 31, 2010.

We plan to continue the growth of our customer base by expanding our direct and indirect distribution channels and increasing our international market penetration. As a result, we plan to hire additional personnel, particularly in sales and implementation services, and expand our domestic and international sales and marketing activities. We also intend to identify and acquire companies that would either expand our solution’s functionality, provide access to new customers or markets, or both.

Key Financial Terms and Metrics

Sources of Revenues

We primarily derive our revenues from sales of our on-demand strategic procurement and supplier enablement software solution and associated implementation services. Revenues are generated from subscription agreements that permit customers to access and utilize our procurement solution and related services.

Our subscription agreements generally contain multiple service elements and deliverables. These elements include access to our on-demand software, implementation services and, on limited occasions, perpetual licenses for certain software modules and related maintenance and support. The typical term of our subscription agreements is three to five years, and we generally invoice our customers in advance of their annual subscription, with payment terms that require our customers to pay us within thirty days of invoice. We recognize revenues, both from subscription and perpetual licenses and related maintenance and support, ratably on a daily basis over the term of the agreement. Our agreements are generally non-cancelable, though customers have the right to terminate their agreements for cause if we materially breach our obligations under the agreement.

Implementation services revenues consist primarily of configuration, integration, training and change management services sold in conjunction with the initial subscription agreement as part of a multiple-element arrangement. Typically, our implementation services engagements are billed on a fixed fee, performance milestone basis with payment terms requiring our customers to pay us within thirty days of invoice. Revenues from implementation services sold as part of the initial agreement are recognized ratably over the remaining subscription term once the performance milestones have been met. Revenues from services sold separately from subscription agreements are recognized as the services are performed and have not been material to our business.

Historically, we have increased the price of our subscriptions upon the renewal of our customers’ subscription agreements to reflect the increased feature functionality inherent in the solution since the initial subscription agreement. Our annual customer renewal rate has been over 94% over the last three fiscal years. On a dollar basis, our annual renewal rate has been 106% over this same time period solely as a result of pricing increases at the time of renewal. We believe these customer and dollar renewal rates reflect our customers’ satisfaction with our solution and improve the visibility of our revenues.

Cost of Revenues and Operating Expenses

We allocate certain overhead expenses, such as rent, utilities, and depreciation of general office assets to cost of revenues and operating expense categories based on headcount. As a result, an overhead expense allocation is reflected in cost of revenues and each operating expense category.

Cost of Revenues.  Cost of revenues consists primarily of compensation and related expenses for implementation services, supplier enablement services, customer support staff and client partners, costs related to hosting the subscription software, amortization of capitalized software development costs and allocated overhead. Costs of implementation services are expensed as incurred. We expect cost of revenues to increase in absolute dollars as we continue to increase the number of customers over time but remain relatively consistent as a percentage of revenues.

Research and Development.  Research and development expenses consist primarily of wages and benefits for software application development personnel and allocated overhead. We have focused our research and development efforts on both improving ease of use and functionality of our existing products as well as developing new offerings. We primarily expense research and development costs. The small percentage of direct development costs related to on-demand software enhancements that add functionality are capitalized and depreciated as a component of cost of revenues. We expect that research and development expenses will increase in absolute dollars as we continue to enhance and expand our product offerings but decrease as a percentage of revenues over time.

Sales and Marketing.  Sales and marketing expenses consist primarily of wages and benefits for our sales and marketing personnel, sales commissions, marketing programs, including lead generation, events and other brand building expenses and allocated overhead. We capitalize our sales commissions at the time a subscription agreement is executed by the customer, and we expense the commissions as a component of sales and marketing ratably over the subscription period, matching the recognition period of the subscription revenues for which the commissions were incurred. In order to continue to grow our business and brand awareness, we expect that we will continue to invest in our sales and marketing efforts. We expect that sales and marketing expenses will increase in absolute dollars but decrease as a percentage of revenues over time.

General and Administrative.  General and administrative expenses consist of compensation and related expenses for administrative, human resources, finance and accounting personnel, professional fees, other taxes and other corporate expenses. We expect that general and administrative expenses will increase as we continue to add personnel in connection with the growth of our business. In addition, we anticipate that we will also incur additional personnel expense, professional fees, including auditing and legal, and insurance costs related to operating as a public company. Therefore, we expect that our general and administrative expenses will increase in absolute dollars. Over the next two years, we expect that our general and administrative expenses also will increase as a percentage of revenues.

Amortization of Intangible Assets.  Amortized intangible assets consist of acquired technology and customer relationships from the going private transaction in 2004. The acquired technology was amortized on a straight-line basis over the estimated life of three years, and the customer relationships are amortized over a ten-year estimated life in a pattern consistent with which the economic benefit is expected to be realized.

Adjusted EBITDA.  EBITDA, a non-GAAP operating measure, consists of net income (loss) plus depreciation and amortization, less interest and other income, net and less income tax benefit. Adjusted EBITDA, a non-GAAP operating measure, consists of EBITDA plus our non-cash, stock-based compensation expense and settlement and legal costs related to a patent infringement lawsuit in 2009. We use Adjusted EBITDA as a measure of operating performance because it assists us in comparing performance on a consistent basis, as it removes from our operating results the impact of our capital structure, the one-time costs associated with a non-recurring event and such items as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets. We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties in our industry to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash expenditure requirements for such replacements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results. Our management reviews Adjusted EBITDA along with these other measures in order to fully evaluate our financial performance.

The following table provides a reconciliation of net income (loss) to Adjusted EBITDA:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
			(As restated)
	(Unaudited; in thousands)

Net income (loss)	$(5,000)	$1,117	$19,429	$738	$1,930
Depreciation and amortization	2,909	1,285	1,214	300	262
Interest and other income (expense), net	(118)	(113)	(27)	(15)	(1,687)
Income tax expense (benefit)	—	(9)	(16,821)	—	1,143

EBITDA	(2,209)	2,280	3,795	1,023	1,648
Non-cash, stock-based compensation expense	110	386	365	90	608
Litigation settlement and associated legal expenses	—	—	3,189	—	—

Adjusted EBITDA	$(2,099)	$2,666	$7,349	$1,113	$2,256

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 2 to the financial statements, the following accounting policies involve a greater degree of judgment and complexity. A critical accounting policy is one that is both material to the preparation of our financial statements and requires us to make difficult, subjective or complex judgments for uncertain matters that could have a material effect on our financial condition and results of operations. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

We primarily derive our revenues from subscription fees for our on-demand strategic procurement and supplier enablement software solution and associated implementation services. Revenue is generated from subscription agreements and related services permitting customers to access and utilize our hosted software. Customers may on occasion also purchase a perpetual license for certain software modules. Revenue is recognized when there is persuasive evidence of an agreement, the service has been provided or delivered to the customer, the collection of the fee is probable and the amount of the fee to be paid by the customer is fixed or determinable.

Our contractual agreements generally contain multiple service elements and deliverables. These elements include access to the hosted software, implementation services and, on a limited basis, perpetual licenses for certain software modules and related maintenance and support. Subscription agreements do not provide customers the right to take possession of the hosted software at any time, with the exception of a triggering event in source code escrow arrangements. In applying the multiple element revenue recognition guidance, we determined that we do not have objective and reliable evidence of the fair value of the subscription agreement and related services. We therefore account for fees received under multiple-element agreements as a single unit of accounting and recognize the agreement consideration ratably over the term of the subscription agreement, which is generally three to five years. The term of the subscription agreement commences on the start date specified in the subscription agreement, which is the date access to the software is provided to the customer provided all other revenue recognition criteria have been met. Fees for professional services that are contingent upon future performance are recognized ratably over the remaining subscription term once the performance milestones have been met. We recognize revenue from any professional services that are sold separately as the services are performed.

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from our software and services described above. For multiple year subscription agreements, we generally invoice our customers in annual installments. Accordingly, the deferred revenue balance does not represent the total contract value of these multi-year subscription agreements. Our services, such as implementation, are generally sold in conjunction with subscription agreements. These services are recognized ratably over the remaining term of the subscription agreement once any contingent performance milestones have been satisfied. The portion of deferred revenue that we anticipate will be recognized after the succeeding 12-month period is recorded as non-current deferred revenue and the remaining portion is recorded as current deferred revenue.

Stock-Based Compensation.  As of January 1, 2006, we adopted new stock-based compensation accounting guidance using the prospective application method, which requires that all stock-based payments to employees, including grants of employee stock options, are recognized in the statements of operations based on their fair values. Stock-based compensation costs are measured at the grant date based on the fair value of the award and are recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

Stock-based compensation costs are calculated using the Black-Scholes option-pricing model. Determining the appropriate fair value model and related assumptions requires judgment, including estimating stock price volatility, forfeiture rates and expected term. The assumptions used in determining the fair value of stock-based awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation could be materially different in the future.

Because there has not been a public market for our common stock since 2004, we have lacked company-specific historical and implied volatility information. Therefore, we estimate our expected stock volatility based on that of publicly-traded peer companies, and we expect to continue to use this methodology until such time as we have adequate historical data regarding the volatility of our publicly-traded stock price. We do not have information available that is indicative of future exercise and post-vesting behavior to estimate the expected term. Therefore, the expected term used in our estimated fair value calculation represents the average time that options that vest are expected to be outstanding based on the mid-point between the vesting date and the end of the contractual term of the award. We have not paid dividends and do not anticipate paying dividends in the foreseeable future and, accordingly, use an expected dividend yield of zero. The risk-free interest rate is based on the rate of U.S. Treasury securities with maturities consistent with the estimated expected term of the awards. Pre-vesting forfeiture rates are estimated based on our historical forfeiture data.

The assumptions used in calculating the fair value of common stock options granted in 2008, 2009 and 2010 are set forth below:

	2008	2009	2010

Estimated dividend yield	0%	0%	0%
Expected stock price volatility	100.0%	100.0%	100.0%
Weighted-average risk-free interest rate	2.6% — 3.6%	1.9% — 2.8%	2.6% — 3.0%
Expected life of award (in years)	6.25	6.25	6.25

We typically grant options on a semi-annual basis. The following table summarizes by grant date the number of stock options granted from January 1, 2008 through April 20, 2010, the per share exercise price of options and the fair value per option on each grant date:

	Number of Shares Subject	Per Share Exercise	Fair Value
Grant Date	to Options Granted	Price of Option(1)	per Option(2)

January 23, 2008(3)	147,125	$1.30	$1.05
July 23, 2008(3)	63,000	$1.58	$1.28
January 22, 2009	349,099	$1.02	$0.82
July 22, 2009	35,000	$0.95	$0.77
January 21, 2010	447,198	$1.13	$0.71
April 20, 2010	159,000	$4.09	$3.30

(1)	The per share exercise price of option represents the determination by our board of directors of the fair value of our common stock on the date of grant, as determined by taking into account our most recent valuation of common stock.

(2)	As described above, the fair value per share of each option was estimated for the date of grant using the Black-Scholes option-pricing model. This model estimates the fair value by applying a series of factors including the exercise price of the option, a risk free interest rate, the expected term of the option, expected share price volatility of the underlying common stock and expected dividends on the underlying common stock. Additional information regarding the valuation of our common stock and option awards is set forth in Note 8 to our financial statements included elsewhere in this prospectus.

(3)	Represents stock options that were amended to reduce the exercise price for substantially all of the shares subject to stock options granted on January 23, 2008 and July 23, 2008. The amendments reduced the exercise price of the previously granted options to $1.02 per share, which was the fair value of our common stock on the date of the amendments. The amendments did not affect the vesting provisions or the number of shares subject to any of the option awards. For financial statement reporting, we treat the previously granted options as being forfeited and the amendments as new option grants.

As part of our stock incentive plan, and as set forth in Note 8 to our financial statements, we have also allowed certain employees to purchase shares of our restricted stock. We hold subscription notes receivable for the aggregate purchase price of the shares. Upon employee termination, we have the option to repurchase the shares. The repurchase price is the original purchase price plus interest for unvested restricted stock and the current fair value

(as determined by our board of directors) for vested restricted stock. The shares generally vest ratably over two to four years. As of March 31, 2010, there were 4,401,129 shares of vested and unvested restricted stock outstanding. The following table summarizes by grant date the number of shares of restricted stock granted from January 1, 2008 through January 31, 2010, the per share purchase price of restricted stock and the fair value per share of restricted stock on each grant date.

		Per Share Purchase
	Number of Shares of Restricted	Price(s) of Restricted	Fair Value(s)
Grant Date	Stock Granted	Stock(1)	per Share(2)

January 23, 2008	584,275	$1.30	$0.69 — $0.91
January 22, 2009	318,053	$1.02	$0.71 — $1.02
January 21, 2010	191,724	$1.13	$0.59

(1)	The per share purchase price of restricted stock represents the determination by our board of directors of the fair value of our common stock on the date of grant, as determined by taking into account our most recent valuation of common stock.

(2)	As described above, the fair value per share of restricted stock was estimated for the date of grant using the Black-Scholes option-pricing model since the notes receivable are deemed non-recourse for accounting purposes. This model estimates the fair value by applying a series of factors including the exercise price of the option, a risk free interest rate, the expected term of the option, expected share price volatility of the underlying common stock and expected dividends on the underlying common stock.

Significant Factors Used in Determining the Fair Value of Our Common Stock

We have historically granted stock-based awards at exercise or purchase prices equivalent to the fair value of our common stock as of the date of grant, as determined by our board of directors taking into account our most recently available valuation of common stock.

Prior to June 2008, the annual common stock valuations were prepared using the income and market approaches. Under the income approach, the fair value of our common stock was estimated based upon the present value of a future stream of income that can reasonably be expected to be generated by the company. Under the market approach, the guideline market multiple methodology was applied, which involved the multiplication of free cash flows by risk-adjusted multiples. Multiples were determined through an analysis of certain publicly traded companies, which were selected on the basis of operational and economic similarity with our principal business operations.

Commencing in June 2008, we moved to semi-annual common stock valuations prepared using the “probability-weighted expected return” method. Under this methodology, the fair value of our common stock is estimated based upon an analysis of future values assuming various outcomes. The fair value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available to us as well as the rights of each share class. The possible outcomes considered were continued operation as a private company, an initial public offering and a sale of the company.

The private company scenario analysis utilized averages of the market and income approaches. Under the market approach, we estimated our enterprise value using the guideline public company method, which compares our company to publicly traded companies in our industry group after applying a discount for lack of marketability. The companies used for comparison under the guideline public company method were selected based on a number of factors, including but not limited to, the similarity of their industry, business model and financial risks. The multiples selected were adjusted for differences in expected growth, profitability and risk between the company and the comparable public companies. Under the income approach, we estimated our enterprise value using the discounted future cash flow method, which involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenues, costs and capital requirements. Our assumptions underlying the estimates were consistent with the plans and estimates that we use to manage our business. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates.

The initial public offering scenario analysis utilized the guideline public company method. We estimated our enterprise value by comparing our company to publicly traded companies in our industry group. The companies used for comparison under the guideline public company method were selected based on a number of factors, including, but not limited to, the similarity of their industry, business model and financial risks to those of ours.

The sale scenario analysis utilized the guideline transaction enterprise value method. We estimated our enterprise value based on a range of values from guideline transactions. The companies used for comparison under the guideline transaction method were selected based on a number of factors, including, but not limited to, the similarity of their industry, business model and financial risks to those of ours.

Finally, the present values calculated under each scenario were weighted based on our management’s estimates of the probability of each scenario occurring. The resulting values represented the estimated fair value of our common stock at each valuation date.

Specific information related to option grants is as follows:

January 2008 Grants

In January 2008, we granted 147,125 stock options with an exercise price of $1.30. Additionally, we issued 584,275 shares of restricted stock with a purchase price of $1.30. In the absence of a public trading market for our common stock, our board of directors, with input from management, considered the factors described below and determined the fair value of our common stock in good faith to be $1.30 per share.

We performed a contemporaneous valuation of the fair value of our common stock as of December 31, 2007 using the income and market approaches. The income approach used a discounted cash flow analysis by applying a risk-adjusted discount rate of 17.1% to estimated debt-free cash flows, based on forecasted revenues. The projections used in connection with the income approach were based on our expected operating performance over the forecast period. There is inherent uncertainty in these estimates; if different discount rates or assumptions had been used, the valuation would have been different. Under the market approach, we reviewed an analysis of comparable publicly traded companies to apply the guideline market multiple methodology. In this analysis, we applied an average multiple of free cash flow to our free cash flow. We then applied a 25% discount for lack of marketability. We also considered the rights, preferences and privileges of the preferred stock relative to the common stock. Based on this analysis, the aggregate fair value of our common stock was determined to be $36.9 million, with a per share value of $1.30.

July 2008 Grants

In July 2008, we granted 63,000 stock options with an exercise price of $1.58. In the absence of a public trading market for our common stock, our board of directors, with input from management, considered the factors described below and determined the fair value of our common stock in good faith to be $1.58 per share.

We performed a contemporaneous valuation of the fair value of our common stock as of July 1, 2008 using the probability-weighted expected return methodology discussed above.

Under the private company scenario, we applied the income and market approaches. Under the income approach, we used a discounted cash flow analysis. Under the market approach, we used a weighted-average of the public guideline company method and the guideline transaction method. We then subtracted debt and the aggregate preferred stock liquidation preference. We then applied a 25% discount rate for lack of marketability. This resulted in a common equity valuation of $42.8 million.

Under the initial public offering scenario, we applied a multiple to our forecasted trailing 12 months revenue as of the estimated future date of an initial public offering. The multiple was based on a review of guideline public companies. We then subtracted debt and the aggregate preferred stock liquidation preference. We then applied a discount rate of 20%. This resulted in an aggregate common equity value of $57.3 million.

Under the sale scenario, we reviewed an analysis of selected guideline transactions and applied a median revenue multiple to determine our enterprise value. We then subtracted debt and the aggregate preferred stock liquidation preference. We then applied a discount rate of 20%. This resulted in an aggregate common equity value of $28.8 million.

We then estimated the probability of each scenario occurring. We assigned a 5% probability to the sale scenario, a 50% probability to the initial public offering scenario and a 45% probability to the private company scenario. Based on these approaches, the fair value of our common equity was determined to be $1.58 per share.

January 2009 Grants

In January 2009, we granted 349,099 stock options with an exercise price of $1.02. Additionally, we issued 318,053 shares of restricted stock with a purchase price of $1.02. In the absence of a public trading market for our common stock, our board of directors, with input from management, considered the factors described below and determined the fair value of our common stock in good faith to be $1.02 per share.

We performed a contemporaneous valuation of the fair value of our common stock as of December 31, 2008 using the probability-weighted expected return methodology discussed above.

Under the private company scenario, we applied the income and market approaches. Under the income approach, we used a discounted cash flow analysis. Under the market approach, we used a weighted-average of the public guideline company method and the guideline transaction method. We then subtracted debt and the aggregate preferred stock liquidation preference. We then applied a 25% discount rate for lack of marketability. This resulted in a common equity valuation of $29.0 million.

Under the initial public offering scenario, we applied a multiple to our forecasted trailing 12 months revenue as of the estimated future date of an initial public offering. The multiple was based on a review of guideline public companies. We then subtracted debt and the aggregate preferred stock liquidation preference. We then applied a discount rate of 35%. This resulted in an aggregate common equity value of $37.2 million.

Under the sale scenario, we reviewed an analysis of selected guideline transactions and applied a median revenue multiple to determine our enterprise value. We then subtracted debt and the aggregate preferred stock liquidation preference. We then applied a discount rate of 35%. This resulted in an aggregate common equity value of $38.7 million.

We then estimated the probability of each scenario occurring. We assigned a 10% probability to the sale scenario, a 20% probability to the initial public offering scenario and a 70% probability to the private company scenario. Based on these approaches, the fair value of our common equity was determined to be $1.02 per share.

July 2009 Grants

In July 2009, we granted 35,000 stock options with an exercise price of $0.95. In the absence of a public trading market for our common stock, our board of directors, with input from management, considered the factors described below and determined the fair value of our common stock in good faith to be $0.95 per share.

We performed a contemporaneous valuation of the fair value of our common stock as of July 1, 2008 using the probability-weighted expected return methodology discussed above.

Under the private company scenario, we applied the income and market approaches. Under the income approach, we used a discounted cash flow analysis. Under the market approach, we used a weighted-average of the public guideline company method and the guideline transaction method. We then subtracted debt and the aggregate preferred stock liquidation preference. We then applied a 25% discount rate for lack of marketability. This resulted in a common equity valuation of $25.1 million.

Under the initial public offering scenario, we applied a multiple to our forecasted trailing 12 months revenue as of the estimated future date of an initial public offering. The multiple was based on a review of guideline public companies. We then subtracted debt and the aggregate preferred stock liquidation preference. We then applied a discount rate of 35%. This resulted in an aggregate common equity value of $36.9 million.

Under the sale scenario, we reviewed an analysis of selected guideline transactions and applied a median revenue multiple to determine our enterprise value. We then subtracted debt and the aggregate preferred stock liquidation preference. We then applied a discount rate of 35%. This resulted in an aggregate common equity value of $36.4 million.

We then estimated the probability of each scenario occurring. We assigned a 10% probability to the sale scenario, a 25% probability to the initial public offering scenario and a 65% probability to the private company scenario. Based on these approaches, the fair value of our common equity was determined to be $0.95 per share.

January 2010 Grants

In January 2010, we granted 447,198 stock options with an exercise price of $1.13. Additionally, we issued 191,724 shares of restricted stock with a purchase price of $1.13. In the absence of a public trading market for our common stock, our board of directors, with input from management, considered the factors described below and determined the fair value of our common stock in good faith to be $1.13 per share.

We performed a contemporaneous valuation of the fair value of our common stock as of December 31, 2009 using the probability-weighted expected return methodology discussed above.

Under the private company scenario, we applied the income and market approaches. Under the income approach, we used a discounted cash flow analysis. Under the market approach, we used a weighted-average of the public guideline company method and the guideline transaction method. We then subtracted debt and the aggregate preferred stock liquidation preference. We then applied a 25% discount rate for lack of marketability. This resulted in a common equity valuation of $31.1 million.

Under the initial public offering scenario, we applied a multiple to our forecasted trailing 12 months revenue as of the estimated future date of an initial public offering. The multiple was based on a review of guideline public companies. We then subtracted debt and the aggregate preferred stock liquidation preference. We then applied a discount rate of 35%. This resulted in an aggregate common equity value of $43.9 million.

Under the sale scenario, we reviewed an analysis of selected guideline transactions and applied a median revenue multiple to determine our enterprise value. We then subtracted debt and the aggregate preferred stock liquidation preference. We then applied a discount rate of 35%. This resulted in an aggregate common equity value of $44.2 million.

We then estimated the probability of each scenario occurring. We assigned a 5% probability to the sale scenario, a 25% probability to the initial public offering scenario and a 70% probability to the private company scenario. Based on these approaches, the fair value of our common equity was determined to be $1.13 per share.

April 2010 Grants

In April 2010, we granted 159,000 stock options with an exercise price of $4.09. In the absence of a public trading market for our common stock, our board of directors, with input from management, considered the factors described below and determined the fair value of our common stock in good faith to be $4.09 per share. The increase from the fair value that was used for the January 2010 grants is primarily a result of the increased probabilities of an initial public offering or a sale of the company, as well as an increased multiple under the initial public offering scenario based on a review of guideline public companies, each as described below. We believe that any further increases in the fair value of our common stock prior to this offering would result from increasing the probability of the initial public offering scenario.

We performed a contemporaneous valuation of the fair value of our common stock as of March 31, 2010 using the probability-weighted expected return methodology discussed above.

Under the private company scenario, we applied the income and market approaches. Under the income approach, we used a discounted cash flow analysis. Under the market approach, we used a weighted-average of the public guideline company method and the guideline transaction method. We then subtracted debt and the aggregate preferred stock liquidation preference. We then applied a 25% discount rate for lack of marketability. This resulted in a common equity valuation of $37.3 million.

Under the initial public offering scenario, we applied a multiple to our forecasted fiscal year 2010 revenue. The multiple was based on a review of guideline public companies, with such multiple having increased between December 31, 2009 and March 31, 2010. We then subtracted debt and the aggregate preferred stock liquidation preference. We then applied a discount rate of 28%. This resulted in an aggregate common equity value of $189.6 million.

Under the sale scenario, we reviewed an analysis of selected guideline transactions and applied a median revenue multiple to determine our enterprise value. We then subtracted debt and the aggregate preferred stock liquidation preference. We then applied a discount rate of 28%. This resulted in an aggregate common equity value of $83.8 million.

We then estimated the probability of each scenario occurring. We assigned a 30% probability to the sale scenario, a 50% probability to the initial public offering scenario and a 20% probability to the private company scenario. Based on these approaches, the fair value of common equity was determined to be $4.09 per share.

Deferred Project Costs.  We capitalize sales commission costs that are directly related to the execution of our subscription agreements. The commissions are deferred and amortized over the contractual term of the related subscription agreement. The deferred commission amounts are recoverable from the future revenue streams under the subscription agreements. We believe this is the appropriate method of accounting, as the commission costs are so closely related to the revenues from the subscription agreements that they should be recorded as an asset and charged to expense over the same period that the subscription revenues are recognized. Amortization of deferred commissions is included in sales and marketing expense in the statements of operations. The deferred commissions are reflected within deferred project costs in the balance sheets.

Goodwill.  Goodwill represents the excess of the cost of an acquired entity over the net fair value of the identifiable assets acquired and liabilities assumed. We review the carrying value of goodwill at least annually to assess impairment since it is not amortized. Additionally, we review the carrying value of goodwill whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. We have concluded that we have one reporting unit for purposes of our annual goodwill impairment testing. To assess goodwill impairment, the first step is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary.

However, if the carrying amount of the reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any. The second step compares the implied fair value of goodwill with the carrying amount of goodwill. If the implied fair value of goodwill exceeds the carrying amount, then goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The fair value of the reporting unit is allocated to all the assets and liabilities, including any previously unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. We performed our annual assessment on December 31, 2009. The estimated fair value of our reporting unit exceeded its carrying amount, including goodwill, and as such, no goodwill impairment was recorded.

Income Taxes.  Deferred income taxes are provided using tax rates enacted for periods of expected reversal on all temporary differences. Temporary differences relate to differences between the book and tax basis of assets and liabilities, principally intangible assets, property and equipment, deferred subscription revenue, pension assets, accruals and stock-based compensation. Valuation allowances are established to reduce deferred tax assets to the amount that will more likely than not be realized. To the extent that a determination is made to establish or adjust a valuation allowance, the expense or benefit is recorded in the period in which the determination is made.

Our company recognizes a tax benefit when it is more-likely-than-not, based on the technical merits, that the position would be sustained upon examination by a taxing authority. The amount to be recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Our company records interest or penalties accrued in relation to unrecognized tax benefits as income tax expense.

Results of Operations

The following table sets forth, for the periods indicated, our results of operations:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
			(As restated)	(Unaudited)
	(In thousands)

Revenues	$20,107	$29,784	$36,179	$8,595	$10,126
Cost of revenues	6,101	6,723	7,494	1,847	2,109

Gross profit	14,006	23,061	28,685	6,748	8,017

Operating expenses:
Research and development	6,908	8,307	8,059	2,230	2,037
Sales and marketing	7,213	9,280	10,750	2,694	3,138
General and administrative	2,717	3,942	3,703	1,000	1,380
Litigation settlement and associated legal expenses	—	—	3,189	—	—
Amortization of intangible assets	2,286	537	403	101	76

Total operating expenses	19,124	22,066	26,104	6,025	6,631

Income (loss) from operations	(5,118)	995	2,581	723	1,386
Interest and other income net	118	113	27	15	1,687

Income (loss) before income taxes	(5,000)	1,108	2,608	738	3,073
Income tax benefit (expense)	—	9	16,821	—	(1,143)

Net income (loss)	$(5,000)	$1,117	$19,429	$738	$1,930

The following table sets forth, for the periods indicated, our results of operations expressed as a percentage of revenues:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
			(As restated)	(Unaudited)

Revenues	100%	100%	100%	100%	100%
Cost of revenues	30	23	21	21	21

Gross profit	70	77	79	79	79

Operating expenses:
Research and development	34	28	22	26	20
Sales and marketing	36	31	30	31	31
General and administrative	14	13	10	12	14
Litigation settlement and associated legal expenses	—	—	9	—	—
Amortization of intangible assets	11	2	1	1	1

Total operating expenses	95	74	72	70	66

Income (loss) from operations	(25)	3	7	9	13
Interest and other income, net	—	1	—	—	17

Income (loss) before income taxes	(25)	4	7	9	30
Income tax benefit (expense)	—	—	47	—	(11)

Net income (loss)	(25)%	4%	54%	9%	19%

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009

Revenues.  Revenues for the three months ended March 31, 2010 were $10.1 million, an increase of $1.5 million, or 17%, over revenues of $8.6 million for the three months ended March 31, 2009. The increase in revenues resulted primarily from an increase in the number of customers from 129 as of March 31, 2009 to 163 as of March 31, 2010, as well as recognition of a full quarter’s revenue for the new customers added in the three months ended March 31, 2009. We have increased our customer count through our continued efforts to enhance brand awareness and our sales and marketing efforts.

Cost of Revenues.  Cost of revenues for the three months ended March 31, 2010 was $2.1 million, an increase of $0.3 million, or 17%, over cost of revenues of $1.8 million for the three months ended March 31, 2009. As a percentage of revenues, cost of revenues was 21% for both the three months ended March 31, 2010 and 2009. The increase in dollar amount primarily resulted from a $0.3 million increase in employee-related costs attributable to our existing personnel and additional implementation service personnel. We had 63 full-time equivalents in our implementation services, supplier enablement services, customer support and client partner organizations at March 31, 2010, compared to 56 full-time equivalents at March 31, 2009.

Research and Development Expenses.  Research and development expenses for the three months ended March 31, 2010 were $2.0 million, a decrease of $0.2 million, or 9%, from research and development expenses of $2.2 million for the three months ended March 31, 2009. As a percentage of revenues, research and development expenses decreased to 20% for the three months ended March 31, 2010 from 26% for the three months ended March 31, 2009. The decrease in dollar amount was due to an increase in capitalization of research and development costs of $0.2 million in 2010. We had 49 full-time equivalents in our research and development organization at March 31, 2010, compared to 51 full-time equivalents at March 31, 2009.

Sales and Marketing Expenses.  Sales and marketing expenses for the three months ended March 31, 2010 were $3.1 million, an increase of $0.4 million, or 15%, over sales and marketing expenses of $2.7 million for the three months ended March 31, 2009. As a percentage of revenues, sales and marketing expenses was 31% for the three months ended March 31, 2010 and 2009. The increase in dollar amount is primarily due to an increase of $0.2 million in marketing costs, an increase of $0.1 million in stock compensation expense and an increase of $0.1 million in amortized commission expense. We had 42 full-time equivalents in our sales and marketing organization at March 31, 2010, compared to 46 full-time equivalents at March 31, 2009.

General and Administrative Expenses.  General and administrative expenses for the three months ended March 31, 2010 were $1.4 million, an increase of $0.4 million, or 40%, over general and administrative expenses of $1.0 million for the three months ended March 31, 2009. As a percentage of revenues, general and administrative expenses increased to 14% for the three months ended March 31, 2010 from 12% for the three months ended March 31, 2009. The increase in dollar amount is primarily due to an increase of $0.3 million in stock compensation expense and an increase of $0.1 million in employee-related costs attributable to existing personnel and additional general and administrative headcount. We had 13 full-time equivalents in our general and administrative organization at March 31, 2010, compared to 11 full-time employee equivalents at March 31, 2009.

Amortization of Intangible Assets.  Amortization of intangible assets for the three months ended March 31, 2010 and March 31, 2009 was $0.1 million. As a percentage of revenues, amortization of intangible assets was 1% for both the three months ended March 31, 2010 and 2009.

Income from Operations.  Income from operations for the three months ended March 31, 2010 was $1.4 million, an increase of $0.7 million, or 100%, over income from operations of $0.7 million for the three months ended March 31, 2009. As a percentage of revenues, income from operations increased to 14% for the three months ended March 31, 2010 from 8% for the three months ended March 31, 2009. The increase in dollar amount was a result of our increase in revenues offset by our increased expenses required to support the additional revenues.

Interest and Other Income.  Interest and other income for the three months ended March 31, 2010 was $1.7 million compared to no interest and other income for the three months ended March 31, 2009. This increase was due to a gain on the sale of warrants we had in an unaffiliated private company for $1.7 million.

Income tax benefit (expense).  Income tax benefit (expense) for the three months ended March 31, 2010 was $(1.1) million compared to no income tax benefit (expense) for the three months ended March 31, 2009. The increase in income tax expense was due to the reversal of our valuation reserve against our deferred tax asset in December 2009 and the subsequent recognition of tax expense for the three months ended March 31, 2010 of 37% of our income before income taxes.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues.  Revenues for 2009 were $36.2 million, an increase of $6.4 million, or 21%, over revenues of $29.8 million for 2008. The increase in revenues resulted primarily from an increase in the number of customers from 127 as of December 31, 2008 to 156 as of December 31, 2009, as well as recognition of a full year’s revenues for the new customers added in 2008. Revenues in 2008 included $0.8 million for a one-time termination fee received for the cancellation of a reseller agreement recognized in that year. We have increased our customer count through our continued efforts to enhance brand awareness and our sales and marketing efforts.

Cost of Revenues.  Cost of revenues in 2009 was $7.5 million, an increase of $0.8 million, or 12%, over cost of revenues of $6.7 million in 2008. As a percentage of revenues, cost of revenues decreased to 21% in 2009 from 22% in 2008. The increase in dollar amount primarily resulted from a $0.5 million increase in employee-related costs attributable to our existing personnel and additional implementation service personnel, as well as a $0.1 million increase in allocated overhead due to increases in leased square footage of office space. We had 56 full-time employee equivalents in our implementation services, supplier enablement services, customer support and client partner organizations at December 31, 2009, compared to 55 full-time employee equivalents at December 31, 2008.

Research and Development Expenses.  Research and development expenses for 2009 were $8.1 million, a decrease of $0.2 million, or 2%, from research and development expenses of $8.3 million for 2008. As a percentage of revenues, research and development expenses decreased to 22% in 2009 from 28% in 2008. The decrease in dollar amount was due to an increase in capitalization of research and development costs of $0.1 million in 2009 and a reduction of $0.1 million in employee-related costs attributable to our existing personnel. We had 50 full-time employee equivalents in our research and development organization at December 31, 2009, compared to 53 full-time employee equivalents at December 31, 2008.

Sales and Marketing Expenses.  Sales and marketing expenses for 2009 were $10.8 million, an increase of $1.5 million, or 16%, over sales and marketing expenses of $9.3 million for 2008. As a percentage of revenues, sales and marketing expenses decreased slightly to 30% in 2009 from 31% in 2008. The increase in dollar amount is primarily due to an increase of $1.0 million in employee-related costs from our existing personnel and additional sales and marketing headcount, an increase of $0.4 million in amortized commission expense and an increase of $0.1 million of allocated overhead. We had 45 full-time employee equivalents in our sales and marketing organization at December 31, 2009, compared to 43 employee equivalents at December 31, 2008.

General and Administrative Expenses.  General and administrative expenses for 2009 were $3.7 million, a decrease of $0.2 million, or 5%, from general and administrative expenses of $3.9 million for 2008. As a percentage of revenues, general and administrative expenses decreased to 10% in 2009 from 13% in 2008. The decrease in dollar amount is due to a reduction in legal expenses of $0.4 million primarily due to efforts in 2008 to file 13 patent applications, a reduction of $0.1 million in auditing fees due to the performance of a three-year audit in 2008 and a reduction of $0.2 million in recruiting costs due to bringing our recruiting efforts inside the business instead of relying on outside recruiting firms in 2009, offset by an increase of $0.4 million in employee-related costs attributable to existing general and administrative personnel. We had 11 full-time employee equivalents in our general and administrative organization at December 31, 2009 and December 31, 2008.

Litigation Settlement and Associated Legal Expenses.  Litigation settlement and associated legal expenses for 2009 were $3.2 million, or 9% of revenues, compared to no litigation settlement and associated legal expenses for 2008. In 2009, a company filed a patent infringement action against us and other, unrelated companies. We entered into a settlement agreement in 2009, and the settlement and related legal costs of $3.2 million were paid and recognized as operating expenses in the year ended December 31, 2009.

Amortization of Intangible Assets.  Amortization of intangible assets for 2009 was $0.4 million, a decrease of $0.1 million, or 20%, over amortization of intangible assets of $0.5 million for 2008. As a percentage of revenues, amortization of intangible assets decreased to 1% in 2009 from 2% in 2008. The decrease in dollar amount was the result of the declining amortization recognized on the customer relationships asset over the 10-year estimated life. The customer relationships asset was recorded as a result of the going private transaction in 2004.

Income from Operations.  Income from operations for 2009 was $2.6 million, an increase of $1.6 million, or 160%, over income from operations of $1.0 million for 2008. As a percentage of revenues, income from operations increased to 7% in 2009 from 3% in 2008. The increase in dollar amount was the result of our increase in revenues offset by our increased expenses required to support the additional revenues, as well as the one-time impact of the litigation settlement and associated legal expenses.

Income tax benefit (expense).  Income tax benefit (expense) for the year ended December 31, 2009 was $16.8 million compared to $0.0 million for the year ended December 31, 2008. The increase in income tax benefit was due to the reversal of our valuation reserve against our deferred tax asset of $16.8 million in December 2009. This reversal was due to our attaining sufficient positive evidence to support the likelihood of realizing the deferred tax asset.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues.  Revenues for 2008 were $29.8 million, an increase of $9.7 million, or 48%, over revenues of $20.1 million for 2007. The increase in revenues resulted primarily from an increase in the number of customers from 105 as of December 31, 2007 to 127 as of December 31, 2008, as well as recognition of a full year’s revenues for the new customers added in 2007. Revenues in 2008 included $0.8 million due to a one-time termination fee received for the cancellation of a reseller agreement recognized in that year. We have increased our customer count through our continued efforts to enhance brand awareness and our sales and marketing efforts.

Cost of Revenues.  Cost of revenues in 2008 was $6.7 million, an increase of $0.6 million, or 10%, over cost of revenues of $6.1 million in 2007. As a percentage of revenues, cost of revenues decreased to 22% in 2008 from 30% in 2007. The increase in dollar amount primarily resulted from a $0.6 million increase in employee-related costs attributable to our existing personnel and additional implementation service personnel. We had 55 full-time employee equivalents in our implementation services, supplier enablement services, customer support and client partner organizations at December 31, 2008, compared to 51 full-time employee equivalents at December 31, 2007.

Research and Development Expenses.  Research and development expenses for 2008 were $8.3 million, an increase of $1.4 million, or 20%, over research and development expenses of $6.9 million for 2007. As a percentage of revenues, research and development expenses decreased to 28% in 2008 from 34% in 2007. The increase in dollar amount was primarily due to an increase of $1.2 million in employee-related costs attributable to our existing personnel and additional research and development personnel as well as a decrease in capitalization of research and development costs of $0.3 million in 2008. We had 53 full-time employee equivalents in our research and development organization at December 31, 2008, compared to 48 full-time employee equivalents at December 31, 2007.

Sales and Marketing Expenses.  Sales and marketing expenses for 2008 were $9.3 million, an increase of $2.1 million, or 29%, over sales and marketing expenses of $7.2 million for 2007. As a percentage of revenues, sales and marketing expenses decreased to 31% in 2008 from 36% in 2007. The increase in dollar amount is primarily due to an increase of $0.9 million in employee-related costs from our existing personnel and additional sales and marketing headcount, an increase of $0.6 million in amortized commission expense, an increase of $0.3 million in travel costs and $0.1 million in allocated overhead due to our additional personnel and an increase of $0.1 million in additional marketing costs for tradeshows. We had 43 full-time employee equivalents in our sales and marketing organization at December 31, 2008, compared to 30 employee equivalents at December 31, 2007.

General and Administrative Expenses.  General and administrative expenses for 2008 were $3.9 million, an increase of $1.2 million, or 44%, from general and administrative expenses of $2.7 million for 2007. As a percentage of revenues, general and administrative expenses was 13% in both 2008 and 2007. The increase in dollar amount is due to an increase in legal expenses of $0.5 million primarily due to efforts in 2008 to file 13 patent applications, an increase of $0.2 million in auditing fees due to the performance of a three-year audit in 2008, an increase of $0.3 million in employee-related costs attributable to our existing personnel and additional general and administrative personnel and an increase of $0.2 million in stock-based compensation. We had 11 full-time employee equivalents in our general and administrative organization at December 31, 2008, compared to eight at December 31, 2007.

Amortization of Intangible Assets.  Amortization of intangible assets for 2008 was $0.5 million, a decrease of $1.8 million, or 78%, over amortization of intangible assets of $2.3 million for 2007. As a percentage of revenues, amortization of intangible assets decreased to 2% in 2008 from 11% in 2007. The decrease in dollar amount was the result of final amortization of the acquired technology and the declining amortization recognized on the customer relationships asset over the 10-year estimated life. Both the acquired technology and the customer relationships asset were recorded as a result of the going private transaction in 2004.

Income from Operations.  Income from operations for 2008 was $1.0 million, an increase of $6.1 million over the loss from operations of $(5.1) million for 2007. As a percentage of revenues, income from operations increased to 3% in 2008 from (25%) in 2007. The increase in dollar amount was the result of our increase in revenues offset by our increased expenses required to support the additional revenues.

Quarterly Results of Operations

The following table sets forth our unaudited operating results, Adjusted EBITDA and Adjusted Free Cash Flow for each of the nine quarters preceding and including the period ended March 31, 2010 and the percentages of revenues for each line item shown. The information is derived from our unaudited financial statements. In the opinion of management, our unaudited financial statements include all adjustments, consisting only of normal recurring items, except as noted in the notes to the financial statements, necessary for a fair statement of interim periods. The financial information presented for the interim periods has been prepared in a manner consistent with our accounting policies described elsewhere in this prospectus and should be read in conjunction therewith. Operating results for interim periods are not necessarily indicative of the results that may be expected for a full-year period.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2008	2008	2008	2008	2009	2009	2009	2009	2010
								(As restated)
	(Unaudited; in thousands)

Statements of Operations Data:
Revenues	$7,134	$6,750	$7,674	$8,227	$8,595	$8,810	$9,050	$9,724	$10,126
Cost of revenues	1,694	1,603	1,666	1,760	1,847	1,901	1,879	1,867	2,109

Gross profit	5,440	5,147	6,008	6,467	6,748	6,909	7,171	7,857	8,017

Operating expenses:
Research and development	2,101	2,083	2,014	2,109	2,230	2,130	1,968	1,731	2,037
Sales and marketing	2,315	2,279	2,217	2,469	2,694	2,652	2,528	2,876	3,138
General and administrative	989	776	1,148	1,029	1,000	942	808	953	1,380
Litigation settlement and associated legal expenses	—	—	—	—	—	100	3,089	—	—
Amortization of intangible assets	134	134	134	135	101	101	101	100	76

Total operating expenses	5,539	5,272	5,513	5,742	6,025	5,925	8,494	5,660	6,631

Income (loss) from operations	(99)	(125)	495	725	723	984	(1,323)	2,197	1,386
Interest and other income (expense), net	58	27	14	14	15	16	—	(4)	1,687

Income (loss) before income taxes	(41)	(98)	509	739	738	1,000	(1,323)	2,193	3,073
Income tax benefit (expense)	—	—	—	9	—	—	—	16,821	(1,143)

Net income (loss)	$(41)	$(98)	$509	$748	$738	$1,000	$(1,323)	$19,014	$1,930

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2008	2008	2008	2008	2009	2009	2009	2009	2010
								(As restated)
	(Unaudited; in thousands)

Non-GAAP Operating Data:
Adjusted EBITDA(1)	$285	$263	$992	$1,127	$1,113	$1,490	$2,170	$2,576	$2,256
Adjusted Free Cash Flow(2)	$(1,260)	$538	$3,678	$3,047	$(2,326)	$1,687	$2,828	$4,596	$64

(1)	EBITDA consists of net income (loss) plus depreciation and amortization, less interest and other income, net and less income tax benefit (expense). Adjusted EBITDA consists of EBITDA plus our non-cash, stock-based compensation expense and settlement and legal costs related to a patent infringement lawsuit settled in 2009. We use Adjusted EBITDA as a measure of operating performance because it assists us in comparing performance on a consistent basis, as it removes from our operating results the impact of our capital structure, the one-time costs associated with a non-recurring event and such items as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets. We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because it and similar measures are widely used by investors, securities analysts and other interested parties in our industry to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash expenditure requirements for such replacements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results. Our management reviews Adjusted EBITDA along with these other measures in order to fully evaluate our financial performance.

The following table provides a reconciliation of net income (loss) to Adjusted EBITDA:

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2008	2008	2008	2008	2009	2009	2009	2009	2010
								(As restated)
	(Unaudited; in thousands)

Net income (loss)	$(41)	$(98)	$509	$748	$738	$1,000	$(1,323)	$19,014	$1,930
Depreciation and amortization	315	316	322	332	300	311	312	291	262
Interest and other expense (income), net	(58)	(27)	(14)	(14)	(15)	(16)	—	4	(1,687)
Income tax expense (benefit)	—	—	—	(9)	—	—	—	(16,821)	1,143

EBITDA	216	191	817	1,057	1,023	1,295	(1,011)	2,488	1,648
Non-cash, share-based compensation expense	69	72	175	70	90	95	92	88	608
Litigation settlement and associated legal expenses	—	—	—	—	—	100	3,089	—	—

Adjusted EBITDA	$285	$263	$992	$1,127	$1,113	$1,490	$2,170	$2,576	$2,256

(2)	Free Cash Flow consists of net cash provided by operating activities, less purchases of property and equipment and less capitalization of software development costs. Adjusted Free Cash Flow consists of Free Cash Flow plus one-time settlement and legal costs related to a patent infringement lawsuit in 2009. We use Adjusted Free Cash Flow as a measure of liquidity because it assists us in assessing the company’s ability to fund its growth through its generation of cash. We believe Adjusted Free Cash Flow is useful to an investor in evaluating our liquidity because Adjusted Free Cash Flow and similar measures are widely used by investors, securities analysts and other interested parties in our industry to measure a company’s liquidity without regard to revenue and expense recognition, which can vary depending upon accounting methods.

Our use of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted Free Cash Flow does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	Adjusted Free Cash Flow does not reflect one-time litigation expense payments, which reduced the cash available to us; and

•	Adjusted Free Cash Flow removes the impact of accrual basis accounting on asset accounts and non-debt liability accounts; and

•	other companies, including companies in our industry, may calculate Adjusted Free Cash Flow differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted Free Cash Flow alongside other liquidity measures, including various cash flow metrics, net income and our other GAAP results. Our management reviews Adjusted Free Cash Flow along with these other measures in order to fully evaluate our liquidity.

The following table provides a reconciliation of net cash provided by operating activities to Adjusted Free Cash Flow:

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2008	2008	2008	2008	2009	2009	2009	2009	2010
								(As restated)
	(Unaudited; in thousands)

Net cash provided by (used in) operating activities	$(1,146)	$677	$3,888	$3,163	$(2,055)	$1,778	$(35)	$4,813	$368

Purchase of property and equipment	(114)	(139)	(131)	(96)	(271)	(191)	(65)	(158)	(102)

Capitalization of software development costs	—	—	(79)	(20)	—	—	(95)	(125)	(202)

Free Cash Flow	(1,260)	538	3,678	3,047	(2,326)	1,587	(195)	4,530	64

Litigation settlement and associated legal expenses	—	—	—	—	—	100	3,023	66	—

Adjusted Free Cash Flow	$(1,260)	$538	$3,678	$3,047	$(2,326)	$1,687	$2,828	$4,596	$64

As a percentage of revenues:

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2008	2008	2008	2008	2009	2009	2009	2009	2010
								(As restated)
	(Unaudited)

Statements of Operations Data:
Revenues	100%	100%	100%	100%	100%	100%	100%	100%	100
Cost of revenues	24	24	22	21	21	22	21	19	21

Gross profit	76	76	78	79	79	78	79	81	79

Operating expenses:
Research and development	30	31	26	26	26	24	22	18	20
Sales and marketing	32	34	29	30	31	30	28	29	31
General and administrative	14	11	15	13	12	11	9	10	14
Litigation settlement and associated legal expenses	—	—	—	—	—	1	34	—	—
Amortization of intangible assets	2	2	2	1	1	1	1	1	1

Total operating expenses	78	78	72	70	70	67	94	58	66

Income (loss) from operations	(2)	(2)	6	9	9	11	(15)	23	13
Interest and other income (expense), net	1	1	1	—	—	—	—	—	17

Income (loss) before income taxes	(1)	(1)	7	9	9	11	(15)	23	30
Income tax benefit (expense)	—	—	—	—	—	—	—	173	(11)

Net income (loss)	(1)%	(1)%	7%	9%	9%	11%	(15)%	196%	19%

Revenues increased sequentially in each of the quarters presented primarily due to the increase in the number of total customers, with the exception of the three months ended June 30, 2008. Revenues in the three months ended June 30, 2008 declined sequentially by $0.8 million due to a one-time termination fee received for the cancellation of a reseller arrangement recognized in the three months ended March 31, 2008.

Gross profit, in absolute dollars, also increased sequentially for the quarters presented primarily due to revenue growth, with the exception of the three months ended June 30, 2008. The decrease in gross profit, in absolute dollars, in the three months ended June 30, 2008 was due to the $0.8 million one-time termination fee received for the cancellation of a reseller arrangement recognized in the three months ended March 31, 2008.

Total operating expenses, in absolute dollars, have generally increased over the nine quarters presented, while the quarterly fluctuations have been as a result of timing of capitalization of research and development costs, timing of marketing expenditures and timing of legal and audit fees.

Liquidity

Since the going private transaction in July 2004, we have funded our operations through cash flow generated by the operating activities of our business.

Net Cash Flows from Operating Activities

Net cash provided by operating activities was $0.4 million during the three months ended March 31, 2010, $4.5 million during 2009, $6.6 million during 2008 and $4.7 million during 2007. The amount of our net cash provided by operating activities is primarily a result of the timing of cash payments from our customers, offset by the timing of our primary cash expenditures, which are employee salaries. The cash payments from our customers will fluctuate quarterly as our new business sales normally fluctuate quarterly, primarily due to the timing of client budget cycles, with the second and fourth quarters of each year generally having the most sales and the first and third quarters generally having fewer sales. The cash payments from customers are typically due annually on the anniversary date of the initial contract. The cash payments from customers were approximately $9 million during the three months ended March 31, 2010, $38 million during 2009, $36 million during 2008 and $28 million during 2007. The cash payments to employees are typically ratable throughout the fiscal year, with the exception of annual incentive payments, which occur in the first quarter. The cash expenditures for employee salaries, including incentive payments, were approximately $6 million during the three months ended March 31, 2010, $20 million during 2009, $18 million during 2008 and $14 million during 2007.

For the three months ended March 31, 2010, net cash provided by operating activities was primarily the result of $1.9 million of net income less the $1.7 million gain on the sale of warrants plus a $2.0 million decrease in accounts receivable and a $1.1 million decrease in deferred taxes offset by a $3.1 million decrease in deferred revenues. Our accounts receivable and deferred revenues typically decrease in our first quarter compared to our fourth quarter due to our historical occurrence of lower new sales in our first quarter.

For 2009, net cash provided by operating activities of $4.5 million was primarily the result of $19.4 million of net income, non-cash depreciation and amortization expense of $1.2 million and a $2.7 million increase in deferred revenues offset by a $16.8 million increase in deferred taxes, a $1.3 million increase in accounts receivable and a $0.6 million decrease in accrued liabilities. Increases in deferred revenues are due to continued growth in new business, offset by the subscription revenues recognized ratably over time. Increases in accounts receivable are primarily due to growth in the number of customer subscription agreements.

For 2008, net cash provided by operating activities of $6.5 million was primarily a result of $1.1 million of net income, non-cash depreciation and amortization expense of $1.3 million and a $5.5 million increase in deferred revenues due to growth in new business offset by a $0.8 million increase in deferred project costs due to increased capitalized commissions from new business in 2008.

For 2007, net cash provided by operating activities of $4.7 million was primarily a result of a $(5.0) million net loss, offset by $2.9 million in non-cash depreciation and amortization expense and a $7.0 million increase in deferred revenues due to growth in new business.

Our deferred revenues were $31.1 million at March 31, 2010, $34.3 million at December 31, 2009, $31.6 million at December 31, 2008 and $26.1 million at December 31, 2007. The increases in deferred revenues at the end of each of these fiscal years reflects growth in the total number of customers. The decrease in deferred revenues at March 31, 2010, as compared to December 31, 2009, reflects our typical seasonality as the deferred revenue recognized in the first quarter was greater than the deferred revenue resulting from new sales in that quarter. Customers are invoiced annually in advance for their annual subscription fee and the invoices are recorded in accounts receivable and deferred revenues, which deferred revenues are then recognized ratably over the term of the subscription agreement. With respect to implementation services fees, customers are invoiced as the services are performed, typically within the first three to eight months of contract execution, and the invoices are recorded in accounts receivable and deferred revenues, which are then recognized ratably over the remaining term of the subscription agreement once the performance milestones have been met. If our sales increase, we would expect our deferred revenues balance to increase.

As of March 31, 2010, we had net operating loss carryforwards of approximately $180 million available to reduce future federal taxable income. In the future, we may fully utilize our available net operating loss carryforwards and would begin making income tax payments at that time. In addition, the limitations on utilizing net operating loss carryforwards and other minimum state taxes may also increase our overall tax obligations. We expect that if we generate taxable income and/or we are not allowed to use net operating loss carryforwards for federal/state income tax purposes, our cash generated from operations will be adequate to meet our income tax obligations.

Net Cash Flows from Investing Activities

For the three months ended March 31, 2010, net cash provided by investing activities was $1.7 million, consisting of a gain on the sale of warrants of $1.7 million, various capital expenditures of $0.1 million and capitalization of $0.2 million of software development costs, offset by a decrease in restricted cash of $0.4 million. In general, our capital expenditures are for our network infrastructure to support our increasing customer base and growth in new business and for internal use, such as equipment for our increasing employee headcount. The restricted cash collateralized our line of credit, which was obtained in 2008 and repaid and extinguished in 2010.

For 2009, net cash used in investing activities was $0.9 million, consisting of various capital expenditures of $0.7 million and capitalization of $0.2 million of software development costs. Net cash used in investing activities for 2008 was $0.9 million, consisting of capital expenditures of $0.5 million, capitalization of software development costs of $0.1 million and an increase in restricted cash of $0.4 million. Net cash used in investing activities for 2007 was $1.1 million, consisting of $0.7 million for capital expenditures and $0.4 million for capitalization of software development costs.

Net Cash Flows from Financing Activities

For the three months ended March 31, 2010, net cash used by financing activities was $0.6 million, consisting primarily of a $0.4 million repayment of our line of credit and a $0.3 million payment for the repurchase of restricted stock. For 2009, net cash provided by financing activities was $0.03 million and was primarily for the issuance of common stock under the 2004 Stock Incentive Plan. For 2008, net cash provided by financing activities was $0.06 million and was primarily for the issuance of common stock under the 2004 Stock Incentive Plan. For 2007, net cash used in financing activities was $1.1 million and was primarily for the repayment of the remainder of our note payable from the going private transaction.

Line of Credit

As of March 31, 2010, we had terminated our $2.5 million line of credit and repaid the $0.4 million which had been drawn down. This line of credit was collateralized by a $0.4 million restricted cash deposit which was maintained at the granting financial institution and was released upon repayment of the amount drawn down. This line of credit had renewed annually in October. The interest rate on the unpaid principal balance was the LIBOR Market Index Rate plus 1.5%. As of December 31, 2009, the interest rate was 1.7%.

Off-Balance Sheet Arrangements

As of December 31, 2007, 2008 and 2009, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Other than our operating leases for office space, we do not engage in off-balance sheet financing arrangements. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Capital Resources

Our future capital requirements may vary materially from those now planned and will depend on many factors, including the costs to develop and implement new products and services, the sales and marketing resources needed to further penetrate our targeted vertical markets and gain acceptance of new modules we develop, the expansion of our operations in the United States and internationally and the response of competitors to our products and services. Historically, we have experienced increases in our expenditures consistent with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase as we grow our business. We expect our research and development, sales and marketing and capital expenditures to decline as a percentage of revenues, but increase in absolute dollars in the future. In the future, we may also acquire complementary businesses, products or technologies. We have no agreements or commitments with respect to any acquisitions at this time.

We believe our cash and cash equivalents, the proceeds from this offering and cash flows from our operations will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

During the last three years, inflation and changing prices have not had a material effect on our business, and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future.

Contractual and Commercial Commitment Summary

The following table summarizes our contractual obligations as of March 31, 2010. These contractual obligations require us to make future cash payments.

		Payments Due by Period
		Less Than 1			More Than 5
Contractual Obligations	Total	Year	1 - 3 Years	3 - 5 Years	Years
			(In thousands)

Operating lease commitments	$3,274	$752	$1,558	$828	$136

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk.  We bill our customers predominately in U.S. dollars and receive payment predominately in U.S. dollars. Accordingly, our results of operations and cash flows are not materially subject to fluctuations due to changes in foreign currency exchange rates. If we grow sales of our solution outside of the United States, our contracts with foreign customers may be denominated in foreign currency and may become subject to changes in currency exchange rates.

Interest Rate Sensitivity.  Interest income and expense are sensitive to changes in the general level of U.S. interest rates. However, based on the nature and current level of our investments, which are primarily cash and cash equivalents, and our debt obligations, we believe there is no material risk of exposure.

Seasonality

Our new business sales normally fluctuate as a result of seasonal variations in our business, principally due to the timing of client budget cycles. Historically, we have had lower new sales in our first and third quarters than in the remainder of our year. Our expenses, however, do not vary significantly as a result of these factors, but do fluctuate on a quarterly basis due to varying timing of expenditures. Our Adjusted Free Cash Flow normally fluctuates quarterly due to the combination of the timing of new business and the payment of annual bonuses. Historically, due to lower new sales in our first quarter, combined with the payment of annual bonuses from the prior year in our first quarter, our Adjusted Free Cash Flow is lowest in our first quarter, and due to the timing of client budget cycles, our Adjusted Free Cash Flow is lower in our second quarter as compared to our third and fourth quarters. In addition, deferred revenues can vary on a seasonal basis for the same reasons. This pattern may change, however, as a result of acquisitions, new market opportunities or new product introductions.

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, issued The FASB Accounting Standards Codification, or Codification, which is the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification is non-authoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification did not change or alter existing GAAP and, therefore, did not have an impact on our balance sheets, statements of operations and cash flows.

In October 2009, the FASB’s Emerging Issues Task Force revised its guidance on revenue recognition for multiple-deliverable revenue arrangements. The amendments in this update will, in certain circumstances, enable companies to separately account for multiple revenue-generating activities (deliverables) that they perform for their customers. Existing GAAP requires a company to use vendor-specific objective evidence, or VSOE, or third-party evidence of selling price to separate deliverables in a multiple-deliverable arrangement. The update will allow the use of an estimated selling price if neither VSOE nor third-party evidence is available. The update will require additional disclosures of information about an entity’s multiple-deliverable arrangements. The requirements of the update may be applied prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, although early adoption is permitted. We are currently evaluating the impact of the update on our financial position and results of operations and do not plan to early or retroactively adopt the new guidance.

OUR BUSINESS

Overview

We provide a leading on-demand strategic procurement and supplier enablement solution that integrates our customers with their suppliers to improve procurement of indirect goods and services. Our on-demand software enables organizations to realize the benefits of strategic procurement by identifying and establishing contracts with preferred suppliers, driving spend to those contracts and promoting process efficiencies through electronic transactions. Strategic procurement is the optimization of tasks throughout the cycle of finding, procuring, receiving and paying for indirect goods and services, which can result in increased efficiency, reduced costs and increased insight into an organization’s buying patterns. Using our managed SciQuest Supplier Network, our customers do business with more than 30,000 unique suppliers and spend billions of dollars annually.

Our current target markets are higher education, life sciences, healthcare and state and local governments, and our customers are the purchasing organizations and individual employees that purchase indirect goods and services using our solution. We tailor our solution for each of the vertical markets we serve by offering industry-specific functionality, content and supplier connections. Once connected to our network, customers and suppliers can easily exchange real-time electronic procurement information and conduct transactions. We serve more than 160 customers operating in 16 countries and offer our solution in five languages and 22 currencies. Our value proposition has led to an average annual customer renewal rate of over 94% over the last three fiscal years. On a dollar basis, our annual renewal rate has been 106% over this same time period solely as a result of pricing increases at the time of renewal. We believe our renewal rates are among the highest of on-demand model companies.

We deliver our solution over the Internet using a Software-as-a-Service, or SaaS, model, which enables us to offer greater functionality, integration and reliability with less cost and risk to the organization than traditional on-premise solutions. Customers pay us subscription fees and implementation service fees for the use of our solution under multi-year contracts that are generally three to five years in length. We typically receive subscription payments annually in advance and implementation service fees as the services are performed, typically within the first three to eight months of contract execution. Unlike many other providers of procurement solutions, we do not charge suppliers any fees for the use of our network, because suppliers ultimately may pass on such costs to the customer.

We were founded in 1995 as an e-commerce business-to-business exchange for scientific products and conducted an initial public offering in 1999. In 2001, we brought in a new management team, exited the business-to-business exchange model and began selling our on-demand strategic procurement and supplier enablement solution. Our company was subsequently taken private in 2004. Since 2001, we have focused on developing our current on-demand business model, building out our technology, acquiring a critical mass of customers in our higher education and life sciences vertical markets, and selectively expanding our solution to serve the healthcare and state and local government markets. Our revenues have grown to $36.2 million in 2009 from $20.1 million in 2007, and our Adjusted Free Cash Flow increased to $6.8 million in 2009 from $3.6 million in 2007 (Adjusted Free Cash Flow is not determined in accordance with GAAP and is not a substitute for or superior to financial measures determined in accordance with GAAP; for further discussion regarding Adjusted Free Cash Flow and a reconciliation of Adjusted Free Cash Flow to cash flows from operations, see footnote 4 to the table in “Selected Financial Data” included elsewhere in this prospectus). No customer accounted for more than 10% of our revenues during this period. Our high customer retention, combined with our long-term contracts, increases the visibility and predictability of our revenues compared with traditional perpetual license-based software businesses. We manage our business with three key principles: focus on customer value, vertical market expertise and financial stewardship.

Industry Background

The Indirect Goods and Services Procurement Market

Procurement is an essential activity for virtually every organization, encompassing a significant portion of an organization’s spending beyond payroll. The procurement function is typically split into two categories, direct and indirect. Direct goods and services procurement is the purchase of goods and services that are directly incorporated into an organization’s products or services, while indirect goods and services procurement is the purchase of the day-to-day necessities of the workplace such as office supplies, laboratory supplies, furniture, computers, MRO (maintenance, repair and operations) supplies, and food and beverages. Indirect goods and services tend to be low cost but are usually bought in high volumes by a wide variety of employees throughout an organization.

The procurement process for indirect goods and services is often not well-managed or controlled. Buyers generally follow a sequential set of processes, referred to as the “source-to-settle” cycle, which is comprised of the following steps:

•	identify which suppliers have the required goods and services;

•	negotiate purchasing or contractual relationships;

•	establish a mechanism to transact business;

•	find, compare, approve and order the necessary goods and services;

•	receive, inspect and pay for the goods and services; and

•	analyze spending for potential savings and contract compliance.

Organizations with a procurement department establish purchasing policies, monitor purchasing activity, designate preferred suppliers, negotiate volume discounts and other contractual terms and otherwise manage supplier relationships. Although the procurement department is responsible for the purchasing function, most purchasing activity is conducted outside the procurement department by employees throughout the organization. These employees are challenged to comply with procurement policies to acquire their needed goods and services while performing their day-to-day duties. Employees often do not know who the preferred suppliers are and must work within antiquated systems that are cumbersome and time consuming. As a result, many purchases are not made from the available preferred suppliers and/or the purchases are conducted “off-contract,” a behavior sometimes referred to as “maverick spending.” This results in the organization not taking advantage of negotiated discounts. In many cases, the procurement department has limited ability to monitor, control or even influence this purchasing activity. Procurement departments are seeking ways to have greater visibility and control over the organization’s purchasing activity, reduce maverick spending and better serve the employees who make purchases for the organization.

Our target market for strategic procurement of indirect goods and services is a subset of the broader supply procurement and sourcing application chain management market, which AMR Research estimates in a July 2009 report entitled “The Global Enterprise Application Market Sizing Report, 2008-2013” as a $2.9 billion global opportunity in 2010, growing at an 8% compounded annual growth rate from 2010 through 2013. Based on our own internal analysis, we believe that our current addressable market is approximately $1.0 billion within our current target markets as follows: higher education ($324 million), life sciences ($292 million), healthcare ($176 million) and state and local government ($244 million).

Manual Procurement Processes Are Inefficient

Historically, efforts and investments to streamline the procurement process have tended to focus on direct goods and services. The procurement of indirect goods and services, which are typically lower cost but higher volume and thus still represent a large percentage of overall expenses, remains subject to significant inefficiencies. Traditionally, procurement organizations and employees have relied on manual, catalog-based processes to procure indirect goods and services, resulting in inaccuracies, inefficiencies, poor control and reduced user productivity. For example, in many instances, users may have to pay out-of-pocket for supplies and then seek reimbursement through expense reports. In addition, there are often long lead times to fulfill orders and an inability to analyze spending and minimize waste. Characteristics of these traditional processes include:

•	Lack of clearly defined procurement guidelines and awareness of preferred suppliers. In many cases, because processes are cumbersome, ill-defined and time consuming, many employees have difficulty following the procurement approval processes and fail to purchase from preferred suppliers. As a result, buying the right goods and services from the right suppliers at the right prices rarely occurs. Employees frequently purchase indirect materials from a local retail outlet or from a generic online retailer, such as Amazon.com. This maverick spending can result in the organization purchasing products at unfavorable prices.

•	Limited ability to analyze spend. Given the lack of automation and centralized reporting, organizations have difficulty analyzing what they are buying from suppliers. This limits the ability to negotiate better contracts or understand the organization’s compliance with spending limits. Additionally, without the proper systems, it is difficult to enforce supplier compliance with all negotiated contract terms.

•	Dissatisfied employees. Employees prefer an efficient and user-friendly procurement process. Manual, non-integrated processes often lead to excess costs, delays and errors, resulting in a frustrating experience. In addition, employees are unable to track the goods and supplies already on-hand, thus leading to excess purchases.

Traditional Automated Procurement Solutions Have Had Limited Effectiveness

Efforts to automate the procurement function for indirect goods and services initially consisted of add-on modules to enterprise resource planning, or ERP, systems and first generation procurement systems. These systems, initially developed 10 to 15 years ago, provide efficiencies by allowing organizations to automate parts of the procurement process, such as requisitioning, authorizing, ordering, receiving and payment. However, providers of these systems often have pricing models that charge fees to suppliers, which are costs that suppliers ultimately may pass on to the customer. These supplier fees discourage suppliers from entering the offering platform and result in off-platform purchases. Furthermore, most have limited effectiveness, because they often:

•	are implemented on-premise, and thus are expensive to deploy and maintain;

•	are generalized horizontal market solutions with limited industry-specific supplier participation, content and functionality;

•	require each organization to have its own customized one-to-one connections to each supplier; and

•	lack managed service capabilities to enable suppliers.

The introduction of SaaS-based strategic procurement solutions within the past few years has enabled buyers and suppliers to transact with each other online more efficiently. These systems provide better access to suppliers through a basic hub-and-spoke architecture and offer lower implementation and ongoing costs due to their on-demand nature. Yet despite their benefits, many other SaaS procurement offerings still suffer from the fact that they are primarily horizontal solutions that do not provide functionality and content specific to vertical markets, nor do they have a robust supplier network that can benefit from economies of scale. In addition, existing systems often have complicated interfaces that are difficult for employees to navigate. We believe there is a substantial market for focused, easy-to-use solutions that establish and maintain strong and efficient commercial relationships between organizations and suppliers.

Our Solution

We offer an on-demand strategic procurement and supplier enablement solution that enables organizations to more efficiently source indirect goods and services, manage their spend and obtain the benefits of compliance with purchasing policies and negotiating power with suppliers. Our on-demand strategic procurement software suite coupled with our managed supplier network forms our integrated solution, which is designed to achieve rapid and sustainable savings. Our solution provides customers with a set of products and services that enable them to optimize existing procurement processes by automating the entire source-to-settle process. The SciQuest Supplier Network acts as a communications hub that connects over 160 customers to over 30,000 unique suppliers.

Our solution provides the following key benefits:

•	Significant return on investment (“ROI”). Our solution enables organizations to realize the benefits of strategic procurement by identifying and establishing contracts with preferred suppliers, driving spend to those contracts and promoting process efficiencies through electronic transactions. As a result, customers are able to achieve significant returns on investment through savings associated with contract compliance and strategic procurement. These savings result from negotiated discounts, automated requisition/order processing, contract lifecycle management, settlement automation and sourcing (such as the ability to conduct on-line bidding processes).

•	Content and functionality specific to our vertical markets. While we offer a single solution, our software has specific configurable functionality that meets the unique needs of our targeted vertical markets. We have a critical mass of suppliers to achieve economies of scale, and new suppliers can be readily added as the needs of our customers dictate.

•	Easier access to customers’ supplier network. Customers can easily access their preferred suppliers using a single solution and avoid the costs and inefficiencies associated with traditional one-to-one supplier management.

•	Greater adoption by employees. Our intuitive shopping interface provides employees with easy and automated visibility and access to goods and services. Streamlining the procurement process spurs user adoption and increases the level of spend under management, meaning spend that occurs pursuant to a pre-established contract with the supplier.

•	Greater adoption by suppliers. Suppliers typically are motivated to join our network due to ease of enablement and lack of supplier fees. This allows our solution to support a robust supplier network in which our customers benefit from economies of scale.

•	Visibility into spending patterns and activity. Our solution provides granular detail into user spending behavior and provides detailed analytics that allow organizations to continually improve their purchasing practices.

•	Ease of deployment via integration with existing systems. Our highly-configurable solution integrates with many leading ERP systems to speed deployment and facilitate the interchange of transaction, accounting, settlement and user data.

Our Business Strengths

In addition to our differentiated customer solution, we believe our market approach and business model offer specific benefits that are instrumental to our successful growth. These include:

•	Focus on customer value. Delivering value to our customers is at the core of our business philosophy. We focus extensively on ensuring that customers achieve maximum benefit from our solution, and we proactively engage with our customers to continually improve our software and services. To this end, each of our customers is partnered with a member of our client partner organization that proactively assists that customer to maximize the ROI and related benefits from their implementation of our solution. This has led to a 36% compound annual growth rate in the average transaction volume by customers through our system over the last three years. In addition, each customer has access to our separate client support staff. Our customer-centric focus, significant domain expertise and integrated solution have led to the establishment of consistent long-term customer relationships, exemplified by an average annual customer renewal rate of over 94% over the last three fiscal years. On a dollar basis, our annual renewal rate has been 106% over this same time period solely as a result of pricing increases at the time of renewal.

•	Expertise in our targeted vertical markets. Because we have developed a solution that solves specific procurement problems for customers in our target vertical markets, we are able to differentiate ourselves from other solution providers that are horizontally focused. As a result, we are able to drive greater value to customers through increased cost savings and improved contract compliance. Additionally, our focus on a core set of vertical markets allows us to be more efficient in our sales and marketing efforts through an understanding of the specific needs and requirements of our customers. Our domain expertise allows us to provide our customers with a highly tailored and differentiated solution that is difficult for our competitors to replicate.

•	Extensive content and supplier network. Essential to our solution is building a critical mass of suppliers within a vertical market. Suppliers are not charged any fees or transaction costs for purchases consummated through the SciQuest Supplier Network, which facilitates the growth of our network of over 30,000 unique suppliers servicing the higher education, life sciences, healthcare and state and local government markets. Upon signing of a new customer, we seek to add that customer’s suppliers to our supplier network. We charge our customers for each of their suppliers with whom they interact on our supplier network. Therefore, to the extent that a customer’s suppliers are already on our supplier network, our costs to enable these suppliers are reduced, allowing us to benefit from improved operating margins and other economies of scale.

•	Ability to manage costs. While we manage our business to maximize customer benefit, we also seek to optimize returns to our stockholders and employees by managing our cost structure. Our culture of lean management principles extends from our senior management throughout our company, including our development processes and our professional services engagements. This lean management of our cost structure has kept our capital expenditures low and helped lower our operating expenses as a percentage of revenues from 95% in 2007 to 72% in 2009.

•	High visibility business model. Our customers pay us subscription fees and implementation service fees for the use of our solution under multi-year contracts that are generally three to five years in length, and we typically receive cash payments annually in advance. The recurring nature of our revenues provides high visibility into future performance, and the upfront payments result in cash flow generation in advance of revenue recognition. For each of the last three fiscal years, greater than 80% of our revenues were recognized from contracts that were in place at the beginning of the year.

Our Growth Strategy

We seek to become the leading provider of strategic procurement solutions for indirect goods and services. Our key strategic initiatives include:

•	Further penetrating our existing vertical markets. Over 80% of our customers currently come from the higher education and life sciences vertical markets, where we have a significant operating history, with the remainder of our customers coming from our newer healthcare and state and local government markets. We will continue to focus our efforts on acquiring new customers in our vertical markets, including investing in sales and marketing to increase our profile in the healthcare and state and local government markets while increasing our emphasis on mid-sized customer acquisition opportunities in the higher education and life sciences markets.

•	Capitalizing on cross-selling opportunities into our installed customer base. As of March 31, 2010, our solution was being used by over 160 customers in our vertical markets. Our existing customer base provides us with a significant opportunity to sell additional modules and new products that we may develop or acquire. For each of the past three fiscal years, approximately 20% of new sales have consisted of sales of additional modules and services to existing customers. We plan to develop and/or acquire additional modules and products to sell to our existing customers by leveraging our position as a trusted strategic procurement solution vendor in our targeted vertical markets.

•	Selectively expanding into new vertical markets. In the future, we intend to selectively expand into new vertical markets that are adjacent to, or have similarities to, our existing verticals and where we can leverage our market expertise. For instance, we expanded into the healthcare and state and local government markets because they are both adjacent to and have similar procurement characteristics as the higher education and life sciences markets. Vertical markets where procurement is still predominately handled through paper processing, with multiple suppliers of high volume, low-cost goods, offer potential expansion opportunities. We may pursue such expansion through internal product development, sales and marketing initiatives or strategic acquisitions.

•	Investing in international expansion to acquire new customers. We believe that the market outside the United States offers us significant growth potential. Currently, we have customers operating in 16 countries and offer our solution in five languages and 22 currencies, although many of our international sales have consisted of sales to multinational organizations based in the United States. To date, sales to customers that are not based in the United States have represented an insignificant portion of our annual sales. We intend to continue our international expansion by increasing our international direct sales force and establishing additional third-party sales relationships in an effort to leverage our leadership position and reputation as a leading provider of strategic procurement solutions to organizations with global operations.

•	Selectively pursuing acquisitions. We may pursue acquisitions of businesses, technologies and solutions that complement our existing offerings in an effort to accelerate our growth, enhance the capabilities of our existing solution and broaden our solution offerings. We also may pursue acquisitions that allow us to expand into new verticals or geographies where we do not have a significant presence.

Our Products and Services

Our strategic procurement and supplier enablement solution automates the source-to-settle process. We provide our solution on-demand over the Internet using a SaaS model, which enables us to offer greater functionality, integration and reliability with less cost and risk than traditional on-premise solutions. We continue to evolve our solution based on our interaction with our customers around the world.

The following diagram provides an overview of our solution:

Our on-demand strategic procurement software suite provides customers with a set of products and services that enables them to automate the entire source-to-settle process. These integrated modules maximize the benefits customers derive from using the SciQuest Supplier Network and allow our customers to more efficiently communicate and transact with their suppliers.

Our solution also includes business intelligence features that enable organizations to analyze spend at the supplier, commodity and requisition levels. These reporting tools help users identify and establish contracts with preferred suppliers, drive spend to those contracts, and promote process efficiencies through electronic transactions.

SciQuest Strategic Procurement Software Suite

Our modular strategic procurement software suite optimizes processes to reduce costs, improve productivity and increase visibility for enterprise spend management. The individual modules of our solution can be deployed together or separately and integrate with many leading ERP systems.

The following table provides an overview of the modules of our solution:

Module	Key Features
Sourcing Manager	•	Manages and expedites the bid creation process
	•	Provides ability to create auctions, invite supplier participants and monitor and control the reverse auction process in real-time
	•	Provides self-service access for registered suppliers to view events, enter responses, review award decisions and manage their own profiles
	•	Graphs and highlights key event information

Spend Director	•	Enables a critical mass of suppliers
	•	Promotes preferred suppliers
	•	Provides an intuitive procurement user environment
	•	Provides visibility into spending

Requisition Manager	•	Creates and submits error-free requisitions electronically
	•	Previews approval workflow and tracks requisitions online
	•	Routes requisitions electronically based on any requisition attribute
	•	Provides buyers and managers flexible approval options and 24/7 remote access
	•	Consolidates requisitions to minimize shipping fees and maximize discounts
	•	Analyzes requisition data to identify savings opportunities and audit contract compliance

Order Manager	•	Exchanges purchase documents electronically and securely with suppliers
	•	Manages purchase documents automatically, eliminating paper processes
	•	Communicates order status to requisitioners electronically
	•	Tracks order status automatically with participating suppliers
	•	Integrates directly with SciQuest Requisition Manager or existing ERP and financial systems
	•	Analyzes order data to identify saving opportunities

Settlement Manager	•	Integrates order/receipt/invoice data
	•	Automates receipt creation
	•	Supports automated matching of invoices with purchase orders and/or receipts
	•	Streamlines invoice management
	•	Avoids error-prone manual data entry

Contract Management	•	Creates and manages a detailed, accessible and searchable contract repository
	•	Assigns contract numbers to purchases
	•	Ensures the order price is the best price
	•	Generates proactive alerts for key dates and contract milestones
	•	Enhances visibility into contract spending and compliance, including comparison of contract budget versus contract spending

Inventory Materials Management	•	Provides comprehensive, stockroom-level inventory management, reducing backorders and stockouts
	•	Integrates available onsite inventory with product searches to avoid redundant purchases
	•	Maintains trusted inventory count
	•	Manages multiple inventory locations
	•	Controls user access to inventory

Our solution is priced based primarily on the modules purchased and the size of the organization. An organization’s size is determined based on its operating budget and/or number of employees. Our typical total subscription fees over the three to five year term of the subscription agreement range from $450,000 to $1.5 million ($150,000 to $300,000 per year), and our typical one-time implementation service fees range from $150,000 to $300,000. Customers are not charged based on the number of users or transaction volume, which encourages organizations to maximize the number of employees using our solution, resulting in enhanced efficiencies and customer satisfaction.

SciQuest Supplier Network

The SciQuest Supplier Network is a SaaS communications hub that enables efficient and automated transaction interactions between our customers and their existing suppliers. It is the single integration point between our customers and their suppliers that also provides customers with on-demand access to comprehensive and up-to-date multi-commodity supplier catalogs. By utilizing the SciQuest Supplier Network, our customers and their suppliers can connect in a hub-and-spoke configuration versus a one-to-one configuration, dramatically reducing the cost of integration. The SciQuest Supplier Network also provides customers with the infrastructure to add additional suppliers as needed. The dollar volume of transactions conducted through the SciQuest Supplier Network has increased from less than $2 billion in 2007 to over $6 billion in 2009. The SciQuest Supplier Network includes suppliers of broad commodity categories such as:

•	IT equipment;

•	office supplies;

•	laboratory and medical supplies;

•	MRO supplies;

•	services, such as temporary labor;

•	retail (books, CDs, appliances, etc.);

•	furniture; and

•	food and beverages.

While our solution addresses many different commodities and markets, our experience in the higher education and life sciences verticals has resulted in the ability to create unique additional products for these markets such as:

•	the Science Catalog, which is a list price catalog of approximately 400 niche and midsize suppliers that support diverse and specialized scientific research;

•	catalog consortium contracts which offer preferred pricing arrangements with industry-specific buying cooperatives; and

•	inventory management solutions for specialty materials.

Our Service Offerings

We offer our customers a number of services, some of which are included as part of their annual subscription fee and others, such as implementation services, are billed separately.

Client Partners.  Our client partner organization proactively assists customers to maximize the benefit from their SciQuest solution. Each of our customers is partnered with a member of our client partner organization, who monitors the customer’s utilization of our solution and tracks performance metrics. Our client partners can identify underuse of the solution within the organization and proactively assist customers to better integrate our solution into their procurement processes.

Supplier Enablement Services.  Our supplier enablement organization manages the SciQuest Supplier Network and all supplier connections to our customers. This organization’s role is to ease the integration of suppliers into our network and to increase the efficiency of communication between our customers and their suppliers. These efforts include enabling each new customer’s suppliers on the SciQuest Supplier Network, assisting suppliers in loading and updating product catalogs and adding new suppliers of existing customers.

Implementation Services.  Our client delivery organization is responsible for implementing and deploying our solution with customers. These services are designed primarily to enhance the usability of the software for our customers and to assist them with configuration, integration, training and change management. Our implementation services include analyzing a customer’s current procurement processes, identifying specific high-value procurement needs, configuring our software products to the customer’s specific business and providing guidance on implementing and reinforcing best practices for procurement. In order to provide reliable, repeatable and cost-effective implementation and use of our products, we have developed a standard methodology to deliver implementation services that is milestone-based and emphasizes early knowledge transfer and solution usage. We develop project requirements based on the customer’s specific needs and set objective project goals, such as usage levels, in order to measure success.

Customer Support.  Our customer support organization provides technical product support to our customers by phone, email and through our online Solutions Portal. Our Solutions Portal provides instant 24-hour Internet access to a searchable solutions database that includes release notes, answers to frequently asked questions, links to release preview webinars and product documentation. The portal allows customers to notify us of product software defects and incidents and to track our resolutions of such incidents in a centralized location.

Customers

We serve more than 160 customers operating in 16 countries and offer our solution in five languages and 22 currencies. As of March 31, 2010, we had over 112,000 active users of our solution within our customer organizations. In 2007, 2008 and 2009, substantially all of our revenues were derived from customers in the United States or United States-based multinational companies. No customer accounted for more than 10% of our total revenues in 2007, 2008, 2009 and the three months ended March 31, 2010. Our ten largest customers accounted for no more than 25% of our total revenues in 2009 and the three months ended March 31, 2010. The markets in which our customers operate include higher education, life sciences and more recently, healthcare and state and local governments.

Higher Education.  We serve over 100 higher education institutions, including research intensive universities, state-wide university systems and mid-market colleges, at more than 155 campuses. Over 65% of our higher education customers have annual expenditures in excess of $250 million, with over 25% of these customers having annual expenditures exceeding $1 billion.

Life Sciences.  We serve 38 pharmaceutical and bio-technology customers, which include 12 of the top 15 global pharmaceutical companies as measured by revenue. A majority of our life science customers have over $1 billion in annual revenue.

Healthcare.  We serve 18 healthcare customers which consist of academic medical centers, healthcare services and research organizations and group purchasing organizations, more than half of which have annual revenues exceeding $500 million.

State and Local Government.  We serve three state and local government customers and are currently attempting to expand our presence within this market. The State of Georgia became our first state and local government customer in June 2008. We are initially targeting all state governments, all of which have annual expenditures in excess of $3 billion on indirect goods and services, and the 200 largest city and county governments, which have annual expenditures in excess of $500 million on indirect goods and services.

To date, the higher education and life sciences markets have been our primary markets, although we consider the healthcare and state and local government markets to be important for our future revenue growth.

The following table provides an overview of our representative customers by vertical.

Vertical	Representative Customers

Higher Education	Bryn Mawr College, East Tennessee State University, Emory University, Tulsa Community College, University of Michigan, University of Notre Dame, the University of Texas System, Yale University
Life Sciences	Bristol-Myers Squibb Company, GlaxoSmithKline, Organon Laboratories, Roche, Sanofi-Aventis, The Scripps Research Institute, Wyeth
Healthcare	AmSurg, Cincinnati Children’s Hospital, Memorial Sloan-Kettering Cancer Center, University of Texas Health Science Center at Houston
State and Local Government	Clint Independent School District, State of Georgia, State of Iowa

Customer Case Studies

The case studies below demonstrate how we have helped leading organizations transform procurement into a strategic function and achieve a return on investment:

Emory University.  Emory University, the largest private employer in Atlanta, is a leading U.S. research university. Emory purchased our solution to gain visibility into how much each of its 350 departments was paying for everything from pens and paper to furniture and MRO supplies. In 2006, Emory implemented our full source-to-settle solution to create an online, one-stop shopping marketplace where faculty and staff can order most commonly required products and specific services from university contracts. With our procurement solution in place, Emory reports the following benefits:

•	realized 6-to-1 ROI, meaning that they realized $6 in savings benefits for every $1 paid to SciQuest for its solution, over the first three years of their agreement with SciQuest;

•	funded the investment in our solution from the existing procurement budget, generated by realized savings, with no budget increases or general fund expenses; and

•	determined that 45% of realized savings resulted from process efficiencies and 55% of realized savings resulted from negotiated discounts and contract compliance.

The Scripps Research Institute.  The Scripps Research Institute, or TSRI, is the world’s largest independent non-profit biomedical research facility with nearly 3,000 researchers, scientific staff members and employees. Prior to utilizing our solution, TSRI used a manual, paper-based system for procurement in which lab staff searched catalogs and websites for necessary products, filled out paper requisitions, submitted the requests and waited as the procurement department processed the order — a process that could take up to two weeks. TSRI implemented our Spend Director, Requisition Manager and Order Manager modules in 2007 and our Settlement Manager module in 2009 to transform its procurement process and reports the following benefits:

•	decreased the time spent ordering supplies and managing orders by 85%;

•	decreased the requisition processing time from 14 days to two days;

•	generated an average savings of 7% on lab material purchases as a result of negotiating greater supplier discounts and increasing on-contract spend; and

•	exceeded user adoption goal of 450 by 300%, with 1,500 TSRI staff now using the SciQuest procure-to-pay suite.

State of Georgia.  The State of Georgia is the ninth most populous state in the country with a $17.5 billion operating budget. Approximately $4 billion of this operating budget is spent through the state’s purchasing department. Government agencies typically negotiate sophisticated statewide contracts with suppliers, but these contracts are complicated and difficult for state employees to access and utilize. The State of Georgia first implemented our solution in 2008. The State of Georgia acquired our solution in order to apply private-sector procurement strategies to address this problem. After deploying our solution, the State of Georgia reports the following benefits:

•	increased spend under management, meaning spend that occurs pursuant to a pre-established contract with the supplier, from 6% to nearly 60% within the first 18 months;

•	negotiated new discounts from suppliers ranging from 5% to 20%; and

•	reduced paper-based expenses, including some departments going almost 100% paperless upon implementation.

East Tennessee State University.  East Tennessee State University, or ETSU, is a mid-sized higher education institution. A cost-reduction task force identified paper-based ordering and a fully manual procurement process as an opportunity for cost savings. The task force found that the cost to process each purchase order was too high and that the average order turnaround time from requisition to approval was 9.3 days. ETSU first implemented our solution in 2006. ETSU licensed our Spend Director, Requisition Manager and Order Manager modules with our Supplier Network in order to establish a new automated procurement process. With our procurement solution in place, ETSU reports the following benefits:

•	reduced average order turnaround time from 9.3 days to 3.7 days;

•	eliminated paper-based purchasing with 100% of purchase orders being processed electronically;

•	reallocated two procurement employees to other departments, resulting in a 44% reduction in procurement staff; and

•	improved ability to direct spending, with 41% of purchase orders being directed to preferred suppliers and 10% of spending directed to diversity suppliers.

Sales and Marketing

We market and sell our strategic procurement and supplier enablement solution through a direct sales force. Our sales force is organized by our current target markets of higher education, life sciences, healthcare and state and local governments, as well as by region. Our sales force also is divided into two selling groups: a new accounts group that generates qualified sales leads and sells our solution to organizations that are not currently our customers, and a sales group of account executives that sells additional products to our existing customers. Sales through our direct sales force represent the largest source of our total revenues.

We supplement our direct sales efforts with strategic partner relationships principally in order to increase market awareness and generate sales leads. Our strategic partners generally consist of suppliers, ERP providers, technology providers and purchasing consultants and consortia. The relationships include referral and re-seller relationships. We have a business development group within our sales organization to manage these relationships.

Our marketing efforts focus on increasing awareness of our brand and products, establishing SciQuest as a thought leader for strategic procurement and generating qualified sales leads. Our principal marketing initiatives target key executives and decision makers within our existing and prospective customer base and include sponsorship of, and participation in, industry events including user conferences, trade shows and webinars. Many sales opportunities are generated by referrals from existing customers, particularly in the higher education market. We also participate in cooperative marketing efforts with our strategic partners and other providers of complementary services or technology.

As of March 31, 2010, our sales and marketing organization consisted of 42 employees.

We also conduct NextLevel, an annual event that brings the procurement community, including industry experts, thought leaders and suppliers, together to discuss the latest thinking, newest strategies and most innovative solutions. The 2010 NextLevel conference was attended by approximately 240 customers, prospects, suppliers, partners and other members of the procurement community.

Our new business sales normally fluctuate as a result of seasonal variations in our business, principally due to the timing of client budget cycles. Historically, we have had lower new sales in our first and third quarters than in the remainder of our year.

Competition

The market for strategic procurement and supplier enablement solutions is competitive, rapidly evolving and subject to changes in technology. We compete with a number of procurement software vendors, large software application providers and group purchasing organizations. Our current principal competitors are Ariba (across all of our vertical markets other than healthcare), GHX (healthcare only), large enterprise application providers that we believe have limited procurement functionality, such as Oracle and SAP, smaller market-specific vendors, and internally developed and maintained solutions.

We believe the principal competitive factors in our industry include the following:

•	breadth, depth and configurability of the solution;

•	brand name recognition;

•	ability to meet a customer’s functional requirements and provide content specific to a vertical market;

•	on-demand software delivery model;

•	managed network and supplier services;

•	price;

•	ease and speed of implementation and use;

•	measurability of results, demonstrable return-on-investment and perceived value;

•	satisfaction of customer base; and

•	performance and reliability of the software.

We believe we compete favorably with our competitors on the basis of these factors. In addition, many of our customers are current users of Oracle and SAP, and integrate our solution into their ERP system. However, some of our existing and potential competitors have greater financial resources, longer operating histories and more name recognition. We may face future competition in our markets from other large, established companies, as well as emerging companies.

Technology

For several years, we have applied Lean-Agile product development and project management principles to the operational areas of our company. The four key principles of respecting the individual, focusing on delivering customer value, eliminating waste, and continuously improving each and every process are the bases for designing, developing, implementing and supporting our solution.

We use commercially available operating, application, and database management systems and have a significant commitment to using open source systems throughout our technology development and delivery stack. We support key industry standards and have an overall technology architecture that is highly redundant and designed to be highly available, while supporting rapid development and deployment of new releases several times per year. We have implemented standard practices in the areas of development, deployment, production control, administration and monitoring.

Our product suite is designed for, and primarily delivered over, the Internet “on-demand.” We also have two specialty inventory management modules that are deployed behind the customer’s firewall.

Our on-demand solution is web-based and modular, automating each step of an organization’s procurement lifecycle. These on-demand modules require only a standard Web browser and access to the Internet, requiring no behind-the-firewall components.

The multi-tenant, on-demand application environment is developed using enterprise-class components: Java-based application code, IBM’s DB2 database management system, and an open source operating environment. The single code-base supports thousands of users and delivers robust, scalable, secure solutions for customers. Our solution has multiple layers of security, with all production operating systems protected against unauthorized access, sensitive data encrypted, all network/firewall devices actively monitored and updated, and user authentication required for system access.

Our integration layer is based on technology provided by a technology partner, providing flexible, scalable, and deep integrations to customers’ existing IT systems infrastructure (e.g., into customers’ authentication, financial or ERP systems). This technical architecture facilitates true Internet-native standards support, scalability, reliability, recoverability, security and ease of maintenance.

We own and administer all of our hosted production servers and web site hardware, which physically reside in tier-1 data center hosting facilities. Our primary data center facility offers physical security, redundant power systems, and multiple OC3 internet network connections and is located in Durham, North Carolina. We also have a fully redundant, disaster recovery platform in a data center in Scottsdale, Arizona which is automatically synchronized, real-time, with the system in North Carolina. We have contracted with SunGard Availability Services, LP to provide hosting and network services related to these data center facilities. This contract expires in March 2013 but automatically renews for additional one-year terms unless either party provides written notice of termination at least three months prior to the expiration of the current term. Pursuant to this contract, for the North Carolina data facility, we will pay a monthly fee of $7,900 through January 2011, with such monthly fee increasing to $9,466 from February 2011 through March 2013, and for the Arizona data facility, we will pay a monthly fee of $3,629 through March 2013.

On a nightly basis, a backup of the production environments and databases are performed and stored offsite in a vaulted location, which enables full business recovery. We test the reliability of our fail over systems and have numerous contingency plans in place for business continuity. We utilize external monitoring and load testing tools to track the performance of our production environment.

Our deployed inventory management modules have a three-tier architecture, with an interface component, an application server layer, and database layer. These modules are deployed within a customer’s network where we provide level 2 and level 3 support. We provide regular updates to customers with new releases available every 18-24 months and maintenance releases available periodically (typically every three to six months).

Product Development

Our product development organization is responsible for the design, development and testing of our software. Our current product development efforts are focused on maintenance and new releases of existing products as well as development of new products and modules.

Following our Lean-Agile product development methodology, we work closely with our customers in developing all our products. Our customer community provides extensive input that we incorporate into our products through regular reviews and demonstration-based focus groups. Typically, our product development organization will conduct four to six focus groups and 30 to 40 customer interviews during a release cycle and works closely with our implementation and customer support organization, which also provides for customer feedback into the development process.

As of March 31, 2010, our product development organization consisted of 49 employees.

Our research and development expenses were $6.9 million, $8.3 million, $8.1 million and $2.1 million in 2007, 2008, 2009 and the three months ended March 31, 2010, respectively.

Intellectual Property

Our success and ability to compete is dependent in part on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing upon the proprietary rights of others. We rely primarily on a combination of patent, copyright, trade secret, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information.

We have registered trademarks and service marks in the United States and abroad, and have applied for the registration of additional trademarks and service marks. Our principal trademark is “SciQuest.”

We have one issued U.S. patent, which expires in 2023, and 13 pending U.S. patent applications. We are not currently pursuing patent protection in any foreign countries. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims.

We also use contractual provisions to protect our intellectual property rights. We license our software products directly to customers. These license agreements, which address our technology, documentation and other proprietary information, include restrictions intended to protect and defend our intellectual property. We also require all of our employees, contractors and many of those with whom we have business relationships to sign non-disclosure and confidentiality agreements.

The legal protections described above afford only limited protection for our technology. Due to rapid technological change, we believe that factors such as the technological and creative skills of our personnel, new product and service developments and enhancements to existing products and services are more important than the various legal protections of our technology to establishing and maintaining a technology leadership position.

Our products also include third-party software that we obtain the rights to use through license agreements. These third-party software applications are commercially available on reasonable terms. We believe that we could obtain substitute software, or in certain cases develop substitute software, to replace these third-party software applications if they were no longer available on reasonable terms.

In May 2009, a company filed a patent infringement action in the United States District Court for the Eastern District of Virginia against us and other unrelated companies. In August 2009, we entered into a settlement agreement under which we made a one-time settlement payment.

In February 2010, we received a letter from a company offering us a license to certain of its patent rights. We have reviewed the offer and do not believe that a license is required or that our products infringe that company’s patent rights. We cannot guarantee that this company will not assert a patent infringement claim against us in the future or that we would prevail should a patent infringement claim be asserted.

Properties

Our corporate headquarters are located in Cary, North Carolina, where we currently lease approximately 32,000 square feet of office space. This lease expires in January 2014. We also maintain an office in Newtown Square, Pennsylvania, where we currently lease approximately 5,500 square feet of space. This lease expires in February 2016.

We believe that our current facilities are suitable and adequate to meet our current needs, and that suitable additional or substitute space will be available as needed to accommodate future growth.

Employees

As of March 31, 2010, we had 167 full-time employees. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Legal Proceedings

In 2001, we were named as a defendant in several securities class action complaints filed in the United States District Court for the Southern District of New York originating from our December 1999 initial public offering. The complaints alleged, among other things, that the prospectus used in our initial public offering contained material misstatements or omissions regarding the underwriters’ allocation practices and compensation and that the underwriters manipulated the aftermarket for our stock. These complaints were consolidated along with similar complaints filed against over 300 other issuers in connection with their initial public offerings. After several years of litigation and appeals related to the sufficiency of the pleadings and class certification, the parties agreed to a settlement of the entire litigation, which was approved by the Court on October 5, 2009. Notices of appeal to the Court’s order have been filed by various appellants. We have not incurred significant costs to date in connection with our defense of these claims since this litigation is covered by our insurance policy. We believe we have sufficient coverage under our insurance policy to cover our obligations under the settlement agreement. Accordingly, we believe the ultimate resolution of these matters will not have an impact on our financial position and, therefore, we have not accrued a contingent liability as of December 31, 2008 and 2009 and March 31, 2010.

We are not party to any other material legal proceedings at this time. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of June 4, 2010:

Name	Age	Position

Stephen J. Wiehe	46	President, Chief Executive Officer and Director
Rudy C. Howard	52	Chief Financial Officer
James B. Duke	46	Chief Operating Officer
Jeffrey A. Martini	51	Senior Vice President of Worldwide Sales
Jennifer G. Kaelin	39	Vice President of Finance
C. Gamble Heffernan	49	Vice President of Marketing and Strategy
Noel J. Fenton(1)(3)	72	Chairman of the Board of Directors
Daniel F. Gillis(2)(3)	63	Director
Jeffrey T. Barber(1)	57	Director
Timothy J. Buckley(1)(2)	58	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and governance committee.

Stephen J. Wiehe has served as our President, Chief Executive Officer and a member of our board of directors since joining SciQuest in February 2001. From 2000 until he joined SciQuest, Mr. Wiehe served as Senior Director, Strategic Investments & Mergers and Acquisitions at SAS Institute. Mr. Wiehe joined SAS as part of its acquisition of DataFlux Corporation, a provider of data quality and data warehousing solutions, where Mr. Wiehe had served as President and Chief Executive Officer since 1999. From 1998 until joining DataFlux, Mr. Wiehe served as Managing Director/Europe and Senior Executive Vice President for SunGard Treasury Systems, a division of SunGard Data Systems, Inc., a software and IT services company. He also served as President and Chief Executive Officer of Multinational Computer Models, Inc., a provider of Treasury management solutions used by large multinational corporations to manage their foreign exchange, debt, and investment-related financial hedging instruments, from 1991 until Multinational Computer Models was sold to SunGard Data Systems in 1998. Mr. Wiehe started his career with General Electric Company, serving in various financial positions from 1987 to 1991 and graduating from its Financial Management Program in 1989. Mr. Wiehe is a graduate of the University of Kentucky. Mr. Wiehe’s past experience as chief executive officer of two software companies, his participation in relevant industry organizations and his long service with us has resulted in significant operational experience and a deep knowledge of the software industry generally and our business in particular. These qualities and this experience provide a critical contribution to our board of directors.

Rudy C. Howard has served as our Chief Financial Officer since joining SciQuest in January 2010. From November 2008 until joining SciQuest, Mr. Howard served as Senior Vice President and Chief Financial Officer of MDS Pharma Services, a pharmaceutical services company, where he was responsible for all financial management functions. From 2003 until joining MDS Pharma Services, Mr. Howard operated his own financial consulting company, Rudy C. Howard, CPA Consulting, in Wilmington, North Carolina, where his services included advising on merger and acquisition transactions, equity and debt issuances and other general management matters. From 2001 through 2003, Mr. Howard served as Chief Financial Officer for Peopleclick, Inc., an international human capital management software company. From 2000 until joining Peopleclick, Mr. Howard served as Chief Financial Officer for Marketing Services Group, Inc., a marketing and internet technology company. From 1995 until 2000, Mr. Howard served as Chief Financial Officer for PPD, Inc., a clinical research organization. Prior to joining PPD, Mr. Howard was a partner with PricewaterhouseCoopers. Mr. Howard holds a B.A. in Accounting from North Carolina State University, and he is a Certified Public Accountant.

James B. Duke has served as our Chief Operating Officer since joining SciQuest in March 2001. From 2000 until he joined SciQuest, Mr. Duke served as Chief Information Officer of BuildNet, a solutions provider for the construction and materials industry. Mr. Duke served as Vice President of Sales and Marketing for GE Capital Mortgage from 1999 until joining BuildNet. Mr. Duke also served as Group Vice President for Technology and Alternative Channels for First Citizens Bank from 1995 until 1999 and as a management consultant with McKinsey & Co., a leading management consultancy, from 1992 until 1995. Mr. Duke graduated from Duke University and also has a master’s degree from MIT’s Sloan School of Management.

Jeffrey A. Martini has served as our Senior Vice President of Worldwide Sales since joining SciQuest in January 2005. From 2004 until he joined SciQuest, Mr. Martini served as Vice President of Worldwide Sales for VitualEdge Corporation, a leading provider of real-time recruiting software for the extended enterprise. Prior to joining VirtualEdge, Mr. Martini had served as Vice President of Worldwide Sales at Primavera Systems, a portfolio management vendor, since 2002. From 1987 until joining Primavera Systems, Mr. Martini held a variety of sales and sales management roles at SCT Corporation, a leading provider of enterprise software applications, including serving as Corporate Vice President of Sales. Mr. Martini’s early sales career included positions at Highline Data Systems, a provider of human resource information systems for the mid-market, in 1986, and Personnel Data Systems, a provider of human resources information systems, in 1985. Mr. Martini is a graduate of Gettysburg College.

Jennifer G. Kaelin has served as our Vice President of Finance since January 2010 and from joining SciQuest in July 2005 until January 2008. From January 2008 until December 2009, Ms. Kaelin served as our Chief Financial Officer. From 2003 until she joined SciQuest, Ms. Kaelin served as Corporate Controller at Art.com, an e-tailer of posters, prints and custom framing. Prior to joining Art.com, Ms. Kaelin had served as Controller for several manufacturing sites at Moduslink, a global supply chain management company for technology-based manufacturers, since 1998. Ms. Kaelin also was a financial analyst for IBM from 1997 until 1998, and was an auditor for PricewaterhouseCoopers from 1994 until 1997. She holds a master’s degree in accounting and a bachelor’s degree in business administration from the University of North Carolina at Chapel Hill, and she is a certified public accountant.

C. Gamble Heffernan has served as our Vice President of Marketing and Strategy since joining SciQuest in October 2008. From September 2007 until joining SciQuest, Ms. Heffernan served as Senior Vice President of Community Solutions for Misys, an application software and services provider to the financial services and healthcare industries, where she was responsible for the development and management of its community services business team. Ms. Heffernan previously served as Senior Vice President, Product Management for Healthcare for Misys from October 2005 until September 2007, where she was responsible for portfolio and market strategy. Prior to joining Misys, Ms. Heffernan had served as Vice President and General Manager of Professional Services and Consulting for Cardinal Health and the Director of the ALARIS Center for Medication Safety and Clinical Improvement since 2002. Ms. Heffernan also served as Vice President of Services Marketing at Ortho-Clinical Diagnostics, a provider of in-vitro diagnostic systems, from 2001 until 2002. From 1996 until joining Ortho-Clinical Diagnostics, she worked for GE Medical Systems, where she held various management positions including General Manager for eBusiness, General Manager for Clinical Information Systems and Senior Business Unit Manager for Neonatal.

Noel J. Fenton serves as our lead independent director. He has been a member of our board of directors since August 2004 and has served as Chairman since March 2010. Mr. Fenton also served as a member of our board of directors from November 1998 until February 2004. In 1986, Mr. Fenton co-founded Trinity Ventures, a venture capital firm that made an initial investment in our company in 1998, and has served as one of its directors since 1998. He also serves as a director of several private companies. Prior to co-founding Trinity Ventures, he was a co-founder of three successful technology start-ups and Chief Executive Officer of two of them. Mr. Fenton is actively involved in the World’s Presidents’ Organization and is a past Chairman of the Northern California Chapter of the Young Presidents’ Organization and a past chairman of the American Electronic Association. Mr. Fenton holds a B.S. from Cornell University and an M.B.A. from the Stanford University Graduate School of Business. We believe Mr. Fenton’s qualifications to sit on our board of directors include his previous operating experience as a chief executive officer and founder of technology companies, his more than 25 years of experience as a venture capital investor, his service on the board of directors of approximately 30 companies in which his venture capital firm invested, his service as a director of public companies and, as one of our early stage investors, his extensive knowledge of our company and the electronic commerce marketplace.

Daniel F. Gillis has been a member of our board of directors since October 2005. From 1997 until 2001, Mr. Gillis served as Chief Executive Officer of SAGA Systems, a NYSE-traded enterprise software company. Prior to joining SAGA Systems, Mr. Gillis had served as Executive Vice President of Falcon Systems, an interactive equipment company serving the federal government market. Mr. Gillis also served as a member of the NYSE Listed Companies Advisory Board from 1999 until 2001. Mr. Gillis is a graduate of the University of Rhode Island. Mr. Gillis’ executive, managerial and sales experience, including service as chief executive officer and director of a publicly-held software company, as well as his experience with the NYSE, brings valuable contributions and experience to our board of directors.

Jeffrey T. Barber has been a member of our board of directors since March 2010. Mr. Barber has served as a Managing Director of Fennebresque & Co., an investment banking firm, since October 2009. From 1988 until June 2008, Mr. Barber was an audit partner of PricewaterhouseCoopers LLP, where he also served as the managing partner of its Raleigh, North Carolina office for a period of 14 years. Mr. Barber has served as a member of the board of directors of Ply Gem Holdings, Inc., building products provider, since January 2010. Mr. Barber also serves as chairman of Ply Gem Holdings’ audit committee. Mr. Barber has a B.S. in accounting from the University of Kentucky. Mr. Barber is a financial expert as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002. As an audit partner with PricewaterhouseCoopers, Mr. Barber worked with numerous software and other technology companies. Mr. Barber’s accounting and financial expertise, qualifying him as a financial expert, and general business acumen results in unique and valuable contributions to our board of directors with respect to financial matters.

Timothy J. Buckley has been a member of our board of directors since March 2010. From April 1999 until November 2003, Mr. Buckley served as the chief operating officer for Red Hat (NYSE: RHT), a premier open source and Linux provider. As chief operating officer, Mr. Buckley used his insight to accelerate the momentum of open source and expand Red Hat’s worldwide business operations. From December 1993 until joining Red Hat, Mr. Buckley was senior vice president of worldwide sales at Visio Corporation (NASDAQ: VSIO), a software application company that was acquired by Microsoft Corporation in 2000 in a transaction valued at $1.5 billion. He currently serves on the board of directors of several privately-held companies. Mr. Buckley graduated from Pennsylvania State University with a degree in liberal arts. Mr. Buckley’s experience as a sales executive and chief operating officer for publicly-held companies in the software industry as well as a director of several privately-held companies provides us with valuable experience and qualifies him to serve as a director.

Board Composition

Our board of directors currently consists of five directors. In accordance with our amended and restated certificate of incorporation, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Messrs. Buckley and Gillis and their terms will expire at the annual meeting of stockholders to be held in 2011;

•	The Class II directors will be Messrs. Barber and Wiehe and their terms will expire at the annual meeting of stockholders to be held in 2012; and

•	The Class III director will be Mr. Fenton and his term will expire at the annual meeting of stockholders to be held in 2013.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

There is no family relationship between any director, executive officer or person nominated to become a director or executive officer.

Director Independence

Our board of directors has determined that four of our five directors are independent directors within the meaning of the independent director guidelines of the NYSE. The independent directors are Messrs. Barber, Buckley, Fenton and Gillis.

Board Committees

Audit Committee

The audit committee oversees our corporate accounting and financial reporting processes. The audit committee will also:

•	evaluate the qualifications, performance and independence of our independent auditor and review and approve both audit and non-audit services to be provided by the independent auditor;

•	discuss with management and our independent auditors any major issues as to the adequacy of our internal controls, any actions to be taken in light of significant or material control deficiencies and the adequacy of disclosures about changes in internal control over financial reporting;

•	establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding accounting or auditing matters;

•	review our financial statements and review our critical accounting policies and estimates; and

•	prepare the audit committee report that SEC rules require to be included in our annual proxy statement and annual report on Form 10-K.

The current members of the audit committee are Messrs. Barber, Buckley and Fenton. Mr. Barber has been appointed to serve as the chairman of the audit committee and is a financial expert as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002. The composition of the audit committee meets the requirements for independence under current NYSE and SEC rules and regulations. Our board of directors has adopted an audit committee charter. We believe that the audit committee’s charter and functioning comply with the applicable requirements of NYSE and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Following the completion of this offering, copies of the charter for our audit committee will be available without charge, upon request in writing to SciQuest, Inc., 6501 Weston Parkway, Suite 200, Cary, North Carolina 27513, Attn: Secretary, or on the investor relations portion of our website, www.sciquest.com.

Compensation Committee

The compensation committee oversees our corporate compensation and benefit programs and has the responsibilities described in the “Executive Compensation — Compensation Discussion and Analysis” section of this prospectus.

The members of the compensation committee are Messrs. Buckley and Gillis, each of whom our board of directors has determined is independent within the meaning of the independent director guidelines of the NYSE. Mr. Gillis has been appointed to serve as the chairman of the compensation committee. The composition of the compensation committee meets the requirements for independence under current NYSE and SEC rules and regulations. Our board of directors has adopted a compensation committee charter. We believe that the compensation committee charter and the functioning of the compensation committee comply with the applicable requirements of NYSE and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Following the completion of this offering, copies of the charter for our compensation committee will be available without charge, upon request in writing to SciQuest, Inc., 6501 Weston Parkway, Suite 200, Cary, North Carolina 27513, Attn: Secretary, or on the investor relations portion of our website, www.sciquest.com.

Nominating and Governance Committee

The nominating and governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. The nominating and governance committee will also:

•	assess the performance of the members of our board of directors;

•	oversee guidelines for the composition of our board of directors; and

•	review and administer our corporate governance principles.

The current members of the nominating and governance committee are Messrs. Fenton and Gillis, each of whom our board of directors has determined is independent within the meaning of the independent director guidelines of the NYSE. Mr. Fenton has been appointed to serve as the chairman of the nominating and governance committee. The compensation of the nominating and governance committee meets the requirements for independence under current NYSE and SEC rules and regulations. Our board of directors has adopted a nominating and governance committee charter to be effective prior to the closing of this offering. We believe that the nominating and governance committee charter and the functioning of the nominating and governance committee will comply with the applicable requirements of NYSE and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Following the completion of this offering, copies of the charter for our nominating and governance committee will be available without charge, upon request in writing to SciQuest, Inc., 6501 Weston Parkway, Suite 200, Cary, North Carolina 27513, Attn: Secretary, or on the investor relations portion of our website, www.sciquest.com.

Our board of directors may from time to time establish other committees.

Director Compensation

In 2010, our board of directors approved the following compensation package for our non-employee directors based on the recommendation of our Chief Executive Officer and the compensation committee of our board of directors:

Annual retainer	$20,000
In-person board of directors and committee meeting fees	$2,000
Telephonic board of directors and committee meeting fees	$500
Audit committee chair retainer	$10,000
Compensation committee chair retainer	$5,000
Nominating and governance committee chair retainer	$5,000
Initial grant of stock options	45,000
Annual grant of stock options	27,500

Historically, we have not paid compensation to any director for his service as a director, other than the grant of common stock awards to non-employee directors who are not affiliated with any of our major stockholders. Mr. Gillis is the only director who has qualified to receive such stock awards. We have historically reimbursed our non-employee directors for reasonable travel and other expenses incurred in connection with attending board of directors and committee meetings.

The following table sets forth information regarding compensation earned by our qualifying non-employee director during 2009.

Director Compensation Table for Year Ended December 31, 2009

	Fees Earned or Paid
Name	in Cash	Stock Awards	Option Awards	Total

Daniel F. Gillis	$0	25,025	0	$25,525	(1)

(1)	This total is based on a fair value of our common stock as of December 31, 2008 of $1.02, as determined by our board of directors.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee are Messrs. Buckley and Gillis. Neither of these members is or has at any time during the last completed fiscal year been an officer or employee of ours or is a former officer of ours. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during the last completed fiscal year.

Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no familial relationships among our directors and officers.

Code of Business Ethics and Conduct

Our board of directors has adopted a code of business ethics and conduct for all employees, officers and directors. The code of business ethics and conduct will be available on our website at www.sciquest.com. We expect that any amendments to the code of business ethics and conduct, or any waiver of its requirements, will be disclosed on our website. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following is a discussion and analysis of the compensation arrangements for our named executive officers for 2009. Our named executive officers for 2009 were Stephen Wiehe, our President and Chief Executive Officer, James Duke, our Chief Operating Officer, Jennifer Kaelin, who served as our Chief Financial Officer in 2009 and currently serves as our Vice President of Finance, Jeffrey Martini, our Senior Vice President of Worldwide Sales, and Gamble Heffernan, our Vice President of Marketing and Strategy. Effective January 4, 2010, Rudy Howard became our Chief Financial Officer. Mr. Howard is expected to be a named executive officer in 2010 in place of Ms. Kaelin.

Compensation Objectives and Process

Our compensation committee’s primary objectives with respect to executive compensation are to:

•	attract, motivate, reward, and retain high quality executives necessary to formulate and execute our business strategy;

•	ensure that compensation provided to executive officers is closely aligned with our short and long-term business objectives, risk profile, financial performance and strategic goals;

•	build a strong link between an individual’s performance and his or her compensation; and

•	further align the interests of management with our stockholders by providing equity incentive compensation.

Our executive compensation practices are intended to provide each executive a total annual compensation that is commensurate with the executive’s responsibilities, experience and demonstrated performance. We intend our compensation to be competitive with companies in our industry and region. Variations to this targeted compensation may occur depending on the experience level of the individual and market factors, such as the demand for executives with similar skills and experience.

The compensation committee of our board of directors oversees our executive compensation program. In this role, the compensation committee reviews and approves annually all compensation decisions relating to our named executive officers other than with respect to equity awards. Our compensation committee proposes grants of equity awards for our named executive officers and recommends such proposals to our board of directors for approval. Our compensation committee believes that our compensation program is aligned with our business and risk management objectives and does not believe that our compensation program is likely to have a material adverse effect on us.

Our historical executive compensation programs have been developed and implemented by our compensation committee consistent with practices of other venture-backed, privately-held companies. To date, our compensation committee has never engaged a compensation consultant. Our board of directors and compensation committee has generally established our executive compensation on an informal basis by considering the employment and compensation history of each executive and comparing our executives’ compensation to our estimates of executive compensation paid by companies in our industry and region. These estimates are based on the experience of our board of directors and committee members, informal research of pay practices at other comparable public companies and reviews of external compensation reports for venture-backed companies. The board of directors and the compensation committee intend to continue to formalize their approach to the development and implementation of our executive compensation programs. Following the completion of this offering, we anticipate that our compensation committee will determine executive compensation, at least in part, by reference to the compensation information for the executives of a peer group of comparable public companies, although no peer group has yet been determined.

In January of each year, our compensation committee typically determines our named executive officers’ base salaries, awards annual cash incentive bonuses based on the achievement of bonus criteria in the prior year and sets bonus criteria for the upcoming year. The compensation committee also proposes grants of equity awards to our named executive officers, which are considered and approved by our board of directors in January as well. Each year, our chief executive officer provides a report to the compensation committee with respect to each named executive officer summarizing such officer’s performance in the prior year, including his or her achievement of bonus criteria. This report also contains the chief executive officer’s recommendations for base salaries, bonuses and equity awards for each named executive officer. The compensation committee then deliberates and makes compensation determinations for the named executive officers. During this deliberation, the committee evaluates the recommendations based on their own compensation experience, which generally includes service on the boards of directors of other private and public companies, and their reviews of other pay practices of comparable public companies. The review of other pay practices consists of reviewing the compensation of publicly-held SaaS companies with market capitalizations of less than $500 million and, to a lesser extent, external compensation reports for venture-backed companies. Based on this evaluation, the committee will either accept the recommendations, in whole or in part, or approve modifications. Our chief executive officer participates in the compensation committee’s deliberations with respect to the other named executive officers, but he is not present when the compensation committee deliberates and determines his own compensation.

Compensation Components

The primary elements of our executive compensation program are:

•	base salary;

•	annual cash incentive bonuses;

•	equity incentive awards; and

•	insurance and other employee benefits and compensation.

We do not have any formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, our compensation committee relies on the experience of its members, its past practices and management input in establishing the different forms of compensation.

Base Salary

Base salaries are used to recognize the experience, skills, knowledge and responsibilities required of our named executive officers. None of our named executive officers is currently party to an employment agreement that provides for automatic or scheduled increases in base salary. Salaries for the named executive officers generally are based upon their personal performance in light of individual levels of responsibility, our overall performance and profitability during the preceding year, economic trends that may affect us, and the competitiveness of the executive’s salary with the salaries of executives in comparable positions at companies of comparable size or with similar operational characteristics. While our compensation committee considers each of these factors, it does not assign a specific value to each factor.

Base salaries are reviewed at least annually by our compensation committee, and are adjusted from time to time to realign salaries with market trends and levels after taking into account the factors discussed above. In addition to these periodic reviews, the compensation committee may at any time review the salary of an executive who has received a significant promotion or whose responsibilities have been increased significantly.

For 2009, our named executive officers received salary increases ranging from approximately 4% to 6% as compared to 2008. In January 2010, our named executive officers received salary increases from approximately 0% to 5% as compared to 2009.

Annual Bonuses

We provide our named executive officers an opportunity to receive annual discretionary cash incentive bonuses. The annual bonuses are intended to compensate for the achievement of our strategic, operational and financial goals and/or individual performance objectives of a particular named executive officer.

Each executive’s bonus is based on a target bonus amount and the achievement of bonus criteria, which are specific financial or other business goals to promote the growth and success of our business. In January of each year, our compensation committee typically determines the bonus amount for each named executive officer based on the prior year’s target bonus amount and achievement of bonus criteria and establishes the target bonus amount and the bonus criteria for the upcoming year. The compensation committee establishes the target bonus amount based on an amount it believes is necessary to provide a competitive overall compensation package in light of each named executive officer’s base salary and to motivate our executives to achieve their goals. The bonus criteria vary among the named executive officers, depending on their operational responsibilities, as described below.

In general, when a component of the bonus criteria is quantitative, the full targeted bonus amount attributable to that component will be paid if the performance falls between 90% and 110% of the targeted goal. If performance exceeds 110% of the goal, 150% of the target bonus amount attributable to that component will be paid. If performance is less than 75% of the goal, no bonus amount attributable to that component will be paid. If performance is between 75% and 90% of the goal, then the bonus amount attributable to that component will be determined by the compensation committee in its discretion. When determining whether and to what extent bonus criteria have been satisfied, our compensation committee uses their reasonable discretion and will consider extenuating circumstances when appropriate.

Mr. Wiehe’s target bonus amount for 2009 was $150,000, and his bonus criteria were as follows: 25% based on attainment of our budgeted revenues, 25% based on attainment of targeted Adjusted EBITDA, 25% based on attainment of targeted Adjusted Free Cash Flow and 25% as determined in the discretion of our board of directors. For 2009, Mr. Wiehe received a bonus equal to $145,688, based on achieving 96% of budgeted revenues, 106% of targeted Adjusted EBITDA, 89% of targeted Adjusted Free Cash Flow, after taking into account certain adjustments for certain discretionary prepayments of expenses made by our company prior to year-end, and 100% of the discretionary component. In awarding the discretionary component of the bonus, the compensation committee considered Mr. Wiehe’s achievements with respect to qualitative matters, such as leadership, strategic direction and company culture, rather than quantitative measures.

Mr. Duke’s target bonus amount for 2009 was $125,000, and his bonus criteria were as follows: $40,000 based on attainment of company goals, $45,000 based on attainment of his departmental goals, $20,000 based on meeting our production up-time goals and $20,000 based on meeting goals for new services and supplier revenues. The company goals were the same revenue, Adjusted EBITDA and Adjusted Free Cash Flow targets referenced above for Mr. Wiehe, each of which were weighted evenly. The departmental goals consisted of meeting customer satisfaction goals, weighted at 35%, meeting a supplier network services backlog reduction target, weighted at 20%, meeting system availability goals, weighted at 30%, and meeting professional services utilization goals, weighted at 15%. The production up-time goal was measured by system availability and was the same as the system availability component of the departmental goals. The new services and supplier revenue goals consisted of meeting certain development and other milestones in connection with the expansion of our services revenue. For 2009, Mr. Duke received a bonus equal to $119,091, based on achieving 96% of company goals, achieving 100% of departmental goals and production up-time goals and achieving 84% of new services and supplier revenues goals.

Mr. Martini’s target bonus amount for 2009 was $285,000, and his bonus criteria were based solely on sales commissions. For 2009, Mr. Martini’s bonus would have been $183,118 based on sales commissions. The compensation committee, however, awarded Mr. Martini an additional bonus of $30,000 in recognition of his leadership of the sales organization in a difficult economic environment. Thus, Mr. Martini’s aggregate bonus for 2009 was $213,118.

Ms. Kaelin’s target bonus amount for 2009 was $65,000, and her bonus criteria were as follows: one-third based on attainment of our budgeted revenues, one-third based on attainment of targeted Adjusted EBITDA and one-third based on attainment of targeted Adjusted Free Cash Flow. For 2009, Ms. Kaelin received a bonus equal to $62,507, based on achieving 96% of budgeted revenues, achieving 106% of targeted Adjusted EBITDA and achieving 89% of targeted Adjusted Free Cash Flow, after taking into account certain adjustments for certain discretionary prepayments of expenses made by our company prior to year-end.

Ms. Heffernan’s target bonus amount for 2009 was $64,750, and her bonus criteria were as follows: 50% based on attainment of growth and market expansion goals, 25% based on attainment of lead generation goals and 25% based on attainment of company goals. The company goals were the same revenue, Adjusted EBITDA and Adjusted Free Cash Flow targets referenced above for Mr. Wiehe, each of which are weighted evenly. The growth and market expansion goals consisted of specific deliveries, including market analyses and sales collateral, related to our expansion into the healthcare market. The lead generation goals consisted of meeting a targeted number of qualified sales leads. For 2009, Ms. Heffernan received a bonus equal to $62,511, based on achieving 95% of growth and market expansion goals, achieving 100% of lead generation goals and achieving 96% of company goals.

For further discussion of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss), see footnote 3 to the table in “Selected Financial Data” included elsewhere in this prospectus. For further discussion of Adjusted Free Cash Flow and a reconciliation of Adjusted Free Cash Flow to cash flows from operations, see footnote 4 to the table in “Selected Financial Data” included elsewhere in this prospectus.

All bonus criteria for the named executive officers are typically set at levels that require significantly improved performance as compared to prior years.

In January 2010, our compensation committee decided to maintain the target bonus amounts at the same levels for 2010 as for 2009. In addition, Mr. Howard’s bonus target was set at $84,000 for 2010. The compensation committee did not set the bonus criteria for 2010 at its January meeting, other than for Mr. Martini, and the formulation of those bonus criteria is ongoing. Mr. Martini’s bonus will continue to be determined based solely on sales commissions. In general, our compensation committee determined to expand the metrics against which each named executive officer is measured and to not assign a specific weighting of the bonus criteria to each metric. It is currently contemplated that the committee would examine each named executive officer’s performance against the multiple metrics comprising that officer’s bonus criteria and then determine the bonus amount based on the entirety of their performance.

Equity Awards

Our equity award program is the primary vehicle for offering long-term incentives to our executives. Our employees, including our named executive officers, are eligible to participate in our 2004 stock incentive plan. Under the 2004 stock incentive plan, our employees, including our named executive officers, are eligible to receive grants of stock options, restricted stock awards, restricted stock units and stock appreciation rights at the discretion of our compensation committee. Historically, we have granted restricted stock awards to executive officers and stock options to all other employees. Beginning in 2008, we began to grant stock options to new executive officers and limit restricted stock grants only to executive officers who had previously received equity awards in the form of restricted stock grants.

We typically grant equity awards to employees, including our named executive officers, in connection with their hiring. When determining the size of the award, the compensation committee considers the individual’s position and responsibilities, the equity position of our other similarly situated employees and the anticipated future contribution of such individual. Our compensation committee has established general guidelines for the grant of equity awards for all new hires, including any named executive officers, based on the individual’s position and responsibilities.

We believe equity awards are an important element of compensation because they provide the recipient with a potential ownership interest in our company, which helps align our executives’ and other employees’ interests with those of other stockholders. We believe equity awards further align the interest of our employees and stockholders because they profit from equity awards only if our stock price increases relative to the award’s exercise or purchase price. We believe that equity awards incentivize recipients, including our named executive officers, to incur appropriate risks that are consistent with our business strategy but do not encourage undue or inappropriate risk-taking.

Equity awards are also an important element of our employee retention strategy because the awards vest over several years and vesting depends on the individual’s continued employment with us. The typical vesting provisions for equity awards provide that one-quarter of the award vests on the first anniversary of the grant date, with the remaining shares vesting in 36 successive equal monthly installments thereafter upon completion of each additional month of service.

Our compensation committee recommends the grant of all equity awards for approval by the full board of directors. Equity awards are typically made twice a year, in January and July. Following the completion of this offering, our board of directors may consider implementing a different grant date policy.

Our policy is to grant stock options with an exercise price equal to the fair value of our common stock on the date of grant. As a private company, the fair value of our common stock has been determined by our board of directors, based in large part on third-party valuations.

Our board of directors has adopted an equity award re-grant program to reestablish or provide additional incentives to retain employees, including employees who had been with us for a significant period of time. We believe that granting additional equity awards to employees who are significantly vested in their existing awards is an important retention tool. All awards under the re-grant program are made in January of each year. In order to be eligible for the re-grant program, the individual must have been employed by the company for at least two years, have not received any other significant compensation adjustments, be at least 50% vested in their existing equity awards and perform in accordance with expectations. Each equity award under the re-grant program will equal 25% of that individual’s initial equity award at their time of employment. Vesting is in 48 successive equal monthly installments.

As a result of the decline in the stock market in 2008, the board of directors determined that stock options and restricted stock awards granted in 2008 had exercise prices or purchase prices, as applicable, in excess of the then fair value of our common stock. In March 2009, our board of directors approved a common stock option re-pricing program whereby all 175,625 of our outstanding stock option awards and restricted stock awards granted during 2008 were repriced. Under this program, qualifying stock options and restricted stock awards with original exercise or purchase prices ranging from $1.30 to $1.58 per share were cancelled and reissued with an exercise price equal to the then-current fair value of our common stock, $1.02 per share, as determined by our board of directors based in large part on a third-party valuation. Because the revised exercise and purchase price of $1.02 per share remained higher than the purchase prices paid by our outside investors, our board of directors determined that this repricing program was necessary and appropriate to restore the incentive qualities of these equity awards and re-align the interests of the equity incentive award recipients with our stockholders.

Exit Event Bonus Plan

In 2005, we established an Exit Event Bonus Plan in order to incentivize our executives to grow our company and achieve a favorable investment outcome for our stockholders following our going private transaction in 2004. We have provided more detailed information about this plan in the “Executive Compensation — Equity Plans” section of this prospectus. Under this plan our executives may be granted units to participate in a bonus pool in the event of an initial public offering or sale of our company. In the case of a sale of our company, the bonus pool would consist of proceeds from the sale in an amount ranging from 0% to 3%, depending upon our valuation in such sale. In the case of an initial public offering, the bonus pool would consist of newly issued shares of our common stock in an amount ranging from 0% to 3% of our issued and outstanding shares of common stock immediately prior to such offering depending on our valuation in such offering. No units have been granted under the plan.

In June 2010, we intend to terminate the Exit Event Bonus Plan and to pay cash bonuses to our executives upon our initial public offering in lieu of issuing shares of common stock under the plan. In connection with this offering, we evaluated the potential dilution to stockholders that would result from the issuance of common stock under the plan as well as our cash reserves both prior to and following the initial public offering. After considering these matters, we believe that it would be more beneficial to our company and its stockholders to pay the amounts owed under the Exit Event Bonus Plan in cash rather than experience the dilution from issuing shares under the plan. We also deem it desirable to establish a fixed amount for the bonuses in advance of the offering in order to provide greater certainty for our company, the recipients and potential investors.

We intend to establish an aggregate bonus pool of $      by calculating the aggregate initial value of the shares that would have been issued under the Exit Event Bonus Plan assuming an initial public offering price for our common stock of $     . We believe that this assumed price is appropriate to reflect both the expected value of our common stock and that bonus recipients would be foregoing the potential appreciation of the common stock that otherwise would have been issued under the plan. Individual bonus amounts will be determined based on the relative contributions of each executive to our company’s growth since the going private transaction in 2004, which is the same basis as units under the Exit Event Bonus Plan were to be granted.

Change of Control Benefits

Pursuant to change of control agreements and our stock incentive plans, certain of our named executive officers are entitled to specified benefits in the event of the termination of their employment under specified circumstances, including termination following a change of control of our company. We have provided more detailed information about these benefits, along with estimates of their value under various circumstances, in the “Executive Compensation — Potential Payments Upon Termination or Change of Control” section of this prospectus.

Under our 2004 stock incentive plan, the vesting and exercisability of all unvested awards automatically accelerate by one year in the event of a change of control. In addition, we have entered into change of control agreements with Messrs. Wiehe, Duke and Howard. Under each change of control agreement, the executive is entitled to receive a lump-sum payment equal to one year’s base salary if, in connection with a change-of-control, the executive’s employment is terminated by us, other than for “cause,” or terminated by the executive with “good reason,” as such terms are defined in the agreements. Accordingly, these extra benefits are paid only if the employment of the executive is terminated during a specified period after the change of control. We believe that having this benefit structured in this manner improves stockholder value because it prevents an unintended windfall to executives in the event of a friendly change of control, while still providing them appropriate incentives to cooperate in negotiating any change of control in which they believe they may lose their jobs.

We believe providing these benefits helps us compete for executive talent. We believe that our change of control benefits are generally in line with severance packages offered to executives in our industry and region.

Other Compensation

Historically, our executive officers who are recipients of restricted stock awards paid the purchase price for such shares by executing promissory notes for such amount, which notes are payable in four annual payments due January 1 of each calendar year and bear interest at 6%. In March 2010, we canceled all such outstanding notes and forgave the indebtedness owed by these executive officers. The indebtedness amounts that were forgiven are as follows: Stephen Wiehe ($376,612), James Duke ($268,965), Jeffrey Martini ($149,345) and Jennifer Kaelin ($220,884). Our board of directors made this decision in part to comply with the requirements of Section 402 of the Sarbanes-Oxley Act of 2002, which prohibits public companies from extending loans to its executive officers, and in part due to the fact that the restricted stock awards that gave rise to the forgiven indebtedness were issued in connection with the reduction of the potential number of shares issuable under our Exit Event Bonus Plan from 5% of outstanding shares of common stock to 3%. Had those shares remained subject to the Exit Event Bonus Plan rather than being issued as restricted stock awards, the recipients would not have been required to pay any purchase price for such shares. Consequently, our board of directors determined that forgiving the indebtedness put the recipients in the same position as they would have been had the shares remained in the Exit Event Bonus Plan. The note cancellation did not impact the compensation committee’s determination of 2010 compensation since the board of directors did not begin consideration of this loan forgiveness until March 2010, which was subsequent to the 2010 compensation determinations. No determination has been made as to whether the note cancellation will impact future compensation for these executives.

Other than a car allowance for Mr. Wiehe, perquisites are not a material aspect of our executive compensation plan. All of our full-time employees, including our named executive officers, are eligible to participate in our 401(k) plan. Pursuant to our 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of this reduction contributed to our 401(k) plan. Our 401(k) plan provides that we will match eligible employees’ 401(k) contributions equal to 50% of the employee’s elective deferrals, up to an amount not to exceed $2,500 for each employee. We also offer health and dental insurance, life and disability insurance, an employee assistance program, maternity and paternity leave plans and standard company holidays to our employees, including our named executive officers.

2009 Summary Compensation Table

The following table provides information regarding the compensation earned in 2009 by our named executive officers.

				Stock	Option	All Other
Name and Principal Position	Year	Salary	Bonus(1)	Awards(2)	Awards(3)	Compensation(4)	Total(1)

Stephen J. Wiehe	2009	$338,000	$145,688	$95,916	—	$40,939	$620,543
President, Chief Executive Officer and Director
Jennifer G. Kaelin	2009	$182,000	$62,507	$47,957	—	$2,500	$294,964
Vice President of Finance
James B. Duke	2009	$234,000	$119,091	$95,916	—	$2,500	$451,507
Chief Operating Officer
Jeffrey A. Martini	2009	$185,000	$213,118	$55,951	—	$2,500	$456,569
Senior Vice President of Worldwide Sales
C. Gamble Heffernan	2009	$191,667	$62,511	—	$127,500	$2,500	$384,178
Vice President of Marketing and Strategy

(1)	Consists of cash bonuses paid under the annual cash incentive bonus element of our executive compensation program. See the “Executive Compensation — Compensation Discussion and Analysis — Annual Bonuses” section of this prospectus for a description of this program. $8,996 of Mr. Duke’s 2009 bonus was paid in 2009 and $133,505 of Mr. Martini’s bonus was paid in 2009. All other bonuses earned in 2009 were paid in January 2010.

(2)	In January 2009, Mr. Wiehe, Ms. Kaelin, Mr. Duke and Mr. Martini were issued 94,035, 47,017, 94,035 and 54,854 shares of restricted stock, respectively, at a purchase price of $1.02 per share. The restricted stock vests monthly over a four-year period, beginning on the grant date. The price per share of the restricted stock is equal to the fair value of our common stock on the date of grant. This reflects the fair value of the restricted stock awards.

(3)	In January 2009, Ms. Heffernan was issued 125,000 stock options at an exercise price of $1.02 per share. The stock options vest 25% on November 4, 2009 and monthly thereafter over a remaining three-year period. The price per share of the stock option award is equal to the fair value of our common stock on the date of grant, as determined by an outside valuation expert and approved by our board of directors. This reflects the fair value of the stock option award.

(4)	This represents a 401(k) match of $2,500 for each individual and includes a car allowance for Mr. Wiehe of $38,439.

Grants of Plan-Based Awards in 2009

The following table provides information regarding grants of plan-based awards to our named executive officers in 2009.

				All Other
				Option
		Estimated	All other	Awards:
		Future	Stock	Number of	Exercise or	Grant Date
		Payouts under	Awards:	Securities	Base Price	Fair Value
		Non-Equity	Number of	Underlying	of Option	of Stock and
		Incentive Plan	Shares of	Options	Awards	Option
Name	Grant Date	Target ($)(1)	Stock (#)	(#)	($/Share)	Awards ($)

Stephen J. Wiehe	January 22, 2009	$150,000	94,035	—	—	$95,916
Jennifer G. Kaelin	January 22, 2009	$65,000	47,017	—	—	$47,957
James B. Duke	January 22, 2009	$125,000	94,035	—	—	$95,916
Jeffrey A. Martini	January 22, 2009	$285,000	54,854	—	—	$55,951
C. Gamble Heffernan	January 22, 2009	$64,750	—	125,000	$1.02	$127,500

(1)	Cash bonuses paid under the cash incentive bonus program for 2009 are also disclosed in the “2009 Summary Compensation Table” above.

Outstanding Equity Awards at December 31, 2009

The following table provides information concerning outstanding equity awards held by our named executive officers at December 31, 2009.

	Option Awards				Stock Awards
						Market
	Number of	Number of			Number of	Value
	Securities	Securities			Shares or	of Shares
	Underlying	Underlying			Units of	or Units
	Unexercised	Unexercised	Option	Option	Stock That	of Stock
	Options	Options	Exercise	Expiration	Have Not	That Have
Name	Exercisable	Unexercisable	Price	Date	Vested	Not Vested

Stephen J. Wiehe	—	—	—	—	79,498	$89,833
Jennifer G. Kaelin	—	—	—	—	109,325	$123,537
James B. Duke	—	—	—	—	72,714	$82,167
Jeffrey A. Martini	—	—	—	—	48,141	$54,399
C. Gamble Heffernan	33,855	91,145	$1.02	January 22, 2019(1)	—	—

(1)	This option vested 31,250 shares on November 4, 2009, with the remaining shares vesting in equal monthly installments of 2,604 shares thereafter beginning December 4, 2009 until November 4, 2012.

Option Exercises and Stock Vested During 2009

The following table provides information regarding the exercise of stock options and the vesting of stock awards held by our named executive officers during 2009.

	Stock Awards
	Number of	Value
	Shares Acquired	Realized on
Name	on Vesting	Vesting(1)

Stephen J. Wiehe	151,358	$67,574
Jennifer G. Kaelin	66,858	$25,719
James B. Duke	84,134	$22,492
Jeffrey A. Martini	75,152	$40,583

(1)	The value realized on vesting represents (1) the difference between (a) the value of our common stock (as most recently determined by our board of directors as of January 21, 2010) and (b) the per share price (2) multiplied by the number of shares acquired on exercise.

(2)	None of our named executive officers exercised any stock options during 2009.

In March 2009, our board of directors approved a common stock option re-pricing program whereby 175,625 of our outstanding stock option awards and restricted stock awards granted during 2008 were repriced. Under this program, qualifying stock options and restricted stock awards with original exercise or purchase prices ranging from $1.30 to $1.58 per share were cancelled and reissued with an exercise price equal to the then-current fair value of our common stock, $1.02 per share.

Pension Benefits

We do not offer pension benefits to our employees.

Non-qualified Deferred Compensation

We do not offer non-qualified deferred compensation to our employees.

Accounting and Tax Considerations

Section 162(m) of the Internal Revenue Code limits to $1.0 million the amount of compensation paid to our Chief Executive Officer and to each of our three most highly compensated executive officers that may be deducted by us for federal income tax purposes in any fiscal year. “Performance-based” compensation that has been approved by our stockholders is not subject to the $1.0 million deduction limit. Although the compensation committee cannot predict how the deductibility limit may impact our compensation program in future years, the compensation committee intends to maintain an approach to executive compensation that strongly links pay to performance. In addition, although the compensation committee has not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers, the compensation committee intends to consider tax deductibility under Section 162(m) as a factor in compensation decisions.

Employment Agreements

Our principal employees, including executive officers, are required to sign an agreement prohibiting their disclosure of any confidential or proprietary information and restricting their ability to compete with us during their employment and for a period of one year thereafter, restricting solicitation of customers and employees for a period of one year following their employment with us and providing for ownership and assignment of intellectual property rights to us.

Stephen J. Wiehe, our chief executive officer, has an employment agreement that provides for a one-year term that renews automatically for successive one-year terms unless either party gives at least 90 days prior notice to the other party of non-renewal. If our company terminates Mr. Wiehe for any reason other than for cause during the term of this agreement or if Mr. Wiehe terminates this agreement for good reason, Mr. Wiehe will receive an amount equal to his annual base salary then in effect and 18 months of medical coverage. The terms “cause” and “good reason” are each defined in the employment agreement.

Potential Payments upon Termination or Change of Control

We entered into Change of Control Agreements with Stephen J. Wiehe, our chief executive officer, and James B. Duke, our chief operating officer, each effective as of January 1, 2004, and with Rudy C. Howard, our chief financial officer, effective as of January 1, 2010. Each of these agreements provide that such officer will be entitled to receive payment if his employment is terminated either by us without “cause” or by the officer with “good reason” within three months prior to a “change of control” or within 24 months following a change of control provided that such change of control results in proceeds such that our implied enterprise value is at least equal to our market capitalization calculated based on the last 30 trading days in our fiscal quarter immediately preceding the initial announcement of such change of control. The terms “cause,” “good reason” and “change of control” are each defined in the Change of Control Agreements. Upon such a termination, the officer will be entitled to receive a payment equal to the highest annual base salary received during the two-year period immediately prior to such termination.

Under our 2004 stock incentive plan, the vesting and exercisability of all unvested awards automatically accelerate by one year in the event of a change of control.

The tables below set forth the benefits potentially payable to Messrs. Wiehe, Duke and Howard in the event of a change of control of our company where the named executive officer’s employment is terminated under the circumstances described in the tables below. These amounts are calculated on the assumption that the employment termination and change of control event both took place on December 31, 2009. Amounts in the tables for the vesting of unvested stock options or shares of restricted stock are calculated based on the number of accelerated stock options multiplied by the difference between $1.13, the fair value of our common stock as of December 31, 2009, as determined by our board of directors, and the exercise price.

Stephen J. Wiehe

			Vesting of Unvested
	Salary, Bonus &	Health	Shares of
Triggering Event	Unused Vacation	Benefits	Restricted Stock

Termination by us without cause	$700,000	$4,408	$12,275
Termination by executive for good reason	$525,000	$2,204	$12,275
Death or disability	$350,000	—	$12,275

James B. Duke

		Vesting of Unvested
		Shares of
Triggering Event	Salary	Restricted Stock

Termination by us without cause	$245,000	$4,948
Termination by executive for good reason	$245,000	$4,948
Death or disability	$245,000	$4,948

Rudy C. Howard

		Vesting of Unvested
Triggering Event	Salary	Stock Options

Termination by us without cause	$240,000	$0
Termination by executive for good reason	$240,000	$0
Death or disability	$240,000	$0

The table below sets forth the benefits potentially payable to Mr. Martini, Ms. Kaelin and Ms. Heffernan in the event of a change of control of our company. These amounts are calculated on the assumption that the change of control event both took place on December 31, 2009. Amounts in the tables for the vesting of unvested stock options or shares of restricted stock are calculated based on the number of accelerated stock options multiplied by the difference between $1.13, the fair value of our common stock as of December 31, 2009, as determined by our board of directors, and the exercise price.

	Vesting of	Vesting of
	Unvested Shares	Unvested
	of Restricted Stock	Stock Options

Jeffrey A. Martini	$9,068	—
Jennifer G. Kaelin	$6,968	—
C. Gamble Heffernan	—	$3,437

Equity Plans

2004 Stock Incentive Plan

We have adopted our 2004 Stock Incentive Plan, or our stock incentive plan, which provides for the issuance of equity-based awards, including incentive stock options, non-qualified stock options, restricted stock awards, restricted stock units and stock appreciation rights. No restricted stock units or stock appreciation rights have been granted under the stock incentive plan.

The material features of our stock incentive plan are summarized below. The complete text of our stock incentive plan is filed as an exhibit to the registration statement of which this prospectus forms a part.

General.  The total number of shares initially reserved for issuance is 6,615,472. Any shares that may be issued under our stock incentive plan to any person pursuant to an award are counted against this limit as one share for every one share granted.

Purposes.  The purpose of our stock incentive plan is to enable us to attract and retain highly qualified directors, officers, employees and other parties by providing an incentive to work to increase the value of our stock and a stake in our future that corresponds to the stake of each of our stockholders.

Administration.  Our stock incentive plan is administered by the compensation committee of our board of directors. The compensation committee is comprised of individuals intended to be, to the extent provided by Rule 16b-3 of the Securities and Exchange Act of 1934, “non-employee directors” and will, at such times as we are subject to Section 162(m) of the Internal Revenue Code, qualify as “outside directors” for purposes of Section 162(m) of the Internal Revenue Code. Subject to the terms of our stock incentive plan, the compensation committee may determine the types of awards and the terms and conditions of such awards, interpret provisions of our stock incentive plan and select participants to receive awards, such grants being subject to the approval of our board of directors.

Source of shares.  The shares of common stock issued or to be issued under our stock incentive plan consist of authorized but unissued shares and shares that have been reaquired. If any shares covered by an award are not purchased or are forfeited, if an award is settled in cash or if an award otherwise terminates without delivery of any shares, then the number of shares of common stock counted against the aggregate number of shares available under our stock incentive plan with respect to the award will, to the extent of any such forfeiture or termination, again be available for making awards under our stock incentive plan.

Eligibility.  All of our employees and non-employee directors are eligible to be granted awards under the stock incentive plan. Certain individual consultants, advisors and independent contractors who render services to us are also eligible to participate in the stock incentive plan. Participants in our stock incentive plan will be selected by our compensation committee, subject to the approval of our board of directors.

Amendment or termination of our stock incentive plan.  While the compensation committee may terminate or amend our stock incentive plan at any time, no amendment may adversely impair the rights of grantees with respect to outstanding awards without the affected participant’s consent in writing to such amendment. In addition, an amendment will be contingent on approval of our stockholders to the extent required by law. Unless terminated earlier, our stock incentive plan will terminate in 2014, but will continue to govern unexpired awards.

Options.  Our stock incentive plan permits the granting of options to purchase shares of common stock intended to qualify as “incentive stock options” under the Internal Revenue Code, and options that do not qualify as incentive stock options are referred to as non-qualified stock options. We may grant non-qualified stock options to our employees, directors, officers, consultants or advisors in the discretion of our board of directors. Incentive stock options will only be granted to our employees.

The exercise price of each incentive stock option may not be less than 100% of the fair value of shares of our common stock on the date of grant. If we grant incentive stock options to any 10% stockholder, the exercise price may not be less than 110% of the fair value of shares of our common stock on the date of grant. The exercise price of any non-qualified stock option will be determined by our board of directors and may be less than the fair value of shares of our common stock.

The term of each option may not exceed 10 years from the date of grant. The compensation committee will determine at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The vesting and exercisability of options may be accelerated by the compensation committee of our board of directors. The exercise price of an option may not be amended or modified after the grant of the option.

In general, an optionee may pay the exercise price of an option by cash, by tendering shares of our common stock or such other methods of payment approved in the sole discretion of the compensation committee.

Options granted under our stock incentive plan may not be sold, transferred, pledged or assigned other than by will or under applicable laws of descent and distribution. However, we may permit limited transfers of non-qualified options for the benefit of immediate family members of a grantee if a grantee is incapacitated and unable to exercise his or her option.

Restricted stock awards.  Restricted stock awards consist of shares of common stock that are subject to vesting restrictions. Shares subject to restricted stock awards may be issued for a purchase price or at no cost, subject to vesting restrictions. If the employment of a recipient of a restricted stock award is terminated for any reason other than a termination by our company for cause, then our company has the right to repurchase (1) all unvested shares subject to the restricted stock award at the original purchase price for such shares and (2) all vested shares subject to the restricted stock award at the then fair value of such shares. If the employment of a recipient of a restricted stock award is terminated by our company for cause, then our company has the right to repurchase all vested and unvested shares subject to the restricted stock award at the original purchase price for such shares.

Restricted stock awards may have restrictions that lapse based upon length of service of the recipient or based upon the attainment of performance goals. Unless otherwise specified in the agreement governing the restricted stock award, all shares subject to the restricted stock award shall be entitled to vote and shall receive dividends during the periods of restriction.

Adjustments for share dividends and similar events.  We will make appropriate adjustments in outstanding awards and the number of shares available for issuance under our stock incentive plan, including the individual limitations on awards, to reflect share dividends, share splits, spin-offs and other similar events.

Extraordinary vesting events.  If we experience a “change of control,” as defined in the stock incentive plan, the compensation committee will have full authority to determine the effect, if any, on the vesting, exercisability, settlement, payment or lapse of restrictions applicable to an award. The effect of a change of control may be specified in a participant’s award agreement or determined at a subsequent time, including, without limitation, the substitution of new awards, the termination or the adjustment of outstanding awards, the acceleration of awards or the removal of restrictions on outstanding awards. In addition, the vesting and exercisability of all unvested awards automatically accelerate by one year in the event of a change of control. A “change of control” under our stock incentive plan means (1) our merger, consolidation or reorganization with one or more other entities after which our stockholders prior to the consummation of the transaction do not own 50% or more of the combined voting power of all classes of our common stock and preferred stock; (2) a sale of all or substantially all of our assets to another person or entity; or (3) any transaction (including without limitation a merger or reorganization in which we are the surviving entity) which results in any person or entity (other than us, any fiduciary of one of our employee benefit plans or any corporation directly or indirectly owned by our stockholders) owning 50% or more of the combined voting power of all classes of our common and preferred stock.

Registration.  We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the stock incentive plan following completion of this offering.

Exit Event Bonus Plan

In 2005, we established an Exit Event Bonus Plan in order to incentivize our executives to grow our company and achieve a favorable investment outcome for our stockholders following our going private transaction in 2004. We amended the plan in September 2007, April 2009 and March 2010. Participants in this plan are eligible to receive payments out of a bonus pool in the event of our initial public offering or sale of our company.

In June 2010, we intend to terminate the Exit Event Bonus Plan and to pay cash bonuses to our executives upon our initial public offering in lieu of issuing shares of common stock under the plan. We intend to establish an aggregate bonus pool of $      by calculating the aggregate initial value of the shares that would have been issued under the Exit Event Bonus Plan assuming an initial public offering price for our common stock of $     . Individual bonus awards will be granted to our executives on the same basis as units would have been granted under the Exit Event Bonus Plan. The payment of these bonuses is subject to consummation of our initial public offering. We have provided more detailed information about these bonuses in the “Executive Compensation — Compensation Discussion and Analysis — Exit Event Bonus Plan” section of this prospectus.

The material features of our Exit Event Bonus Plan are summarized below. The complete text of our Exit Event Bonus Plan is filed as an exhibit to the registration statement of which this prospectus forms a part.

Administration.  Our Exit Event Bonus Plan is administered by our board of directors. Subject to the terms of our Exit Event Bonus Plan, our board of directors may select participants to receive units under the plan.

Source of shares.  The shares of common stock that may be issued under the Exit Event Bonus Plan consist of authorized but unissued shares.

Eligibility.  Only executives or other employees who would qualify as a highly compensated employee within the meaning of the Employee Retirement Income Security Act of 1974 are eligible to participate in the Exit Event Bonus Plan.

Amendment or termination of our Exit Event Bonus Plan.  Our board of directors may terminate or amend the Exit Event Bonus Plan at any time. Unless terminated earlier, our Exit Event Bonus Plan will terminate in October 2010, subject to automatic extension under certain circumstances. The Exit Event Bonus Plan will terminate immediately following an initial public offering or sale of our company. For purposes of this plan, a sale of our company means (1) our merger, consolidation or reorganization with one or more other entities after which our stockholders prior to the consummation of the transaction do not own 50% or more of the combined voting power of all classes of our common stock and preferred stock or (2) a sale of all or substantially all of our assets to another person or entity.

Units.  Participants are awarded units under the Exit Event Bonus Plan, which units permit the holder to participate in a bonus pool in the event of an initial public offering or sale of our company.

Bonus Pool.  In the event of an initial public offering, the bonus pool will consist of shares of our common stock, the number of which is determined by multiplying (i) the “applicable percentage” by (ii) the number of shares of common stock outstanding on a fully diluted basis immediately prior to the initial public offering.

In the event of a sale of our company, the bonus pool will consist of a portion of the aggregate consideration received by us and/or our stockholders in such sale, or the aggregate sale consideration, the amount of which is determined by multiplying (i) the “applicable percentage” by (ii) the aggregate sale consideration less the amount of such aggregate sale consideration payable in respect of our preferred stock outstanding at the time of such sale.

The applicable percentage ranges from 0% to 3%, depending upon our valuation in an initial public offering or the aggregate sale consideration in a sale of our company, as applicable. If the initial public offering valuation or aggregate sale consideration is $210 million or less, the applicable percentage will be 0%. If the initial public offering valuation or aggregate sale consideration is $250 million or greater, the applicable percentage will be 3%. For an initial public offering valuation or an aggregate sale consideration between $210 million and $250 million, the applicable percentage will be between 0% and 3% as determined on a proportional basis by multiplying 3% by a fraction where the numerator is the difference between the applicable valuation or aggregate sale consideration and $210 million and the denominator is $40 million.

For the purposes of the Exit Event Bonus Plan, our valuation in an initial public offering will be equal to the sum of:

•	the number of shares of our common stock outstanding, on a fully diluted basis, immediately prior to the initial public offering multiplied by the price at which our shares of common stock are offered to the public in the initial public offering; and

•	the amount of proceeds of the initial public offering that are used to redeem our outstanding preferred stock.

Payments under the plan.  Participants are entitled to participate in the bonus pool on a pro rata basis based on the respective number of units held by the participants. In the event of a sale of our company, participants are entitled to receive their payments under the Exit Event Bonus Plan at the same time and upon the same terms as our stockholders receive the aggregate sale consideration. In the event of an initial public offering, participants will be issued their shares of common stock within 30 days following the consummation of the initial public offering.

401(k) Plan

We maintain a deferred savings and retirement plan for our employees. Such plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code. The deferred savings and retirement plan provides that each participant may contribute his or her pre-tax compensation up to the statutory limit ($16,500 in 2010). For employees 50 years of age or older, an additional catch-up contribution of $5,500 is allowable. In 2010, the statutory limit for those who qualify for catch-up contributions is $22,000. We match 50% of each employee’s contributions up to a maximum of $2,500 per employee. All contributions are held in trust and are invested in accordance with the terms of the deferred savings and retirement plan. Under such plan, each employee is fully vested in his or her deferred salary contributions.

Limitation of Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation, in the form that will become effective upon the closing of this offering, limits the liability of our directors for monetary damages to the fullest extent permitted by

Delaware law. Consequently, no director will be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as a director, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

Our amended and restated certificate of incorporation, in the form that will become effective upon the closing of this offering, also provides that:

•	we will indemnify our directors and officers to the fullest extent permitted by law;

•	we may indemnify our other employees and agents to the same extent that we indemnify our directors and officers, unless otherwise determined by our board of directors; and

•	we will advance expenses to our directors and officers in connection with defending an action, suit or proceeding in advance of its final disposition to the fullest extent permitted by law.

The indemnification provisions contained in our amended and restated certificate of incorporation are not exclusive.

Section 145(g) of the Delaware General Corporation Law and our amended and restated certificate of incorporation permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether Delaware General Corporation Law permits indemnification. We maintain a directors’ and officers’ liability insurance policy.

We have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements generally provide that we will indemnify them to the fullest extent permitted by Delaware law in connection with their service to us or on our behalf.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, or otherwise, the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2007, we have entered into no transactions in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, holders of more than five percent of our voting securities, and affiliates of our directors, executive officers and five percent stockholders, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described under the “Executive Compensation” section of this prospectus, and the transactions described below.

Loan Forgiveness

In March 2010, we canceled aggregate indebtedness from Messrs. Wiehe, Duke and Martini and Ms. Kaelin in the following amounts: Stephen Wiehe ($376,612), James Duke ($268,965), Jeffrey Martini ($149,345) and Jennifer Kaelin ($220,884). This indebtedness was represented by promissory notes used to pay the purchase price for restricted stock awards to these individuals. Our board of directors made this decision in part to comply with the requirements of Section 402 of the Sarbanes-Oxley Act of 2002, which prohibits public companies from extending loans to its executive officers, and in part due to the fact that the restricted stock awards that gave rise to the forgiven indebtedness were issued in connection with the reduction of the potential number of shares issuable under our Exit Event Bonus Plan from 5% of outstanding shares of common stock to 3%. Had those shares remained subject to the Exit Event Bonus Plan rather than being issued as restricted stock awards, the recipients would not have been required to pay any purchase price for such shares. Consequently, our board of directors determined that forgiving the indebtedness put the recipients in the same position as they would have been had the shares remained in the Exit Event Bonus Plan. See the section titled “Executive Compensation — Compensation Discussion and Analysis” for additional information.

Stockholders Agreement

We have entered into a stockholders agreement with our preferred stockholders and Messrs. Wiehe, Duke and Gillis. This agreement provides for certain governance rights, rights of first refusal and co-sale and other rights relating to the shares of our common stock, which will terminate upon consummation of this offering. This agreement also provides for registration rights, which are described in the “Description of Capital Stock — Registration Rights” section of this prospectus.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Employment Agreement

We have entered into an employment agreement with Mr. Wiehe. See the section titled “Executive Compensation — Employment Agreements” for additional information.

Change of Control Agreements

We have entered into change of control agreements with Messrs. Wiehe, Duke and Howard. See the section titled “Executive Compensation — Potential Payments upon Termination or Change of Control” for additional information.

Policy for Approval of Related Party Transactions

Although historically we have not had a formal written policy regarding transactions with related persons, our executive officers, directors and stockholders holding 5% or more of the outstanding capital stock of our company have been required to disclose to our executive officers and directors any potential conflicts of interest with respect to a proposed transaction and then recuse themselves from any consideration or vote with respect to such transaction. Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our related person policy. Our related person policy will require that a “related person” (as defined in Item 404(a) of Regulation S-K) must promptly disclose to our Chief Financial Officer any “related person transaction” (defined as any transaction that is reportable by us under Item 404(a) of Regulation S-K) and all material facts with respect thereto. The Chief Financial Officer will then promptly communicate that information to our audit committee. In reviewing a transaction, our audit committee will consider all relevant facts and circumstances, including (1) the commercial reasonableness of the terms, (2) the benefit and perceived benefits, or lack thereof, to us, (3) opportunity costs of alternate transactions, (4) the materiality and character of the related person’s interest, and (5) the actual or apparent conflicts of interest of the related person. Our audit committee will not approve or ratify a related person transaction unless it determines that, upon consideration of all relevant information, the transaction is in, or is not inconsistent with, the best interests of our company and stockholders. No related person transaction will be consummated without the approval or ratification of our audit committee. It will be our policy that directors interested in a related person transaction will recuse themselves from any vote relating to a related person transaction in which they have an interest.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of          , 2010, and as adjusted to reflect the shares of common stock to be issued and sold in this offering by (i) each of our named executive officers; (ii) each of our directors; (iii) all of our executive officers and directors as a group; and (iv) each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock.

Beneficial ownership in this table is determined in accordance with the rules of the SEC and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group that may be exercised within 60 days after          , 2010. For purposes of calculating each person’s or group’s percentage ownership, stock options exercisable within 60 days after          , 2010 are included for that person or group.

Percentage of beneficial ownership is based on           shares of common stock outstanding as of          , 2010 and           shares of common stock outstanding after completion of this offering.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person’s spouse. Unless otherwise noted below, the address of each person listed on the table is c/o SciQuest, Inc., 6501 Weston Parkway, Suite 200, Cary, North Carolina 27513. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Shares Beneficially
						Number of	Owned if
	Shares Beneficially		Number	Shares Beneficially		Shares to be Sold	Underwriters’
	Owned Prior to the		of	Owned		if Underwriters’	Option is Exercised in
	Offering		Shares	After the Offering		Option is	Full
Name	Shares	Percentage	Offered	Shares	Percentage	Exercised in Full	Shares	Percentage

Named Executive Officers and Directors:
Stephen J. Wiehe(1)
James B. Duke
Jeffrey A. Martini
Jennifer G. Kaelin
C. Gamble Hefferman(2)
Noel J. Fenton(3)
Daniel F. Gillis
Jeffrey T. Barber
Timothy J. Buckley
All executive officers and directors as a group (10 people)
5% Stockholders:
Funds associated with Trinity Ventures(4)
Funds associated with Intersouth Partners(5)
River Cities SBIC III, L.P.
Other Selling Stockholders:

(1)	Includes shares held by Mr. Wiehe as custodian for Andrew John Wiehe and Stephanie Elizabeth Wiehe, over which Mr. Wiehe has voting and investment power.

(2)	Includes shares subject to options that are exercisable within 60 days of the date of the table.

(3)	Includes shares held by Trinity Ventures VII, L.P., Trinity VII Side-By-Side Fund, L.P., Trinity Ventures VIII, L.P., Trinity VIII Side-By-Side Fund, L.P. and Trinity VIII Entrepreneurs’ Fund, L.P. Mr. Fenton may be deemed to have shared voting and investment power over the shares held by these limited partnerships, but disclaims beneficial ownership of such shares.

(4)	Consists of shares held by Trinity Ventures VII, L.P., Trinity VII Side-By-Side Fund, L.P., Trinity Ventures VIII, L.P., Trinity VIII Side-By-Side Fund, L.P. and Trinity VIII Entrepreneurs’ Fund, L.P.

(5)	Consists of shares held by Intersouth Partners V, L.P., Intersouth Affiliates V, L.P., and Intersouth Partners VI, L.P.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon completion of this offering. Copies of these documents have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part. The descriptions of common stock and preferred stock reflect changes to our capital structure that will occur upon completion of this offering.

Authorized Capital Stock

Upon completion of this offering, our authorized capital stock will consist of           shares of common stock, $0.001 par value per share, and           shares of preferred stock, $0.001 par value per share. Concurrent with the consummation of this offering, all of our shares of preferred stock that are currently outstanding will be redeemed. Accordingly, no shares of our preferred stock will be outstanding immediately following completion of this offering.

As of March 31, 2010, there were 28,592,904 shares of common stock outstanding held by 54 stockholders of record. As of March 31, 2010, there were 222,073 shares of preferred stock outstanding held by 10 stockholders of record.

Common Stock

Voting.  Except as otherwise required by Delaware law, holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. There is no cumulative voting in the election of directors.

Dividend Rights.  Subject to dividend preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive equally, on a per share basis, such dividends or other distributions in cash, securities or other property of our company as may be declared from time to time by our board of directors out of assets and funds legally available for dividend payments. It is our present intention not to pay dividends on our common stock for the foreseeable future. Our board of directors may, at its discretion, modify or repeal our dividend policy. See “Dividend Policy.”

Liquidation and Preemptive Rights.  In the event of our liquidation, dissolution or winding-up, holders of our common stock are entitled to share equally on a per share basis in all assets remaining after payment or provision of payment of our debts and amounts payable upon shares of preferred stock entitled to a preference, if any, over holders of common stock upon a liquidation, dissolution or winding up. Holders of our common stock have no conversion, exchange, preemption or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Listing.  We intend to apply to have our common stock listed on the NYSE under the symbol ‘‘SQI.”

Transfer Agent and Registrar.  The transfer agent and registrar for our common stock is          . Its address is          , and its telephone number is          .

Preferred Stock

Our board of directors is authorized, without further vote or action by the stockholders, to issue from time to time up to an aggregate of           shares of preferred stock in one or more series and to fix the designations, rights, preferences and privileges and any qualifications, limitations or restrictions of the shares of each such series of preferred stock, including the dividend rights and rates, conversion rights, voting rights, the terms of redemption including price and sinking fund provisions, liquidation preferences and the number of shares constituting any series or designations of that series.

We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise. The authorized shares of preferred stock, as well as authorized and unissued shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Our board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our board of directors has no current intention of doing so, it could issue a series of preferred stock that could have the effect of discouraging, delaying or preventing a change in control of us or an unsolicited acquisition proposal that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price. Any issuance of preferred stock could therefore have the effect of decreasing the market price of our common stock.

Our board of directors will make any determination to issue shares of preferred stock based on its judgment as to the best interests of our company and our stockholders. We have no current plans to issue any shares of preferred stock after this offering.

Registration Rights

Holders, or their transferees, of approximately           shares of our common stock are entitled to certain registration rights with respect to these securities as set forth in a stockholders agreement, dated July 28, 2004, between us and the holders of these securities. The following description of the terms of the stockholders agreement is intended as a summary only and is qualified in its entirety by reference to the stockholders agreement filed as an exhibit to the registration statement, of which this prospectus forms a part.

Demand Registration Rights.  At any time after the earlier to occur of 180 days after the consummation of this offering and expiration of the applicable lock-up agreements, the holders of more than 30% of the registrable shares may request that we register all or a portion of their registrable shares for sale under the Securities Act. We are required to effect the registration as requested unless, in the good faith judgment of our board of directors, such registration should be delayed. We may be required to effect two of these registrations. In addition, when we are eligible for the use of Form S-3, or any successor form, holders of registrable shares may make up to two requests in any 12-month period that we register all or a portion of their registrable shares for sale under the Securities Act on Form S-3, or any successor form, so long as the aggregate price to the public in connection with any such offering is at least $1 million.

Piggyback Registration Rights.  After the completion of this offering, in the event that we propose to register any of our securities under the Securities Act (except for the registration of securities to be offered pursuant to an employee benefit plan on Form S-8 or pursuant to a registration made on Form S-4 or any successor forms then in effect), we will include in these registrations all securities with respect to which we have received written requests for inclusion under our registration rights agreement, subject to certain limitations.

Expenses of Registration.  We will pay all registration expenses, other than underwriting discounts and commissions and any transfer taxes related to any demand or piggyback registration. With respect to demand registrations, these expenses include all reasonable expenses that any stockholder incurs in connection with the registration of its securities, subject to certain limitations.

Indemnification.  The stockholders agreement contains indemnification provisions pursuant to which we are obligated to indemnify the selling stockholders and any person who might be deemed to control any selling stockholder in the event of material misstatements or omissions in the registration statement or related violations of law attributable to us. The stockholders agreement requires that, as a condition to including their securities in any registration statement filed pursuant to demand or piggyback registration rights, the selling stockholders indemnify us for material misstatements or omissions attributable to them.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions (including, among others, those summarized below) of our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change of control of our company or a change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise consider to be in their best interests or in our best interests. Therefore, these provisions could adversely affect the price of our common stock.

Authorized but Unissued Shares.  The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. As discussed above, our board of directors may designate the rights, preferences and privileges of such authorized but unissued preferred stock. These additional shares may be used for a variety of corporate purposes, including acquisitions and employee benefit plans, but they could also be issued in order to deter or prevent an attempt to acquire us.

Board Matters.  Our amended and restated certificate of incorporation and amended and restated bylaws provide that upon completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. The board of directors, or its remaining members, even if less than a quorum, is empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. The authorized number of directors may be changed by resolution of the board of directors. Members of the board of directors may only be removed for cause and only by the affirmative vote of 75% of our outstanding voting stock. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors and could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

No Cumulative Voting.  Our amended and restated certificate of incorporation and amended and restated bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. The absence of cumulative voting may make it more difficult for a minority stockholder to gain a seat on our board of directors to influence decisions regarding takeovers or other matters.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations.  Our amended and restated certificate of incorporation and our amended and restated bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting may only be taken if it is properly brought before such meeting and may not be taken by written consent in lieu of a meeting. Our amended and restated bylaws provide that, except as otherwise required by law, special meetings of stockholders can only be called by our chairman of the board of directors, our president or chief executive officer or our board of directors. Our amended and restated bylaws also provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by a majority of our standing voting securities. These provisions also may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed.

Super Majority Stockholder Vote Required for Certain Actions.  The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 75% of the voting power of all shares entitled to vote generally in the election of directors. In addition, the affirmative vote of the holders of at least 75% of the voting power of all shares entitled to vote generally in the election of directors is required to amend or repeal or adopt any provision inconsistent with the provisions of our amended and restated certificate of incorporation described above.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within the past three years, did own, 15% or more of the outstanding voting stock of the corporation. Section 203 could discourage mergers or other takeover or change of control attempts, including attempts that might result in the payment of a premium over the market price for shares of our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock, and a liquid trading market for the common stock may not develop or be sustained after this offering. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options or in the public market after this offering, or the anticipation of these sales, could adversely affect the market prices of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon completion of this offering, based on our outstanding shares as of          , 2010, and assuming no exercise of outstanding options, we will have outstanding an aggregate of           shares of our common stock (           shares if the underwriters’ over-allotment option is exercised in full). Of these shares, all of the shares sold in this offering (plus any shares sold as a result of the underwriters’ exercise of the over-allotment option) will be freely tradable without restriction or further registration under the Securities Act, unless those shares are purchased by our affiliates as that term is defined in Rule 144 under the Securities Act.

The remaining           shares of common stock to be outstanding after this offering and the 443,361 shares issuable upon exercise of outstanding warrants will be “restricted securities” under Rule 144. Of these restricted securities,           shares will be subject to transfer restrictions for 180 days from the date of this prospectus pursuant to lock-up agreements. Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act.

Lock-Up Agreements

All of our officers and directors, and holders of           shares of our common stock and holders of           shares of our common stock issuable upon exercise of outstanding options, have entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer, sell or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without our prior written consent or, in some cases, the prior written consent of Thomas Weisel Partners LLC. We have agreed, subject to limited exceptions, that for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise transfer or dispose of any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock, except for the shares of common stock offered in this offering and the shares of common stock issuable upon exercise or conversion of options, warrants or securities outstanding on the date of this prospectus and the shares of our common stock that are issued under our stock option or employee stock purchase plans, provided that such recipients agree to be bound by these restrictions during the 180-day period. Thomas Weisel Partners LLC has advised us that it has no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. There are no contractually specified conditions for the waiver of lock-up restrictions and any waiver is at the sole discretion of Thomas Weisel Partners LLC, which may be granted by Thomas Weisel Partners LLC for any reason. The 180-day lock-up period will be extended automatically if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. After the lock-up period, these shares may be sold, subject to applicable securities laws. See “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon expiration of the lock-up period described above,           additional shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Stock Options and Restricted Stock Awards

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock incentive plan and all shares of common stock issued pursuant to restricted stock awards under our stock incentive plan. We expect to file this registration statement as soon as practicable after this offering. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 will be subject to volume limitations, manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up agreements to which they are subject.

Registration Rights

After the completion of this offering, holders of           shares of common stock will be entitled to specific rights to register those shares for sale in the public market. See “Description of Capital Stock — Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement relating to such shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion summarizes certain material U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by a non-U.S. holder (as defined below). This discussion is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended, final, temporary and proposed U.S. Treasury regulations promulgated thereunder and current administrative rulings and judicial decisions, all as in effect as of the date hereof. All of these authorities may be subject to differing interpretations or repealed, revoked or modified, possibly with retroactive effect, which could materially alter the tax consequences to non-U.S. holders described in this prospectus.

There can be no assurance that the IRS will not take a contrary position to the tax consequences described herein or that such position will not be sustained by a court. No ruling from the IRS or opinion of counsel has been obtained with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

This discussion is for general information only and is not tax advice. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source;

•	a trust (a) if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an entity that is disregarded as separate from its owner if all of its interests are owned by a single person described above.

An individual may be treated, for U.S. federal income tax purposes, as a resident of the United States in any calendar year by being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. The 183-day test is determined by counting all of the days the individual is treated as being present in the current year, one-third of such days in the immediately preceding year and one-sixth of such days in the second preceding year. Residents are subject to U.S. federal income tax as if they were U.S. citizens.

This discussion assumes that a prospective non-U.S. holder will hold shares of our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances. In addition, this discussion does not address any aspect of U.S. state or local or non-U.S. taxes, or the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies and financial institutions;

•	tax-exempt organizations;

•	controlled foreign corporations and passive foreign investment companies;

•	partnerships or other pass-through entities;

•	regulated investment companies or real estate investment trusts;

•	pension plans;

•	persons who received our common stock as compensation;

•	brokers and dealers in securities;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	former citizens or residents of the United States subject to tax as expatriates.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. We urge any beneficial owner of our common stock that is a partnership and partners in that partnership to consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock.

Distributions on Our Common Stock

Any distribution on our common stock paid to non-U.S. holders will generally constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will generally constitute a return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our common stock, and will be applied against and reduce the non-U.S. holder’s adjusted tax basis. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “— Gain on Sale, Exchange or Other Disposition of Our Common Stock.”

Dividends paid to a non-U.S. holder that are not treated as effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at a rate of 30% on the gross amount paid, unless the non-U.S. holder is entitled to an exemption from or reduced rate of withholding under an applicable income tax treaty. In order to claim the benefit of a tax treaty or to claim an exemption from withholding, a non-U.S. holder must provide a properly executed IRS Form W-8BEN (or successor form) prior to the payment of dividends. A non-U.S. holder eligible for a reduced rate of withholding pursuant to an income tax treaty may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Dividends paid to a non-U.S. holder that are treated as effectively connected with a trade or business conducted by the non-U.S. holder within the United States (and, if an applicable income tax treaty so provides, are also attributable to a permanent establishment or a fixed base maintained within the United States by the non-U.S. holder) are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain the exemption, a non-U.S. holder must provide us with a properly executed IRS Form W-8ECI (or successor form) prior to the payment of the dividend. Dividends received by a non-U.S. holder that are treated as effectively connected with a U.S. trade or business generally are subject to U.S. federal income tax at rates applicable to U.S. persons. A non-U.S. holder that is a corporation may, under certain circumstances, be subject to an additional “branch profits tax” imposed at a rate of 30%, or such lower rate as specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder who provides us with an IRS Form W-8BEN or Form W-8ECI must update the form or submit a new form, as applicable, if there is a change in circumstances that makes any information on such form incorrect.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding on any gain realized from the non-U.S. holder’s sale, exchange or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business (and, if an applicable income tax treaty so provides, is also attributable to a permanent establishment or a fixed base maintained within the United States by the non-U.S. holder), in which case the gain will be taxed on a net income basis generally in the same manner as if the non-U.S. holder were a U.S. person, and, if the non-U.S. holder is a corporation, the additional branch profits tax described above in “— Distributions on Our Common Stock” may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S.-source capital losses of the non-U.S. holder, if any; or

•	we are, or have been at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter), a “United States real property holding corporation.”

Generally, we will be a “United States real property holding corporation” if the fair value of our U.S. real property interests equals or exceeds 50% of the sum of the fair values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we have not been and are not currently, and do not anticipate becoming in the future, a “United States real property holding corporation” for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the amount of distributions paid to such holder and the amount of tax withheld, if any. Copies of the information returns filed with the IRS to report the distributions and withholding may also be made available to the tax authorities in a country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

The United States imposes a backup withholding tax on the gross amount of dividends and certain other types of payments (currently at a rate of 28%). Dividends paid to a non-U.S. holder will not be subject to backup withholding if proper certification of foreign status (usually on IRS Form W-8BEN) is provided, and we do not have actual knowledge or reason to know that the non-U.S. holder is a U.S. person. In addition, no backup withholding or information reporting will be required regarding the proceeds of a disposition of our common stock made by a non-U.S. holder within the United States or conducted through certain U.S. financial intermediaries if we receive the certification of foreign status described in the preceding sentence and we do not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person or the non-U.S. holder otherwise establishes an exemption. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner.

U.S. Federal Estate Tax

An individual non-U.S. holder who is treated as the owner, or who has made certain lifetime transfers, of an interest in our common stock may be required to include the value of the common stock in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Under current U.S. federal law, all federal taxes on the value of an individual’s estate at death have been temporarily repealed through December 31, 2010. Beginning January 1, 2011, absent further act by the United States Congress, the estate tax automatically will be reinstated at 2001 levels. This federal estate tax would apply to any individual non-U.S. holder if such person owned our common stock at the time of his or her death on or after January 1, 2011.

Currently, numerous proposals are under review by the United States Congress to determine how best to reform the U.S. federal estate tax. None of the current proposals support repeal of the estate tax, and all of the proposals preserve and continue some form of federal tax on the value of an individual’s estate (at tax rates ranging from approximately 35% to 45%). Several of the legislative proposals provide for a credit or other exemption that would be applied before imposing any federal estate tax (for example, one proposal provides that no estate tax would be imposed until the value of the total estate exceeds approximately $3,500,000 U.S. dollars). It is unclear whether such a credit or exemption would apply to non-U.S. holders of our common stock. As a result of the widely differing proposals for federal estate tax reform, it is difficult to predict how the tax laws will apply, and all prospective non-U.S. holders are urged to consult their tax advisor to determine possible application of the U.S. federal estate tax, if any.

Obama Administration Legislative Proposals

The Obama Administration recently has proposed legislation that would limit the ability of a non-U.S. holder to claim relief from U.S. federal withholding tax in respect of dividends paid on the common stock if such holder holds the common stock through a non-U.S. intermediary that is not a “qualified intermediary.” The Obama Administration’s proposals also would limit the ability of certain non-U.S. entities to claim relief from U.S. federal withholding tax in respect of dividends paid to such non-U.S. entities unless those entities have provided documentation of their beneficial owners to the withholding agent. In addition, other proposals would impose a 20% withholding tax on the gross proceeds of the sale of common stock effected through a non-U.S. intermediary that is not a qualified intermediary and that is not located in a jurisdiction with which the United States has a comprehensive income tax treaty having a satisfactory exchange of information provision. It is unclear whether, or in what form, these proposals may be enacted. Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of the Obama Administration’s proposals on their investment in respect of the common stock.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite their respective names:

Underwriters	Number of Shares

Thomas Weisel Partners LLC
William Blair & Company, L.L.C.
JMP Securities LLC
Pacific Crest Securities LLC

Thomas Weisel Partners LLC is the book-running manager and William Blair & Company, L.L.C., JMP Securities LLC and Pacific Crest Securities LLC are co-managers.

Of the           shares to be purchased by the underwriters,          shares will be purchased from us and           will be purchased from the selling stockholders.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

The underwriting agreement provides that we and the selling stockholders will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about          , 2010.

Over-Allotment Option

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of           additional shares of our common stock from us at the initial public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include:

•	the valuation multiples of publicly-traded companies that the representatives of the underwriters believe are comparable to us;

•	our financial information;

•	our history and prospects and the outlook for our industry;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial offering price.

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $      per share of common stock to other dealers specified in a master agreement among underwriters who are members of the Financial Industry Regulatory Authority, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $      per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and the selling stockholders:

Total
Without Over-
	Per Share	Allotment	With Over-Allotment

Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to selling stockholders

Indemnification of Underwriters

We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

The underwriters will require all of our directors and officers, the selling stockholders and certain other of our stockholders to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock except for the shares of common stock offered in this offering without the prior written consent of Thomas Weisel Partners LLC for a period of 180 days after the date of this prospectus.

We have agreed that for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering and the shares of common stock issuable upon exercise of outstanding options on the date of this prospectus.

The 180-day restricted period described in the preceding two paragraphs will be automatically extended if: (1) during the last 17 days of the l80-day restricted period we issue an earnings release or announce material news or a material event or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

New York Stock Exchange

We have applied to have our common stock listed on the NYSE under the symbol “SQI.”

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

Short Sales.  Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ overallotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing Transactions.  The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty Bids.  If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the NYSE or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Morris, Manning & Martin, LLP, Atlanta, Georgia. The underwriters have been represented in connection with this offering by Choate, Hall & Stewart LLP.

EXPERTS

The financial statements of SciQuest, Inc. at December 31, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, of which this prospectus is a part. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, we refer you to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website at http://www.sec.gov.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and will file annual, periodic and current reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

REPORTS TO STOCKHOLDERS

Following this offering, we will file annual, periodic and special reports with the SEC as required by the SEC’s rules and regulations. In addition, our annual proxy statement will be mailed to our stockholders accompanied or preceded by an annual report which meets the requirements of the SEC’s rules and regulations no later than 120 days following the end of our fiscal year. Our periodic quarterly reports will be filed with the SEC within 45 days following the end of the quarter, unless a shorter period is required by the rules and regulations of the SEC. Our annual reports will contain financial statements audited by our independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of SciQuest, Inc.

We have audited the accompanying balance sheets of SciQuest, Inc. as of December 31, 2009 and 2008, and the related statements of operations, stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SciQuest, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the financial statements, the accompanying balance sheet as of December 31, 2009, and the related statements of operations, stockholders’ deficit, and cash flows for the year then ended, have been restated.

/s/  Ernst & Young LLP

Raleigh, North Carolina
March 25, 2010,
except for Note 3, as to which the date is
May 10, 2010

SCIQUEST, INC.

BALANCE SHEETS

	As of December 31,		As of March 31,
	2008	2009	2010
		As restated	(Unaudited)
		(See note 3)
	(In thousands except share and per share amounts)

Assets
Current assets:
Cash and cash equivalents	$13,502	$17,132	$18,669
Restricted cash	350	350	—
Accounts receivable	3,506	4,846	2,853
Prepaid expenses and other current assets	874	834	628
Deferred tax asset	—	177	196

Total current assets	18,232	23,339	22,346
Property and equipment, net	1,353	1,307	1,425
Goodwill	6,765	6,765	6,765
Intangible assets, net	1,743	1,340	1,264
Deferred project costs	4,786	5,148	5,044
Deferred tax asset	—	17,269	16,326
Other	43	43	687

Total assets	$32,922	$55,211	$53,857

Liabilities and Redeemable Preferred Stock
Current liabilities:
Accounts payable	$301	$46	$262
Accrued liabilities	3,308	2,980	2,421
Line of credit	350	350	—
Deferred revenues	23,947	27,066	23,929

Total current liabilities	27,906	30,442	26,612
Deferred revenues, less current portion	7,643	7,209	7,212
Restructuring liability, less current portion	287	—	—
Deferred tax liability	—	646	808
Redeemable preferred stock at redemption value, $0.001 par value; 500,000 shares authorized; 222,073 shares issued and outstanding	31,477	34,072	34,743
Commitments and contingencies
Stockholders’ deficit
Common stock, $0.001 par value; 32,000,000 shares authorized; 28,352,041, 28,684,596 and 28,592,904 shares issued and outstanding as of December 31, 2008, December 31, 2009, and March 31, 2010	28	29	29
Additional paid-in capital	—	—	—
Notes receivable from stockholders	(617)	(769)	(15)
Accumulated deficit	(33,802)	(16,418)	(15,532)

Total stockholders’ deficit	(34,391)	(17,158)	(15,518)

Total liabilities, redeemable preferred stock, and stockholders’ deficit	$32,922	$55,211	$53,857

The accompanying notes are an integral part of the financial statements.

SCIQUEST, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
			As restated	(Unaudited)
			(See note 3)
	(In thousands, except per share amounts)

Revenues	$20,107	$29,784	$36,179	$8,595	$10,126
Cost of revenues	6,101	6,723	7,494	1,847	2,109

Gross profit	14,006	23,061	28,685	6,748	8,017

Operating expenses:
Research and development	6,908	8,307	8,059	2,230	2,037
Sales and marketing	7,213	9,280	10,750	2,694	3,138
General and administrative	2,717	3,942	3,703	1,000	1,380
Litigation settlement and associated legal expenses	—	—	3,189	—	—
Amortization of intangible assets	2,286	537	403	101	76

Total operating expenses	19,124	22,066	26,104	6,025	6,631

Income (loss) from operations	(5,118)	995	2,581	723	1,386
Other income (expense):
Interest income	209	200	37	21	7
Interest expense	(90)	(22)	(6)	(2)	(2)
Other (expense) income, net	(1)	(65)	(4)	(4)	1,682

Total other income, net	118	113	27	15	1,687

Income (loss) before income taxes	(5,000)	1,108	2,608	738	3,073
Income tax benefit (expense)	—	9	16,821	—	(1,143)

Net income (loss)	(5,000)	1,117	19,429	738	1,930
Dividends on redeemable preferred stock	2,207	2,395	2,595	621	671

Net income (loss) attributable to common stockholders	$(7,207)	$(1,278)	$16,834	$117	$1,259

Net income (loss) attributable to common stockholders per share:
Basic	$(0.27)	$(0.05)	$0.60	$0.00	$0.04
Diluted	$(0.27)	$(0.05)	$0.58	$0.00	$0.04
Weighted average shares outstanding used in computing per share amounts:
Basic	26,985	27,600	28,122	27,958	28,156
Diluted	26,985	27,600	28,900	28,811	29,296

The accompanying notes are an integral part of the financial statements.

SCIQUEST, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

						Total
	Common Stock		Additional Paid-In	Notes Receivable	Accumulated	Stockholders’
	Shares	Amount	Capital	from Stockholders	Deficit	Deficit
	(In thousands except share amounts)

Balance as of December 31, 2006	27,495,120	$27	$—	$(50)	$(26,381)	$(26,404)
Issuance of restricted stock	445,055	1	30	(31)	—	—
Exercise of common stock options	23,296	—	1	—	—	1
Payments on notes receivable from stockholders	—	—	—	39	—	39
Stock-based compensation	—	—	110	—	—	110
Dividends accrued on redeemable preferred stock	—	—	(141)	—	(2,066)	(2,207)
Net loss	—	—	—	—	(5,000)	(5,000)

Balance as of December 31, 2007	27,963,471	28	—	(42)	(33,447)	(33,461)
Issuance of restricted stock	584,275	—	760	(724)	—	36
Repurchase of restricted stock	(260,209)	—	(229)	130	—	(99)
Exercise of common stock options	36,273	—	2	—	—	2
Payments on notes receivable from stockholders	—	—	—	19	—	19
Issuance of common stock	3,231	—	4	—	—	4
Stock-based compensation	25,000	—	386	—	—	386
Dividends accrued on redeemable preferred stock	—	—	(923)	—	(1,472)	(2,395)
Net income	—	—	—	—	1,117	1,117

Balance as of December 31, 2008	28,352,041	28	—	(617)	(33,802)	(34,391)
Issuance of restricted stock	318,053	1	195	(171)	—	25
Repurchase of restricted stock	(15,604)	—	(16)	1	—	(15)
Exercise of common stock options	30,106	—	6	—	—	6
Payments on notes receivable from stockholders	—	—	—	18	—	18
Stock-based compensation	—	—	365	—	—	365
Dividends accrued on redeemable preferred stock	—	—	(550)	—	(2,045)	(2,595)
Net income	—	—	—	—	19,429	19,429

Balance as of December 31, 2009, as restated (see Note 3)	28,684,596	29	—	(769)	(16,418)	(17,158)
Issuance of restricted stock	191,724	—	216	(177)	—	39
Repurchase of restricted stock	(287,087)	—	(273)	—	—	(273)
Exercise of common stock options	3,671	—	3	—	—	3
Payments on notes receivable from stockholders	—	—	—	4	—	4
Forgiveness of notes receivable	—	—	—	927	(927)	—
Stock-based compensation	—	—	608	—	—	608
Dividends accrued on redeemable preferred stock	—	—	(554)	—	(117)	(671)
Net income	—	—	—	—	1,930	1,930

Balance as of March 31, 2010 (unaudited)	28,592,904	$29	$—	$(15)	$(15,532)	$(15,518)

The accompanying notes are an integral part of the financial statements.

SCIQUEST, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
			As restated	(Unaudited)
			(See note 3)
	(In thousands)

Cash flows from operating activities
Net (loss) income	$(5,000)	$1,117	$19,429	$738	$1,930
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,909	1,285	1,214	300	262
(Gain) on sale of investment	—	—	—	—	(1,700)
Stock-based compensation expense	110	386	365	90	608
Deferred taxes	—	—	(16,800)	—	1,085
Loss (gain) from disposal of property and equipment	(1)	—	140	—	—
Changes in operating assets and liabilities:
Accounts receivable	694	(285)	(1,340)	259	1,993
Prepaid expense and other current assets	(871)	(117)	40	232	207
Deferred project costs and other assets	(550)	(833)	(362)	344	(540)
Accounts payable	95	(181)	(255)	379	216
Accrued liabilities and other	347	(257)	(615)	(1,453)	(559)
Deferred revenues	6,960	5,467	2,685	(2,944)	(3,134)

Net cash provided by (used in) operating activities	4,693	6,582	4,501	(2,055)	368
Cash flows from investing activities
Addition of capitalized software development costs	(362)	(99)	(220)	—	(202)
Purchase of property and equipment	(695)	(480)	(685)	(271)	(102)
Proceeds from sale of investment	—	—	—	—	1,700
Restricted cash	—	(350)	—	—	350

Net cash (used in) provided by investing activities	(1,057)	(929)	(905)	(271)	1,746
Cash flows from financing activities
Issuance of common and restricted stock	—	40	25	26	39
Repurchases of restricted stock	—	(99)	(15)	(15)	(273)
Repayment of notes receivable from stockholders	39	19	18	—	4
Proceeds from exercise of common stock options	1	2	6	7	3
Issuance of preferred stock	—	96	—	—	—
Repayment of notes payable	(1,103)	—	—	—	(350)

Net cash (used in) provided by financing activities	(1,063)	58	34	18	(577)
Net increase (decrease) in cash and cash equivalents	2,573	5,711	3,630	(2,308)	1,537
Cash and cash equivalents at beginning of year	5,218	7,791	13,502	13,502	17,132

Cash and cash equivalents at end of year	$7,791	$13,502	$17,132	$11,194	$18,669

Supplemental disclosure of cash flow information
Cash paid for interest	$88	$22	$6	$2	$2

Supplemental disclosure of non-cash flow information
Dividends on redeemable preferred stock	$2,207	$2,395	$2,595	$621	$671

The accompanying notes are an integral part of the financial statements.

SCIQUEST, INC.

NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

1.	Description of Business

SciQuest, Inc. (the Company) provides an on-demand strategic procurement and supplier enablement solution that integrates customers with their suppliers to improve procurement of indirect goods and services, such as office supplies, laboratory supplies, furniture, MRO (maintenance, repair and operations) supplies and food and beverages. The Company’s on-demand software enables organizations to more efficiently source indirect goods and services, manage their spend and obtain the benefits of compliance with purchasing policies and negotiating power with suppliers. The Company’s on-demand strategic procurement software suite coupled with its managed supplier network forms the Company’s integrated solution, which is designed to achieve rapid and sustainable savings. The Company’s solution is designed to optimize tasks throughout the cycle of finding, procuring, receiving and paying for indirect goods and services, which can result in increased efficiency, reduced costs and increased insight into an organization’s buying patterns. The Company’s current target markets are higher education, life sciences, healthcare and state and local governments.

On April 10, 2004, the Company entered into a definitive agreement to be acquired in connection with a going private transaction led by Trinity Ventures. After approval by the stockholders on July 15, 2004, the acquisition was completed on July 28, 2004. As part of this transaction, the Company’s outstanding publicly-traded common stock was repurchased, converting SciQuest into a privately-held company. The Company recorded this acquisition using the purchase method of accounting.

2.	Summary of Significant Accounting Policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States.

Unaudited Interim Financial Statements

The accompanying consolidated balance sheet as of March 31, 2010, statements of operations and cash flows for the three months ended March 31, 2009 and 2010 and the statement of stockholders’ deficit for the three months ended March 31, 2010 are unaudited. The unaudited financial statements include all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of such financial statements. The information disclosed in the notes to the financial statements for these periods is unaudited. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results to be expected for the entire fiscal year or any future period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Revenue Recognition

The Company primarily derives its revenues from subscription fees for its on-demand strategic procurement and supplier enablement software solution and associated implementation services. Revenue is generated from subscription agreements and related services permitting customers to access and utilize the Company’s hosted software. Customers may on occasion also purchase a perpetual license for certain software modules. Revenue is recognized when there is persuasive evidence of an agreement, the service has been provided or delivered to the

SCIQUEST, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

2.	Summary of Significant Accounting Policies (continued)

customer, the collection of the fee is probable and the amount of the fee to be paid by the customer is fixed or determinable.

The Company’s contractual agreements generally contain multiple service elements and deliverables. These elements include access to the hosted software, implementation services and, on a limited basis, perpetual licenses for certain software modules and related maintenance and support. Subscription agreements do not provide customers the right to take possession of the hosted software at any time, with the exception of a triggering event in source code escrow arrangements. In applying the multiple element revenue recognition guidance, the Company determined that it does not have objective and reliable evidence of the fair value of the subscription agreement and related services. The Company therefore accounts for fees received under multiple element agreements as a single unit of accounting and recognizes the agreement consideration ratably over the term of the subscription agreement, which is generally three to five years. The term of the subscription agreement commences on the start date specified in the subscription agreement, which is the date access to the software is provided to the customer, provided all other revenue recognition criteria have been met. Fees for professional services that are contingent upon future performance are recognized ratably over the remaining subscription term once the performance milestones have been met. The Company recognizes revenue from any professional services that are sold separately as the services are performed.

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from the Company’s software and services described above. For multiple year subscription agreements, the Company generally invoices its customers in annual installments. Accordingly, the deferred revenue balance does not represent the total contract value of these multi-year subscription agreements. The Company’s services, such as implementation, are generally sold in conjunction with subscription agreements. These services are recognized ratably over the remaining term of the subscription agreement once any contingent performance milestones have been satisfied. The portion of deferred revenue that the Company anticipates will be recognized after the succeeding 12-month period is recorded as non-current deferred revenue and the remaining portion is recorded as current deferred revenue.

Cost of Revenues

Cost of revenues primarily consists of costs related to hosting the Company’s subscription software services, compensation and related expenses for implementation services, supplier enablement services, customer support staff and client partners, amortization of capitalized software development costs and allocated fixed asset depreciation and facilities costs. Cost of revenues is expensed as incurred.

Deferred Project Costs

The Company capitalizes sales commission costs that are directly related to the execution of its subscription agreements. The commissions are deferred and amortized over the contractual term of the related subscription agreement. The deferred commission amounts are recoverable from the future revenue streams under the subscription agreements. The Company believes this is the appropriate method of accounting, as the commission costs are so closely related to the revenues from the subscription agreements that they should be recorded as an asset and charged to expense over the same period that the subscription revenues are recognized. Amortization of deferred commissions is included in sales and marketing expense in the accompanying statements of operations. The deferred commissions are reflected within deferred project costs in the accompanying balance sheets.

SCIQUEST, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

2.	Summary of Significant Accounting Policies (continued)

Concentrations

As of December 31, 2009, three customers comprised 17%, 12% and 12%, respectively, of the accounts receivable balance. As of December 31, 2008, two customers comprised 14% and 12%, respectively, and three customers each comprised 10%, of the accounts receivable balance. As of March 31, 2010 (unaudited), two customers comprised 13% and 12%, respectively, and two customers each comprised 11% of the accounts receivable balance. During each of the years ended December 31, 2007, 2008 and 2009, as well as the periods ended March 31, 2009 and 2010 (unaudited), no individual customer comprised more than 10% of the Company’s revenues. During each of the years ended December 31, 2007, 2008 and 2009, approximately 93% of the Company’s revenues were from sales transactions originating in the United States. During the periods ended March 31, 2009 and 2010 (unaudited), approximately 94% of the Company’s revenues were from sales transactions originating in the United States.

Cash and Cash Equivalents

The Company considers all highly liquid debt investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains cash balances at financial institutions that may at times exceed federally insured limits. The Company maintains this cash at high credit quality institutions and, as a result, believes credit risk related to its cash is minimal. In accordance with the Company’s outstanding credit arrangement, the Company maintains restricted cash in an amount equal to its outstanding line of credit. As of December 31, 2008 and 2009, restricted cash totaled $350. In March, 2010, the Company fully repaid the outstanding balance under its line of credit of $350, plus accrued interest, and closed the credit agreement. As a result, there was no restricted cash as of March 31, 2010 (unaudited).

Accounts Receivable

The Company assesses the need for an allowance for doubtful accounts based on estimates of probable credit losses. This assessment is based on several factors including aging of customer accounts, known customer specific risks, historical experience and existing economic conditions. The Company generally does not require collateral for receivable balances. Accounts would be charged against the allowance after all means of collection were exhausted and recovery was considered remote. Any required provisions for doubtful accounts would be recorded in general and administrative expense. Based on management’s analysis of its outstanding accounts receivable, the Company concluded no allowance was necessary at December 31, 2008 and 2009, or at March 31, 2010 (unaudited).

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which are usually seven years for furniture and three to five years for computer software and equipment. Historically, property and equipment have included certain equipment under capital leases. These items are depreciated over the shorter of the lease period or the estimated useful life of the equipment. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the expected term of the leases. Costs for repairs and maintenance are expensed as incurred. Upon retirement or sale, the cost of the disposed assets and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to operations.

SCIQUEST, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

2.	Summary of Significant Accounting Policies (continued)

Software Development Costs

The Company incurs certain costs associated with the development of its on-demand solution, which are accounted for as internal-use software. Certain qualifying costs incurred during the application development phase are capitalized and amortized to expense over the estimated useful life of the related applications, which is generally three years.

Costs incurred in connection with the development of the Company’s licensed software products are accounted for as costs of software to be sold, leased or otherwise marketed. Capitalization of software development costs begins upon the establishment of technological feasibility (based on a working model approach), subject to net realizable value considerations. To date, the period between achieving technological feasibility and the general availability of such software has substantially coincided; therefore, software development costs qualifying for capitalization have been immaterial. Accordingly, the Company has not capitalized any software development costs related to its licensed software products and has charged all such costs to research and development expense.

Goodwill

Goodwill represents the excess of the cost of an acquired entity over the net fair value of the identifiable assets acquired and liabilities assumed. The Company reviews the carrying value of goodwill at least annually to assess impairment since it is not amortized. Additionally, the Company would also review the carrying value of goodwill whenever events or changes in circumstances indicated that its carrying amount may not be recoverable. The Company has concluded that it has one reporting unit for purposes of its annual goodwill impairment testing. To assess goodwill impairment, the first step is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary. The Company performed its annual assessment on December 31, 2009. The estimated fair value of the Company’s reporting unit exceeded its carrying amount, including goodwill, and as such, no potential goodwill impairment was recorded.

Long-Lived Assets

The Company evaluates the recoverability of its property and equipment and other long-lived assets, including acquired technology and customer relationships, when events change or circumstances indicate the carrying amount may not be recoverable. If such events or changes in circumstances are present, the undiscounted cash flow method is used to determine whether the asset is impaired. An impairment loss is recognized when, and to the extent, the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to the assets or the business to which the assets relate. Cash flows would include the estimated terminal value of the asset and exclude any interest charges. The discount rate utilized would be based on the Company’s best estimate of the related risks and return at the time the impairment assessment is made. As discussed in Note 3, the Company recorded an impairment charge for leasehold improvements of $140 during 2009 in connection with a lease renegotiation. There were no other impairments of its long-lived assets during the years ended December 31, 2007, 2008 and 2009, or during the three months ended March 31, 2009 and 2010 (unaudited).

Investment

As of December 31, 2008 and 2009, the Company had outstanding warrants to purchase a 15% equity interest in an unaffiliated private company for an aggregate consideration of one cent at any time until December 31, 2024. Due to the lack of quoted prices from an active market for these or similar equity instruments of the investee, the Company carried this investment at its cost basis of zero in the accompanying balance sheets. As of March 31, 2010

SCIQUEST, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

2.	Summary of Significant Accounting Policies (continued)

(unaudited), the outstanding warrants were purchased back by the unaffiliated company for a total cash consideration of $1.7 million, which is recorded within other income in the accompanying statement of operations.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of costs, including salaries and sales commissions, of all personnel involved in the sales process. Sales and marketing expenses also include costs of advertising, trade shows, certain indirect costs and allocated fixed asset depreciation and facilities costs. Advertising costs are expensed as incurred. Advertising expenses totaled approximately $486, $524 and $433 for the years ended December 31, 2007, 2008 and 2009, respectively, and $79 and $196 for the three months ended March 31, 2009 and 2010 (unaudited), respectively.

Stock-Based Compensation

As of January 1, 2006, the Company adopted new accounting guidance using the prospective application method, which requires that all stock-based payments to employees, including grants of employee stock options, are recognized in the income statement based on their fair values. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

Stock-based compensation costs are based on the fair value of the underlying option calculated using the Black-Scholes option-pricing model on the date of grant for stock options. Determining the appropriate fair value model and related assumptions requires judgment, including estimating stock price volatility, forfeiture rates and expected term. The expected volatility rates are estimated based on the actual volatility of comparable public companies over the expected term. The expected term for the years ended December 31, 2007, 2008 and 2009, and the three months ended March 31, 2009 and 2010 (unaudited), represents the average time that options that vest are expected to be outstanding based on the mid-point between the vesting date and the end of the contractual term of the award. The Company has not paid dividends and does not anticipate paying a cash dividend in the foreseeable future and, accordingly, uses an expected dividend yield of zero. The risk-free interest rate is based on the rate of U.S. Treasury securities with maturities consistent with the estimated expected term of the awards.

Earnings Per Share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Outstanding unvested restricted stock purchased by employees is subject to repurchase by the Company and therefore is not included in the calculation of the weighted-average shares outstanding until vested. Diluted net income (loss) per share is computed giving effect to all potentially dilutive common stock, including options and restricted stock. The dilutive effect of outstanding awards is reflected in diluted earnings per share by application of the treasury stock method.

SCIQUEST, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

2.	Summary of Significant Accounting Policies (continued)

The following summarizes the calculation of basic and diluted net income (loss) attributable to common stockholders per share:

				Three Months Ended
	Year Ended December 31,			March 31,
	2007	2008	2009	2009	2010
				(Unaudited)

Basic:
Net income (loss)	$(5,000)	$1,117	$19,429	$738	$1,930
Less: Dividends on redeemable preferred stock	2,207	2,395	2,595	621	671

Net income (loss) attributable to common stockholders	$(7,207)	$(1,278)	$16,834	$117	$1,259

Weighted average common shares, basic	26,984,942	27,599,536	28,122,014	27,958,206	28,155,643
Basic net income (loss) attributable to common stockholders per share	$(0.27)	$(0.05)	$0.60	$0.00	$0.04

Diluted:
Net income (loss) attributable to common stockholders	$(7,207)	$(1,278)	$16,834	$117	$1,259
Weighted average common shares, basic	26,984,942	27,599,536	28,122,014	27,958,206	28,155,643
Dilutive effect of:
Options to purchase common stock	—	—	345,325	354,503	604,357
Warrants to purchase common stock	—	—	426,109	425,974	436,566
Nonvested shares of restricted stock	—	—	6,863	72,007	99,482

Weighted average common shares — Diluted	26,984,942	27,599,536	28,900,311	28,810,690	29,296,048

Diluted net income (loss) attributable to common stockholders per share	$(0.27)	$(0.05)	$0.58	$0.00	$0.04

The treasury effect of the following equity instruments has been excluded from diluted net income (loss) per common share as its effect would be anti-dilutive:

				Three Months Ended
	Year Ended December 31,			March 31,
	2007	2008	2009	2009	2010
				(Unaudited)

Unvested restricted stock	680,718	456,174	78,383	459,538	—
Common stock options	466,829	593,765	10,250	284,711	—
Common stock warrants	443,361	443,361	—	—	—

Total	1,590,908	1,493,300	88,633	744,249	—

Segment Data

The Company manages its operations on a consolidated basis for purposes of assessing performance and making operating decisions. Accordingly, the Company has determined that it has a single reporting segment.

SCIQUEST, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

2.	Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted new accounting guidance that clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about fair value measurements. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy, as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Observable inputs are based on market data obtained from independent sources. As of December 31, 2008 and 2009, and March 31, 2010 (unaudited), the Company had cash equivalents of $9,013, $16,776 and $15,132, respectively, which consist of money market accounts. These cash equivalents are classified within Level 1 of the fair value hierarchy since they are valued using quoted market prices. As of December 31, 2008 and 2009, and March 31, 2010 (unaudited), the Company did not have any financial assets or liabilities without observable market values that would require a high level of judgment to determine fair value (Level 3).

Income Taxes

Deferred income taxes are provided using tax rates enacted for periods of expected reversal on all temporary differences. Temporary differences relate to differences between the book and tax basis of assets and liabilities, principally intangible assets, property and equipment, deferred subscription revenues, pension assets, accruals and stock-based compensation. Valuation allowances are established to reduce deferred tax assets to the amount that will more likely than not be realized. To the extent that a determination is made to establish or adjust a valuation allowance, the expense or benefit is recorded in the period in which the determination is made.

Judgment is required in determining the provision for income taxes. Additionally, the income tax provision is based on calculations and assumptions that are subject to examination by many different tax authorities and to changes in tax law and rates in many jurisdictions. The Company would adjust its income tax provision in the period in which it becomes probable that actual results differ from management estimates.

On January 1, 2007, the Company adopted new guidance which prescribed a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This guidance also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax positions as a component of income tax expense. The Company’s adoption of this new guidance did not have a material effect on its financial position or results of operations. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months. As of the date of adoption of this guidance, the Company did not have any accrued interest or penalties associated with any unrecognized tax positions, and there were no such interest or penalties recognized during the year ended December 31, 2009.

SCIQUEST, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

2.	Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued The FASB Accounting Standards Codification (Codification), which is the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification is non-authoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification did not change or alter existing GAAP and therefore, did not have an impact on the Company’s balance sheets, statements of operations and cash flows.

In October 2009, the FASB’s Emerging Issues Task Force revised its guidance on revenue recognition for multiple-deliverable revenue arrangements. The amendments in this update will, in certain circumstances, enable companies to separately account for multiple revenue-generating activities (deliverables) that they perform for their customers. Existing U.S. GAAP requires a company to use vendor-specific objective evidence (VSOE) or third-party evidence of selling price to separate deliverables in a multiple-deliverable arrangement. The update will allow the use of an estimated selling price if neither VSOE nor third-party evidence is available. The update will require additional disclosures of information about an entity’s multiple-deliverable arrangements. The requirements of the update may be applied prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, although early adoption is permitted. The Company is currently evaluating the impact of the update on its financial position and results of operations and does not plan to early or retroactively adopt the new guidance.

3.	Restatement of Financial Statements

During the preparation of the Company’s quarterly financial statements for the three months ended March 31, 2010, it was determined that an error existed in previously reported financial statements related to the assessed likelihood of the Company’s ability to realize its deferred tax assets. Historically, the Company had established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. Upon further review of its historical and projected operating results, the Company determined that it was more likely than not at December 31, 2009 that it would be able to realize certain of its deferred tax assets primarily as a result of expected future taxable income.

The accompanying financial statements have been restated to reduce the valuation allowance that had previously been established by $16.8 million. The following summarizes the impact of these adjustments on the statement of operations and balance sheet data for the year ended December 31, 2009:

	As Reported	As Restated
	Year Ended	Year Ended
	December 31,	December 31,
Statement of Operations Data	2009	2009

Income tax benefit	$20	$16,821
Net income	2,628	19,429

Net income attributable to common stockholders	$33	$16,834

Net income attributable to common stockholders per share:
Basic	$0.00	$0.60
Diluted	$0.00	$0.58

SCIQUEST, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

3.	Restatement of Financial Statements (continued)

	As Reported	As Restated
	December 31,	December 31,
Balance Sheet Data	2009	2009

Deferred tax asset, current	—	177
Total current assets	23,162	23,339
Deferred tax asset, non-current	—	17,269
Total assets	37,765	55,211
Deferred tax liability, less current portion	—	646
Accumulated deficit	(33,219)	(16,418)
Total stockholders’ deficit	(33,959)	(17,158)
Total liabilities, redeemable preferred stock, and stockholders’ deficit	37,765	55,211

4.	Property and Equipment

Property and equipment consist of the following as of December 31, 2008 and 2009, and as of March 31, 2010:

	As of December 31,		As of March 31,
	2008	2009	2010
			(Unaudited)

Furniture and equipment	$505	$579	$579
Computer software and equipment	3,016	3,483	3,787
Leasehold improvements	487	231	231

Total costs	4,008	4,293	4,597
Less accumulated depreciation and amortization	(2,655)	(2,986)	(3,172)

Property and equipment, net	$1,353	$1,307	$1,425

Depreciation expense related to property and equipment (excluding capitalized internal-use software) for the years ended December 31, 2007, 2008 and 2009 was $509, $594 and $644, respectively, and was $156 and $138 for the three months ended March 31, 2009 and 2010 (unaudited), respectively. The Company disposed of fully-depreciated computer software and equipment with a cost of $231 during the year ended December 31, 2009.

During 2009, the Company renegotiated a lease, which reduced the total leased office space at that property. Accordingly, the Company wrote-off leasehold improvements with an original cost of $389 and accumulated amortization of $249. The Company recognized a loss in the accompanying statements of operations of $140 during the year ended December 31, 2009 related to the disposal of these leasehold improvements.

Computer software and equipment includes capitalized software development costs incurred during development of the Company’s on-demand solution. The Company capitalized software development costs of $362, $99 and $220 during the years ended December 31, 2007, 2008 and 2009, respectively, and capitalized $0 and $202 during the three months ended March 31, 2009 and 2010 (unaudited), respectively. Net capitalized software development costs totaled $280, $333 and $487 as of December 31, 2008 and 2009, and March 31, 2010, respectively. Amortization expense for the years ended December 31, 2007, 2008 and 2009 related to capitalized software development costs was $114, $154 and $167, respectively, and was $43 and $48 for the three months ended March 31, 2009 and 2010 (unaudited), which is classified within cost of revenues in the accompanying statements of operations.

SCIQUEST, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

5.	Goodwill and Other Intangible Assets

The Company acquired goodwill and certain identifiable intangible assets as part of the going private transaction in July 2004. A summary of intangible assets as of December 31, 2008 and 2009, and March 31, 2010 follows:

	December 31, 2008			December 31, 2009			March 31, 2010 (Unaudited)
	Gross Carrying	Accumulated	Net Carrying	Gross Carrying	Accumulated	Net Carrying	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount	Amount	Amortization	Amount

Goodwill	$6,765	$—	$6,765	$6,765	$—	$6,765	$6,765	$—	$6,765
Acquired technology	8,100	(8,100)	—	8,100	(8,100)	—	8,100	(8,100)	—
Customer relationships	5,200	(3,887)	1,313	5,200	(4,290)	910	5,200	(4,366)	834
Trademarks	430	—	430	430	—	430	430	—	430

Total	$20,495	$(11,987)	$8,508	$20,495	$(12,390)	$8,105	$20,495	$(12,466)	$8,029

Acquired technology was amortized to expense on a straight-line basis over the estimated useful life of three years. Related amortization expense for the year ended December 31, 2007 was $1,575 and was included in amortization of intangible assets in the accompanying statement of operations for the year ended December 31, 2007. This asset was fully amortized as of December 31, 2007.

The customer relationships asset is being amortized over a ten-year estimated life in a pattern consistent with which the economic benefit is expected to be realized. Related amortization expense was $711, $537 and $403 for the years ended December 31, 2007, 2008 and 2009, respectively, and $101 and $76 for the three months ended March 31, 2009 and 2010 (unaudited), respectively.

The Company estimates the following amortization expense related to its customer relationships for the years ended December 31:

2010	$301
2011	225
2012	167
2013	125
2014	92

$910

6.	Accrued Liabilities

Current accrued liabilities are comprised of the following as of December 31, 2008 and 2009, and as of March 31, 2010:

	As of December 31,		As of March 31,
	2008	2009	2010
			(Unaudited)

Accrued compensation	$2,313	$2,321	$1,418
Accrued consulting and professional services	271	96	354
Accrued restructuring charges, current	262	—	—
Accrued rent	226	239	231
Other	236	324	418

Total	$3,308	$2,980	$2,421

SCIQUEST, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

6.	Accrued Liabilities (continued)

In years prior to 2007, the Company restructured certain operations to eliminate excess leased office space and to reduce the workforce. As of December 31, 2008, the remaining total liability of $549 ($262 current and $287 non-current) reflected lease commitments for unused office space. During the year ended December 31, 2009, the Company renegotiated the operating lease for which the reserve was originally established and reduced the total leased office space. As a result, the restructuring reserve for unused office space was no longer necessary and was reduced to $0 at the time the renegotiation was finalized.

The following summarizes the restructuring liability for the years ended December 31, 2008 and 2009:

Restructuring Liability

Balance as of December 31, 2007	$891
Payments	(333)
Change in estimate	(83)
Accretion	74

Balance as of December 31, 2008	549
Payments	(296)
Decrease in liability due to lease termination	(287)
Accretion	34

Balance as of December 31, 2009	$—

7.	Debt

On October 30, 2008, the Company entered into a credit agreement with a bank which provides for borrowings of up to $2,500, of which $350 was outstanding as of December 31, 2009. Interest accrued on the unpaid principal balance at the LIBOR Market Index Rate plus 1.5%. As of December 31, 2009, the interest rate was 1.7%. In accordance with the terms of the agreement, the Company maintained a restricted cash balance in the amount equal to the outstanding credit balance. As of March 31, 2010 (unaudited), the Company fully repaid the outstanding balance under its line of credit of $350, plus accrued interest, and closed the credit agreement. In accordance with the terms of the credit agreement, the restricted cash balance became unrestricted upon the repayment and closing of the credit agreement.

On July 29, 2004, the Company entered into a senior revolving credit facility with an availability of $2,500 which was renewable annually. During 2008, this line of credit was fully repaid by the Company and closed. In conjunction with this facility, a warrant was issued to purchase 52,160 shares of the Company’s common stock at a price of $0.04 per share, which expires on July 29, 2011 (see Note 8).

8.	Redeemable Preferred Stock

Authorized Shares — The Company is authorized to issue up to 500,000 shares of $0.001 par value redeemable preferred stock.

Issuance of Stock — As of December 31, 2008 and 2009, and March 31, 2010 (unaudited), the Company had outstanding 222,073 shares of $0.001 par value redeemable preferred stock. All of the shares were issued at a price of $100 per share.

SCIQUEST, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

8.	Redeemable Preferred Stock (continued)

Rank — The Board of Directors is empowered to authorize classes of preferred stock and their related rights and preferences. The preferred stock ranks senior to all common stock with respect to dividend rights and rights on liquidation or dissolution.

Dividends — Holders of redeemable preferred stock shall be entitled to receive, when, as and if declared by the Board of Directors, dividends at the rate per share of 8% of the accreted value per annum, calculated on a fiscal quarter basis at a rate of 2%. The accreted value is defined as $100 per share plus the cumulative calculated dividends, resulting in a quarterly compounding effect on previously accrued dividends. The accreted value of the redeemable preferred stock dividends is recorded on a quarterly basis as an increase to the preferred stock value and a decrease to additional paid-in capital. Due to the absence of retained earnings, in circumstances where the additional paid-in capital balance is reduced to zero, remaining accretion amounts are applied to accumulated deficit. As of December 31, 2009, and as of March 31, 2010 (unaudited), cumulative accrued dividends on the Company’s redeemable preferred stock totaled $11,864 and $12,535, respectively.

Liquidation — Upon any liquidation (including a merger event), the holders of redeemable preferred stock shall be entitled to receive for each outstanding share an amount in cash equal to the accreted value, including calculated and unpaid cumulative dividends. Beyond the accreted value, the holders of redeemable preferred stock are not entitled to any distribution in liquidation or dissolution. If sufficient legally available funds were not available for distribution, the payments would be distributed ratably among the holders of the redeemable preferred stock.

Redemption — The redeemable preferred shares are only redeemable at the option of the Company at a price equal to the issuance price plus cumulative preferred dividends. No portion of the redeemable preferred stock may be redeemed unless the full cumulative dividends (whether or not declared) on all outstanding shares of redeemable preferred stock shall have been paid or contemporaneously are declared and paid or set apart for payment for all dividend periods terminating on or prior to the applicable redemption date, unless the redemption of the shares are being calculated on a pro rata basis due to the insufficiency of legally available funds.

Voting — Holders of shares of redeemable preferred stock are not entitled to any voting rights, except in actions proposed by the Company that would adversely affect the preferences, rights or powers of the redeemable preferred stock including the creation of classes of stock with superior rights to the preferred and the payment of a dividend or distribution on or redemption of shares of equal or fewer rights or powers, i.e., other preferred or common classes of stock.

SCIQUEST, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

8.	Redeemable Preferred Stock (continued)

The following summarizes preferred stock carrying amount and activity for the years ended December 31, 2008 and 2009, and the three months ended March 31, 2010:

		Number of
		Redeemable
	Redeemable Preferred	Preferred Shares
	Stock	Outstanding

Balance as of December 31, 2007	$28,986	221,115
Issuance of preferred stock	96	958
Dividends accrued on redeemable preferred stock	2,395	—

Balance as of December 31, 2008	31,477	222,073
Dividends accrued on redeemable preferred stock	2,595	—

Balance as of December 31, 2009	34,072	222,073
Dividends accrued on redeemable preferred stock	671	—

Balance as of March 31, 2010 (unaudited)	$34,743	222,073

9.	Stockholders’ Deficit

Stock Incentive Plan

On August 27, 2004, the Company adopted a stock incentive plan (the Plan) which allowed the Company to grant up to 4,307,815 common stock options, stock appreciation rights (SARs) and restricted stock awards to employees, board members and others who contribute materially to the success of the Company. In February 2007, the Company increased the number of shares of common stock reserved for issuance under the Plan by 500,000 to an aggregate of 4,807,815 shares. In February 2008, the Company increased the number of shares of common stock reserved for issuance under the Plan by 1,807,657 to an aggregate of 6,615,472 shares. The Company’s Board of Directors approves the terms of stock options granted. Individual option grants generally become exercisable ratably over a period of four years from the grant date. The contractual term of the options is approximately ten years from the date of grant.

The Company recognizes compensation expense associated with restricted stock and common stock options based on the grant-date fair value of the award on a straight-line basis over the requisite service period of the individual grantees, which generally equals the vesting period.

Restricted Stock

As part of the Plan, the Company has issued restricted shares of its common stock to certain employees. Upon employee termination, the Company has the option to repurchase the shares. The repurchase price is the original purchase price plus interest for unvested restricted shares and the current fair value (as determined by the Board of Directors) for vested restricted shares. The shares generally vest ratably over two to four years. As of December 31, 2009, there were 4,496,492 shares of vested and unvested restricted stock outstanding. As March 31, 2010 (unaudited), there were 4,401,129 shares of vested and unvested restricted stock outstanding.

SCIQUEST, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

9.	Stockholders’ Deficit (continued)

The following summarizes the activity of nonvested shares of restricted stock for the year ended December 31, 2009 and the period ended March 31, 2010:

		Weighted-
		Average Grant
	Number of Shares	Date Fair Value

Nonvested as of December 31, 2008	445,402	$0.52
Issued	318,053	0.85
Vested	(408,666)	0.53
Repurchased	(793)	0.47

Nonvested as of December 31, 2009	353,996	0.81

Issued	191,724	0.79
Vested	(64,913)	0.58

Nonvested as of March 31, 2010 (unaudited)	480,807	$0.83

The total unrecognized compensation cost related to nonvested shares of restricted stock is approximately $287 at December 31, 2009 and $401 at March 31, 2010 (unaudited). This amount is expected to be recognized over a weighted-average period of 2.9 years.

In conjunction with the issuance of these restricted shares, subscription note agreements were executed for certain employees. The notes are payable in four annual payments due January 1 of each calendar year and bear interest at 6%. As of December 31, 2008 and 2009, the balance outstanding for these subscription note agreements was $617 and $769, respectively, and as of March 31, 2010 (unaudited), the balance was $15. Although the outstanding balance was not modified, the payment terms for all outstanding notes receivable issued during the year ended December 31, 2008 were amended during January 2009 such that the notes become due at the earlier of a change in control, as defined by the Plan, or five years from the modification date. The outstanding notes receivable as of December 31, 2008 and 2009, and March 31, 2010 (unaudited), are considered a separate component of additional paid-in-capital. Due to the absence of sufficient additional paid-in-capital, such amounts are presented separately in the accompanying balance sheets.

The Company accounts for restricted shares granted prior to the adoption of the fair value method as variable awards, and accordingly, remeasures the compensation expense for the unvested shares each period as of the balance sheet date, based on changes in the fair value of these awards. The Company recognized stock-based compensation of $91, $83 and $11 during the years ended December 31, 2007, 2008 and 2009, respectively, related to such awards, as well as $11 and $0 for the three months ended March 31, 2009 and 2010 (unaudited), respectively.

Restricted stock awards granted after December 31, 2005 are recognized in the income statement based on their fair values. As a result of the notes receivable being deemed nonrecourse for accounting purposes and other contractual provisions in the agreements, the related restricted stock grants are considered stock options for accounting purposes. Stock-based compensation expense of $13, $147 and $214 was recorded during the years ended December 31, 2007, 2008 and 2009, respectively, and $55 and $38 was recorded for the three months ended March 31, 2009 and 2010 (unaudited), respectively, in connection with these restricted stock awards.

On March 20, 2010 (unaudited), the Board of Directors authorized the forgiveness of the outstanding balance of the subscription note agreements issued by certain employees in connection with their previous purchases of the Company’s restricted stock. A total of $1,016 was forgiven, which included the outstanding principal note amount

SCIQUEST, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

9.	Stockholders’ Deficit (continued)

plus accrued but unpaid interest. The Company accounted for the forgiveness of the outstanding note balance as a modification of a stock option for accounting purposes. Accordingly, the Company measured incremental compensation expense of $746 in connection with this modification. Incremental compensation expense of $518 related to the vested shares of restricted stock was recognized immediately at the date of modification. Incremental compensation expense of $228 related to the unvested shares will be recognized as additional compensation expense over the remaining vesting period.

During the three months ended March 31, 2010 (unaudited) and the year ended December 31, 2009, the Company repurchased 287,087 and 15,604 shares of vested and unvested restricted stock for $273 and $15, respectively, in connection with the termination of one employee in each of the years. During the year ended December 31, 2008, the Company repurchased 260,209 shares of vested and unvested restricted stock for $99 in connection with the termination of two employees and recognized additional stock-based compensation expense of $60 related to these repurchased shares.

Stock Options

The Company also issues common stock options under the terms of the Plan. The following summarizes stock option activity for the year ended December 31, 2009 and the period ended March 31, 2010:

				Weighted-	Aggregate
				Average	Intrinsic Value
			Weighted-	Remaining	as of
	Number of Options	Range of Exercise	Average	Contractual	March 31,
	Outstanding	Prices	Exercise Price	Term (In Years)	2010 (Unaudited)

Balance as of December 31, 2008	593,765	$0.04-$1.58	$0.49

Options granted	559,724	$0.95-$1.02	$1.02
Options exercised	(30,106)	$0.04-$1.02	$0.19
Options canceled	(236,159)	$0.05-$1.58	$1.24

Balance as of December 31, 2009	887,224	$0.04-$1.58	$0.63	7.5	$3,067

Vested and expected to vest at December 31, 2009	807,128	$0.04-$1.58	$0.60	7.3	$2,814

Exercisable as of December 31, 2009	488,778	$0.04-$1.58	$0.40	6.5	$1,805

Options granted	447,198	$1.13	$1.13
Options exercised	(3,671)	$0.07-$1.13	$0.52
Options canceled	(19,728)	$0.07-$1.13	$0.94

Balance as of March 31, 2010 (unaudited)	1,311,023	$0.04-$1.58	$0.80	8.0	$4,315

Vested and expected to vest at March 31, 2010 (unaudited)	1,155,591	$0.04-$1.58	$0.77	7.8	$3,842

Exercisable as of March 31, 2010 (unaudited)	533,865	$0.04-$1.58	$0.44	6.1	$1,949

In March 2009, the Company approved a common stock option re-pricing program whereby 175,625 of the Company’s outstanding stock option awards granted during the year ended December 31, 2008 were repriced.

SCIQUEST, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

9.	Stockholders’ Deficit (continued)

Under this program, qualifying options with an original exercise price, ranging from $1.30 to $1.58 per share, were cancelled and reissued with an exercise price equal to the then-current estimated fair value of the Company’s common stock, $1.02 per share. The incremental fair value resulting from the modification of unvested awards is being recognized as expense on a straight-line basis over the remaining requisite service period, which is the vesting period. The incremental fair value resulting from the modification of the vested awards was recognized as expense at the modification date. The incremental compensation expense of approximately $4 recognized in connection with this stock option modification was not material to the Company’s financial statements. The modified options are included as cancellations and grants in the above table for the year ended December 31, 2009.

The aggregate intrinsic value in the table above represents the difference between the exercise price of the underlying awards and the estimated fair value of the Company’s common stock at March 31, 2010 multiplied by the number of shares that would have been received by the option holders had all option holders exercised their options on March 31, 2010. The aggregate intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009 was $1, $47 and $24, respectively, and $2 for the three months ended March 31, 2010 (unaudited).

The total unrecognized compensation cost related to outstanding stock options is $326 at December 31, 2009, and $678 at March 31, 2010 (unaudited). These amounts are expected to be recognized over a weighted-average period of 2.6 years.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2009 and at March 31, 2010 (unaudited):

				Options Exercisable at
	Options Outstanding at December 31, 2009			December 31, 2009
		Weighted-Average
		Remaining	Weighted-		Weighted-
Range of		Contractual Life	Average		Average
Exercise Price	Number	(Yrs.)	Exercise Price	Number	Exercise Price

$0.04 — $0.07	355,360	5.7	$0.05	314,547	$0.05
$0.95 — $1.02	521,614	8.7	1.02	169,196	1.02
$1.30 — $1.58	10,250	8.2	1.38	5,035	1.36

Total	887,224	7.5	$0.63	488,778	$0.40

	Options Outstanding at March 31, 2010 (Unaudited)
		Weighted-Average		Options Exercisable at March 31, 2010 (Unaudited)
		Remaining	Weighted-		Weighted-
Range of		Contractual Life	Average		Average
Exercise Price	Number	(Yrs.)	Exercise Price	Number	Exercise Price

$0.04 — $0.07	351,672	5.4	$0.05	321,935	$0.05
$0.95 — $1.02	503,893	8.2	1.02	202,296	1.02
$1.13 — $1.58	455,458	9.8	1.14	9,634	1.26

Total	1,311,023	8.0	$0.80	533,865	$0.44

SCIQUEST, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

9.	Stockholders’ Deficit (continued)

The fair value of common stock options for employees and non-employees is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used:

			2010
	2008	2009	(Unaudited)

Estimated dividend yield	0%	0%	0%
Expected stock price volatility	100.00%	100.00%	100.00%
Weighted-average risk-free interest rate	2.6% — 3.6%	1.9% — 2.8%	2.6%
Expected life of options (in years)	6.25	6.25	6.25

Stock-based compensation expense of $6, $56 and $140 was recorded during the years ended December 31, 2007, 2008 and 2009, respectively, while $24 and $52 was recorded during the three months ended March 31, 2009 and 2010 (unaudited), respectively, related to the Company’s outstanding stock options. The weighted average grant date fair value per share for stock options granted in 2007, 2008 and 2009 was $0.26, $1.12 and $0.91, respectively, and $0.91 for the three months ended March 31, 2010 (unaudited).

During the year ended December 31, 2008, the Company issued 25,000 shares of unrestricted common stock as employee compensation and recognized the estimated fair value of $40 as stock-based compensation expense during the period.

Warrants

As of December 31, 2008 and 2009, and March 31, 2010 (unaudited), the Company had warrants outstanding representing 443,361 shares of common stock, with all of the warrants being exercisable as of December 31, 2008 and 2009, and March 31, 2010 (unaudited), to purchase the Company’s common stock at $0.04 per share. These warrants expire during 2011. The fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 3.47%; expected lives of five years; dividend yield of 0%; and volatility factor of 80%. All warrants were issued in conjunction with prior credit agreements that have since terminated and the fair value of the warrants was recorded as a financing cost and amortized to interest expense over the term of the related debt.

10.	Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

SCIQUEST, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

10.	Income Taxes (continued)

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2008 and 2009 are as follows:

	2008	2009
		(as restated)

Deferred tax assets:
Net operating loss carryforwards	$74,493	$73,587
Research and development tax credits	1,386	1,344
Compensation accruals	182	177
Lease termination	212	—
Deferred revenues	2,952	2,785
Depreciation and amortization	52	25
Other credits	28	74
Other	3	4

Total gross deferred tax assets	79,308	77,996
Less: valuation allowance for deferred tax assets	(78,527)	(60,550)

Net deferred tax assets	781	17,446
Deferred tax liabilities:
Depreciation and amortization	—	—
Customer contracts	507	351
Trade names	166	166
Capitalized software costs	108	129

Total deferred tax liabilities	781	646

Net deferred tax asset (liability)	$—	$16,800

The Company routinely assesses the likelihood that it will be able to realize its deferred tax assets. The Company considers all available positive and negative evidence in assessing the need for a valuation allowance. At December 31, 2008, the Company recorded a full valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. At December 31, 2009, the Company determined that it was more likely than not that it would be able to realize certain of its deferred tax assets primarily as a result of expected future taxable income. Accordingly, the Company restated the accompanying financial statements to reverse approximately $16,800 of its valuation allowance.

During the years ended December 31, 2008 and 2009, the Company recorded a benefit from income taxes of $9 and $21 under the Housing and Economic Recovery Act of 2008 resulting from a research and development credit refund for credits generated prior to 2006. Due to the losses incurred in 2007 and the recording of the valuation allowance, no tax provision or benefit was recorded in the statement of operations for 2007.

At December 31, 2008 and 2009, unrecognized tax benefits of $165, net of federal tax benefits, would have increased the Company’s deferred tax assets with a corresponding increase to the valuation allowance if recognized. There would be no effect on the effective tax rate, net of valuation allowance, had these tax benefits been recognized as of December 31, 2008. Income tax expense for the year ended December 31, 2009 would have been lower by $366 had these benefits been recognized. There were no gross increases or settlements of the Company’s

SCIQUEST, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

10.	Income Taxes (continued)

unrecognized tax benefits during the years ended December 31, 2007, 2008, or 2009. The Company’s open tax years that are subject to federal examination are inception through 2009.

As of December 31, 2009, the Company has federal and state net operating loss carryforwards of approximately $199.4 million and $124.7 million, respectively, which will begin to expire in 2014 for federal tax purposes and began to expire in 2009 for state tax purposes. The Tax Reform Act of 1986 contains provisions that limit the ability of companies to utilize net operating loss carryforwards and tax credit carryovers in the case of certain events including significant changes in ownership. These limitations may significantly impact the amount of net operating loss and tax credit carryovers available to offset future taxable income. The Company believes that federal net operating loss carryforwards originating prior to July 28, 2004 will be available for future utilization to the extent of future income in the amount of $19.2 million as of December 31, 2009. The amount available will increase by $683 per year until 2024. Future changes in ownership could further limit these tax attributes if such transactions occur.

Income taxes computed at the statutory federal income tax rate of 34% are reconciled to the provision (benefit) for income taxes for the years ended December 31:

	Year Ended December 31,
	2007	2008	2009
			(as restated)

US federal tax at statutory rate	34%	34%	34%
State taxes (net of federal benefit)	5%	5%	4%
Change in valuation allowance	(41)%	(39)%	(695)%
Other nondeductible (benefit) expenses	(2)%	17%	7%
Increase in credit carryforwards	4%	(17)%	6%
Other	0%	(1)%	(1)%

Income tax benefit	0%	(1)%	(645)%

11.	Commitments and Contingencies

Operating Leases

The Company leases office space and certain equipment under non-cancelable operating leases. The Company did not have any capital lease obligations as of December 31, 2009, or as of March 31, 2010 (unaudited). The Company is committed to a lease agreement for office space for its headquarters through January 2014 and is also committed to another lease through February 2016. Future minimum lease payments required under leases in effect as of December 31, 2009 and March 31, 2010 are as follows:

Operating Leases

2010	$771
2011	765
2012	784
2013	803
2014 and thereafter	361

Total future minimum lease payments	$3,484

SCIQUEST, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

11.	Commitments and Contingencies (continued)

Rent expense is calculated on a straight-line basis over the term of the lease. Rent expense recognized under operating leases totaled approximately $652, $717 and $886 for the years ended December 31, 2007, 2008 and 2009, respectively, and $216 and $194 for the three months ended March 31, 2009 and 2010 (unaudited), respectively.

Exit Event Bonus Plan

In 2005, the Company established an Exit Event Bonus Plan. Under the terms of the Exit Event Bonus Plan, upon the occurrence of an Exit Event, as defined, a bonus pool will become due and payable to the participants in the Exit Event Bonus Plan. Participation in the Exit Event Bonus Plan will be limited to those employees selected by the Board of Directors and awarded units thereunder, which has not occurred as of December 31, 2009, or as of March 31, 2010 (unaudited). Accordingly, the Company has not recognized any stock-based compensation related to the Exit Event Bonus Plan, since a grant date has not occurred as of December 31, 2009 or March 31, 2010 (unaudited). In the case of an Exit Event that is an initial public offering, the bonus pool will consist of shares of common stock, the number of which is determined by multiplying (i) the applicable percentage, as defined, by (ii) the number of shares of common stock outstanding on a fully diluted basis immediately prior to the initial public offering. In the event of an Exit Event that is a sale of the Company, the bonus pool will consist of a portion of the aggregate consideration received by the Company and/or its stockholders in such sale, or the aggregate sale consideration, the amount of which is determined by multiplying (i) the applicable percentage, as defined, by (ii) the aggregate sale consideration less the amount of such aggregate sale consideration payable to the holders of preferred stock outstanding at the time of such sale. The applicable percentage ranges from 0% to 3%, depending upon the Company’s valuation in the initial public offering or sale of the Company, as applicable. If the valuation is $210 million or less, the applicable percentage will be 0%. If the valuation is $250 million or greater, the applicable percentage will be 3%. For valuations between $210 million and $250 million, the applicable percentage will be between 0% and 3% as determined on a proportional basis by multiplying 3% by a fraction where the numerator is the difference between the applicable valuation and $210 million and the denominator is $40 million. During the year ended December 31, 2009, the Exit Event Bonus Plan was amended to change the maximum “applicable percentage” to 3%.

Legal Contingencies

On May 22, 2009, a company filed a patent infringement action in the United States District Court for the Eastern District of Virginia against SciQuest, Inc. and other, unrelated companies. On August 19, 2009, SciQuest, Inc. and the company entered into a settlement agreement in exchange for a one-time settlement payment. The settlement and related legal costs totaling $3,189 were recorded in operating expenses in the accompanying statement of operations for the year ended December 31, 2009.

In 2001, the Company was named as a defendant in several securities class action complaints filed in the United States District Court for the Southern District of New York originating from its December 1999 initial public offering. The complaints alleged, among other things, that the prospectus used in the Company’s initial public offering contained material misstatements or omissions regarding the underwriters’ allocation practices and compensation and that the underwriters manipulated the aftermarket for the Company’s stock. These complaints were consolidated along with similar complaints filed against over 300 other issuers in connection with their initial public offerings. After several years of litigation and appeals related to the sufficiency of the pleadings and class certification, the parties agreed to a settlement of the entire litigation, which was approved by the Court on October 5, 2009. Notices of appeal to the Court’s order have been filed by various appellants. The Company has not incurred significant costs to date in connection with its defense of these claims since this litigation is covered by its insurance policy. The Company believes it has sufficient coverage under its insurance policy to cover its obligations under the settlement agreement. Accordingly, the Company believes the ultimate resolution of these

SCIQUEST, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

11.	Commitments and Contingencies (continued)

matters will not have an impact on its financial position and, therefore, it has not accrued a contingent liability as of December 31, 2008 and 2009, or as of March 31, 2010 (unaudited).

From time to time, the Company is subject to legal proceedings and claims that arise in the ordinary course of business. The Company records an accrual for a contingency when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company does not currently believe the resolution of these actions will have a material adverse effect upon the Company’s financial position, results of operations or cash flows.

Warranties and Indemnification

The Company’s hosting service is typically warranted to perform in a manner consistent with general industry standards that are reasonably applicable under normal use and circumstances. The Company’s arrangements also include certain provisions for indemnifying customers against liabilities if its products or services infringe a third party’s intellectual property rights. The Company to date has not incurred costs to settle claims or pay awards under these indemnification obligations. The Company accounts for these indemnity obligations as contingencies and records a liability for these obligations when a loss is probable and reasonably estimable. To date, the Company has not incurred any material costs as a result of these indemnifications and has not accrued any liabilities related to the obligations in the accompanying financial statements.

The Company enters into service level agreements with its on-demand solution customers warranting certain levels of uptime reliability. To date, the Company has not incurred any material costs and has not accrued any liabilities related to such obligations.

12.	Employee Benefit Plan

The Company has established a defined contribution plan (the Contribution Plan) which qualifies under Section 401(k) of the Internal Revenue Code. All employees of the Company who have attained 21 years of age are eligible for participation in the Contribution Plan after one month of employment. Under the Contribution Plan, participating employees may defer up to the Internal Revenue Service annual contribution limit. The Company may elect to make contributions to the Contribution Plan at its discretion. During the years ended December 31, 2008 and 2009, the Company paid $252 and $277, respectively, and $150 and $170 during the three months ended March 31, 2009 and 2010 (unaudited), respectively, in discretionary contributions to the Contribution Plan. During the year ended December 31, 2007, the Company did not make any discretionary contributions to the Contribution Plan.

13.  Subsequent Events (unaudited)

The Company evaluated subsequent events through May 10, 2010, which is the date the financial statements were available to be issued.

On April 20, 2010, in accordance with the Company’s stock incentive plan, the Company issued 159,000 options to purchase common stock to certain employees and directors of the Company at a grant price of $4.09 per share.

SciQuest Is Reshaping The Future Of Procurement

sciQuest®

Empowering. Strategic. Procurement.

©2010 SciQuest, Inc. All rights reserved.

           Shares
Common Stock

PROSPECTUS
          , 2010

Thomas Weisel Partners LLC
William Blair & Company
JMP Securities
Pacific Crest Securities

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Through and including          , 2010 (the 25th day after the date of this prospectus), all dealers that effect transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other expenses of issuance and distribution.

The following table itemizes the expenses, other than the underwriting discounts and commissions, incurred by us in connection with the issuance and distribution of the securities being registered hereunder. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the New York Stock Exchange, or NYSE, listing fee.

SEC registration fee		$5,348
FINRA filing fee		8,000
NYSE listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Director and officer liability insurance policy premium		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of directors and officers.

We are a corporation organized under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation. Our amended and restated certificate of incorporation, in the form that will become effective upon the closing of this offering, provides that we will indemnify and advance expenses to our directors and officers (and may choose to indemnify and advance expenses to other employees and agents) to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	breach of a director’s duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation, in the form that will become effective upon the closing of this offering, provides that our directors are not personally liable for breaches of fiduciary duties to the fullest extent permitted by the Delaware General Corporation Law.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Section 145(g) of the Delaware General Corporation Law and our amended and restated certificate of incorporation permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether Delaware General Corporation Law permits indemnification. We maintain a directors’ and officers’ liability insurance policy.

As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors that require us to indemnify such persons against various actions including, but not limited to, third-party actions where such director, by reason of his or her corporate status, is a party or is threatened to be made a party to an action, or by reason of anything done or not done by such director in any such capacity. We indemnify directors against all costs, judgments, penalties, fines, liabilities, amounts paid in settlement by or on behalf of such directors, and for any expenses actually and reasonably incurred by such directors in connection with such action, if such directors acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. We also advance to our directors expenses (including attorney’s fees) incurred by such directors in advance of the final disposition of any action after the receipt by the corporation of a statement or statements from directors requesting such payment or payments from time to time, provided that such statement or statements are accompanied by an undertaking, by or on behalf of such directors, to repay such amount if it shall ultimately be determined that they are not entitled to be indemnified against such expenses by the corporation.

The indemnification agreements set forth certain procedures that will apply in the event of a claim for indemnification or advancement of expenses, including, among others, provisions about providing notice to the corporation of any action in connection with which a director seeks indemnification or advancement of expenses from the corporation, and provisions concerning the determination of entitlement to indemnification or advancement of expenses.

Prior to the closing of this offering, we plan to enter into an underwriting agreement, which will provide that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities.

Item 15.	Recent sales of unregistered securities.

In the three years preceding the filing of this registration statement, we issued the securities indicated below that were not registered under the Securities Act of 1933, as amended, or the Securities Act.

On July 18, 2007, we issued 958 shares of our preferred stock and 125,000 shares of our common stock to Brad Stevens, our then Vice President of Marketing, for aggregate cash consideration of $100,000.

On September 24, 2008, we issued an aggregate of 25,000 shares of our common stock for no cash consideration to the family members of a recently deceased employee in recognition and appreciation of his past services.

The above-described sales of securities were made in reliance upon the exemption from registration requirements of the Securities Act available under Section 4(2) of the Securities Act. These sales did not involve any underwriters, underwriting discounts or commissions or any public offering. The recipients of the securities in these transactions represented that they intended to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such sales. We believe that the purchasers either received adequate information about us or had adequate access, through their relationships with us, to such information.

The following table sets forth information on stock options issued by us to our employees in the three years preceding the filing of this registration statement.

				Current
	Number of	Grant Date	Grant Date	Exercise
Date of Issuance	Options Granted	Exercise Price	Fair Value	Price

July 18, 2007	60,000	$0.07	$0.07	$0.07
January 23, 2008(1)	147,125	$1.30	$1.30	$1.02
July 23, 2008(1)	63,000	$1.58	$1.58	$1.02
January 22, 2009	349,099	$1.02	$1.02	$1.02
July 22, 2009	35,000	$0.95	$0.95	$0.95
January 21, 2010	447,198	$1.13	$1.13	$1.13
April 20, 2010	159,000	$4.09	$4.09	$4.09

(1)	Represents stock options that were amended to reduce the exercise price for substantially all of the shares subject to stock options granted on January 23, 2008 and July 23, 2008. The amendments reduced the exercise price of the previously granted options to $1.02 per share, which was the fair value of our common stock on the date of the amendments. The amendments did not affect the vesting provisions or the number of shares subject to any of the option awards. For financial statement reporting, we treat the previously granted options as being forfeited and the amendments as new option grants.

No consideration was paid to us by any recipient of any of the foregoing options for the grant of such options. All of the stock options described above were granted under our 2004 Stock Incentive Plan to our officers, directors and employees in reliance upon an available exemption from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to “compensatory benefit plans” as defined under that rule. We believe that our 2004 Stock Incentive Plan qualifies as a compensatory benefit plan.

The following table sets forth information on shares of common stock issued to our employees and former employees upon the exercise of stock options in the three years preceding the filing of this registration statement.

	Number of	Per Share
Date of Issuance	Shares Issued	Exercise Price

March 28, 2007	1,250	$0.04
July 11, 2007	1,125	0.05
August 27, 2007	16,421	0.04
August 28, 2007	1,125	0.07
September 25, 2007	1,375	0.05
November 30, 2007	1,250	0.05
December 14, 2007	750	0.07
January 16, 2008	5,260	0.04
March 8, 2008	21,199	0.04
March 19, 2008	1,063	0.07
March 26, 2008	3,231	1.30
April 1, 2008	1,438	0.07
April 23, 2008	750	0.07
July 17, 2008	875	0.07
October 1, 2008	875	0.05
December 1, 2008	4,250	0.19
December 10, 2008	563	0.07
February 18, 2009	2,125	0.05
March 11, 2009	1,875	0.07
April 3, 2009	5,599	0.04
May 8, 2009	6,105	0.12
August 6, 2009	1,125	0.95
November 16, 2009	826	0.23
December 29, 2009	12,451	0.25
March 14, 2010	1,953	0.08
March 31, 2010	1,718	1.02
May 3, 2010	4,000	1.02
May 10, 2010	15,104	1.02

All of the shares of common stock issued upon the exercise of stock options described above were issued in reliance upon an available exemption from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to “compensatory benefit plans” as defined under that rule. We believe that our 2004 Stock Incentive Plan qualifies as a compensatory benefit plan.

The following table sets forth information on restricted stock awards issued by us to our employees and non-employee directors in the three years preceding the filing of this registration statement.

	Number of	Grant Date	Grant Date
Date of Issuance	Shares Issued	Purchase Price	Fair Value

January 23, 2008(1)	584,275	$1.30	$1.30
January 22, 2009	318,053	$1.02	$1.02
January 21, 2010	191,724	$1.13	$1.13

(1)	Represents restricted stock awards that were amended to reduce the purchase price for such shares issued on January 23, 2008. The amendments reduced the purchase price of the previously issued restricted stock to $1.02 per share, which was the fair value of our common stock on the date of the amendments. The amendments did not affect the vesting provisions or the number of shares subject to any of the restricted stock awards.

All of the restricted stock awards described above were granted under our 2004 Stock Incentive Plan to our officers, directors and employees in reliance upon an available exemption from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to “compensatory benefit plans” as defined under that rule. We believe that our 2004 Stock Incentive Plan qualifies as a compensatory benefit plan.

Item 16.	Exhibits and financial statement schedules.

(a) Exhibits.  Reference is made to the Exhibit Index attached hereto, which is made a part hereof by reference thereto.

(b) Financial statement schedules.  See page F-1 for an index of the financial statements and schedules that are being filed as part of this Registration Statement.

Item 17.	Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c) The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purposes determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cary, State of North Carolina, on June 4, 2010.

SciQuest, Inc.

By:	/s/ Stephen J. Wiehe
Stephen J. Wiehe
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Stephen J. Wiehe Stephen J. Wiehe	President, Chief Executive Officer and Director (Principal Executive Officer)	June 4, 2010

* Rudy C. Howard	Chief Financial Officer (Principal Financial and Accounting Officer)	June 4, 2010

* Noel J. Fenton	Chairman of the Board of Directors	June 4, 2010

* Daniel F. Gillis	Director	June 4, 2010

* Jeffrey T. Barber	Director	June 4, 2010

* Timothy J. Buckley	Director	June 4, 2010

* /s/ Stephen J. Wiehe By: Stephen J. Wiehe Agent and attorney-in-fact

EXHIBIT LIST

Exhibit No.		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Amended and Restated Certificate of Incorporation of SciQuest, Inc. to be effective immediately prior to the closing of the offering
3	.2*	Amended and Restated Bylaws of SciQuest, Inc. to be effective immediately prior to the closing of the offering
4	.1*	Specimen Certificate representing shares of common stock of SciQuest, Inc.
4	.2†	Stockholders Agreement, by and among SciQuest, Inc. and certain of its stockholders, dated July 28, 2004
4	.3*	Amendment No. 1 to Stockholders Agreement, by and among SciQuest, Inc. and certain of its stockholders, dated , 2010.
5	.1*	Opinion of Morris, Manning & Martin, LLP
10	.1†	SciQuest, Inc. 2004 Stock Incentive Plan**
10	.2†	Amendment No. 2 to SciQuest, Inc. 2004 Stock Incentive Plan**
10	.3†	Form of Stock Option Grant Certificate under the SciQuest, Inc. 2004 Stock Incentive Plan**
10	.4†	Form of Management Subscription Agreement under the SciQuest, Inc. 2004 Stock Incentive Plan**
10	.5†	Second Amended and Restated Exit Event Bonus Plan**
10	.6†	Amendment No. 1 to Second Amended and Restated Exit Event Bonus Plan**
10	.7†	Employment Agreement by and between SciQuest, Inc. and Stephen J. Wiehe, dated February 5, 2002**
10	.8†	Change of Control Agreement by and between SciQuest, Inc. and Stephen J. Wiehe, dated January 1, 2004**
10	.9†	Change of Control Agreement by and between SciQuest, Inc. and James B. Duke, dated January 1, 2004**
10	.10†	Change of Control Agreement by and between SciQuest, Inc. and Rudy C. Howard, dated January 1, 2010**
10	.11†	Amended and Restated Subscription Agreement by and between SciQuest, Inc. and Daniel F. Gillis, dated January 21, 2010**
10	.12†	Subscription Agreement by and between SciQuest, Inc. and Daniel F. Gillis, dated January 21, 2010**
10	.13†	Form of Indemnification Agreement
10	.14†	Office Lease by and between SciQuest, Inc. and Duke Realty Limited Partnership, dated May 17, 2005
10	.15†	First Amendment to Office Lease by and between SciQuest, Inc. and Duke Realty Limited Partnership, dated February 21, 2008
10	.16†	Second Amendment to Office Lease by and between SciQuest, Inc. and Duke Realty Limited Partnership, dated February 27, 2008
10	.17†	Assignment of Lease by and between SciQuest, Inc. and Kroy Building Products, Inc., dated February 11, 2008
10	.18†	Office Lease by and between Duke Realty Limited Partnership and Kroy Building Products, Inc., dated September 29, 2006
10	.19†	Second Amendment to Office Lease by and between SciQuest, Inc. and Duke Realty Limited Partnership, dated February 21, 2008
10	.20†	Master Agreement for U.S. Availability Services between SunGard Availability Services LP and SciQuest, Inc.
23.1		Consent of Ernst & Young LLP
23	.2*	Consent of Morris, Manning & Martin, LLP (included in Exhibit 5.1)
24	.1†	Power of Attorney

*	To be filed by amendment.

**	Indicates management contract or compensatory plan or arrangement.

†	Previously filed.